    As filed with the Securities and Exchange Commission on November 3, 2003

                                                           File Nos. 333-_______
                                                                       811-08892

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]
                         Pre-Effective Amendment No. [ ]
                        Post-Effective Amendment No. [ ]

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                              Amendment No. 9 [ X ]

                  SECURITY EQUITY SEPARATE ACCOUNT TWENTY-SEVEN
                           (Exact Name of Registrant)

                       METROPOLITAN LIFE INSURANCE COMPANY
                               (Name of Depositor)

                               One Madison Avenue
                               New York, NY 10010
         (Address of Depositor's Principal Executive Office) (Zip Code)

        Depositor's Telephone Number, including Area Code: (212) 578-5364

Name and Address of Agent for Service:          Copy to:

James L. Lipscomb, Esq.                         Stephen E. Roth, Esq.
Executive Vice President and General Counsel    Sutherland Asbill & Brennan LLP
Metropolitan Life Insurance Company             1275 Pennsylvania Avenue, NW
One Madison Avenue                              Washington, DC  20004-2415
New York, NY  10010

                      APPROXIMATE DATE OF PROPOSED FILING:

 As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

   TITLE OF SECURITIES BEING REGISTERED: Individual Variable Annuity Contracts

                                                                November 3, 2003

                      METROPOLITAN LIFE INSURANCE COMPANY

                       SECURITY EQUITY SEPARATE ACCOUNTS
                           TWENTY-SIX & TWENTY SEVEN
                               PROSPECTUS FOR THE
                     INDIVIDUAL VARIABLE ANNUITY CONTRACTS

This prospectus describes individual variable annuity contracts offered by Metropolitan Life Insurance Company ("MetLife," "we," "us," "our"). The Contracts are deferred variable annuities. These Contracts provide for accumulation of Contract values on a variable basis. These Contracts provide for annuity payments on a fixed basis, a variable basis, or a combination fixed and variable basis. The Contracts are no longer offered for sale. Existing Contract Owners may continue to make additional Purchase Payments to their Contracts.

The Contracts have a number of current investment choices (7 Investment Funds). The seven Investment Funds available are portfolios of AIM Variable Insurance Funds, Inc., which are listed below. You can put your money in any of these Investment Funds that are offered through our separate accounts, Security Equity Separate Account Twenty-Six ("Separate Account 26") and Security Equity Separate Account Twenty-Seven ("Separate Account 27"). The separate accounts have Divisions which each invests in a corresponding Investment Fund.

AIM VARIABLE INSURANCE FUNDS, INC.
Managed by: AIM Advisors, Inc.

Separate Account 26:

     AIM V.I. Diversified Income Fund
     AIM V.I. Government Securities Fund
     AIM V.I. Money Market Fund

Separate Account 27:

     AIM V.I. Capital Appreciation Fund
     AIM V.I. Core Equity Fund
     AIM V.I. International Growth Fund
     AIM V.I. New Technology Fund

Please read this Prospectus before investing. You should keep it for future reference. It contains important information. To learn more about the Contract, you can obtain a copy of the Statement of Additional Information (SAI) (dated November 3, 2003). The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the Prospectus. The table of contents of the SAI is included at the end of this prospectus. If you wish to receive, at no charge, the SAI, call us at 1-800-595-6577 (toll free) or write us at:
MetLife Variable Annuity Administration Department, P.O. Box 19098, Greenville, SC 29602-9098. The SEC has a website (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically.

THE CONTRACTS:

-  ARE NOT BANK DEPOSITS

-  ARE NOT FEDERALLY INSURED

-  ARE NOT ENDORSED BY ANY BANK OR GOVERNMENT AGENCY

-  ARE NOT GUARANTEED AND MAY BE SUBJECT TO POSSIBLE LOSS OF PRINCIPAL

THE SEC HAS NOT APPROVED THESE CONTRACTS OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION THAT IT HAS IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
INDEX OF SPECIAL TERMS......................................    4
FEE TABLE...................................................    5
HIGHLIGHTS..................................................    7
THE COMPANY.................................................    8
THE ANNUITY CONTRACTS.......................................    8
PURCHASE....................................................    8
     Purchase Payments......................................    8
     Allocation of Purchase Payments........................    9
     Account Continuation...................................    9
INVESTMENT OPTIONS..........................................    9
     AIM Variable Insurance Funds, Inc. ....................    9
     Transfer Privilege.....................................   10
     Dollar Cost Averaging..................................   10
     Additions, Deletions or Substitutions of Investments...   11
CHARGES AND DEDUCTIONS......................................   11
     Administrative Charges.................................   11
     Special Handling Fees..................................   11
     Surrender Charge (Contingent Deferred Sales Charge)....   11
     Charge-Free Amounts....................................   12
     Mortality and Expense Risk Charge......................   12
     Transfer Fees..........................................   13
     Fees and Expenses of the Funds.........................   13
     Premium Tax............................................   13
VARIABLE ACCOUNT............................................   13
     Accumulation Units.....................................   13
     Value of Accumulation Units............................   13
     Net Investment Factor..................................   13
ACCESS TO YOUR MONEY........................................   14
     Surrenders and Partial Withdrawals.....................   14
     Systematic Withdrawal Plan.............................   14
DEATH BENEFIT...............................................   15
     Death of a Contract Owner who is the Annuitant.........   15
     Death of a Contract Owner who is not the Annuitant.....   15
     Death of the Annuitant who is not a Contract Owner.....   15
     Death of a Joint Owner.................................   15
     Payment of Death Benefit...............................   15
     Amount of Death Benefit................................   16
ANNUITY PROVISIONS..........................................   16
     Annuity Date...........................................   16
     Election of Annuity Option.............................   16
     Annuity Options........................................   16
     Value of Variable Annuity Payments.....................   17

                                                              PAGE
                                                              ----
FEDERAL TAX MATTERS.........................................   17
     Taxation of Non-Qualified Contracts....................   18
     Taxation of Qualified Contracts........................   19
     Foreign Tax Credits....................................   20
     Possible Tax Law Changes...............................   20
YIELDS AND TOTAL RETURNS....................................   20
OTHER INFORMATION...........................................   21
     The Separate Accounts..................................   21
     Principal Underwriter..................................   21
     Administration.........................................   21
     Written Notice or Written Request......................   22
     Voting Rights..........................................   22
     Assignments and Changes of Ownership...................   22
     Ownership..............................................   22
     The Beneficiary........................................   22
     Deferment of Payment...................................   22
     Legal Proceedings......................................   23
     Financial Statements...................................   23
STATEMENT OF ADDITIONAL INFORMATION--TABLE OF CONTENTS......   24
APPENDIX--Condensed Financial Information Accumulation Unit
  Value History.............................................   25

                             INDEX OF SPECIAL TERMS

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the Contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. They are identified in the text in italic and the page that is indicated here is where we believe you will find the best explanation for the word or term.

                                                              PAGE
                                                              ----
Accumulated Value...........................................    8
Accumulation Phase..........................................    8
Accumulation Unit...........................................   13
Annuitant...................................................   15
Annuity Date................................................   16
Annuity Options.............................................   16
Annuity Payments............................................    8
Annuity Unit................................................   14
Beneficiary.................................................   22
Business Day................................................    9
Income Phase................................................    7
Investment Funds............................................    9
Joint Owner.................................................   15
Non-Qualified...............................................   17
Owner.......................................................   22
MetLife Designated Office...................................    8
Purchase Payment............................................    8
Qualified...................................................   17
Tax Deferral................................................    8
Valuation Period............................................   13

                                   FEE TABLE

The following tables describe the expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the charges that you will pay at the time that you buy the Contract, surrender the Contract or make transfers between investment divisions. The tables do not show state premium and other taxes that may apply.

CONTRACT OWNER TRANSACTION EXPENSES

------------------------------------------------------------------------------------------------
 Sales Charge Imposed on Purchase Payments                    None
------------------------------------------------------------------------------------------------
 Surrender Charge (as a percentage of the purchase payment    7%
 funding the withdrawal during the accumulation period)(1)
------------------------------------------------------------------------------------------------
 Transfer Fee                                                 $25 for each transfer in excess of
                                                              12 per Contract year
------------------------------------------------------------------------------------------------
 Special Handling Fees(2)                                     $25
------------------------------------------------------------------------------------------------

------------
(1) The surrender charge declines over time.

 COMPLETE YEARS SINCE RECEIPT OF
        PURCHASE PAYMENT              SURRENDER CHARGE PERCENTAGE
--------------------------------------------------------------------
                0                                 7%
                1                                 6%
                2                                 5%
                3                                 4%
                4                                 3%
                5                                 2%
                6                                 1%
               7+                                 0%

(2) MetLife reserves the right to assess a special handling fee to recover costs associated with certain activities and requests, including, but not limited to: wire transfer charges; checks returned for insufficient funds; minimum distribution calculations; annuitization calculations in excess of four annually; duplicate contracts; and additional copies of confirmation notices or quarterly statements. See "Charges and Deductions."

The next table describes the fees and expenses that you will pay periodically during the time that you hold the Contract, not including fees and expenses for the Investment Funds.

-------------------------------------------------------------------
 Annual Contract Fee(3)                                       $50
-------------------------------------------------------------------
 Separate Account Annual Expenses (as a percentage of
 average accumulated value)
-------------------------------------------------------------------
   Mortality and Expense Risk Charge                          1.25%
-------------------------------------------------------------------
   Administrative Expense Charge                              0.15%
-------------------------------------------------------------------
 Total Separate Account Annual Expenses                       1.40%
-------------------------------------------------------------------

------------
(3) This fee may be adjusted annually, subject to certain conditions. We will waive this fee if your accumulated value is $20,000 or greater. See "Charges and Deductions."

The next item shows the minimum and maximum total operating expenses charged by the Investment Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Investment Fund's fees and expenses is contained below and in the prospectus for each Investment Fund.

RANGE OF EXPENSES FOR THE INVESTMENT FUNDS(4)

--------------------------------------------------------------------------------
                                                              MINIMUM   MAXIMUM
--------------------------------------------------------------------------------
 Total Annual Investment Fund Operating Expenses
 (expenses that are deducted from Investment Fund assets,
 including management fees, distribution (12b-1) fees, and
 other expenses)
     - Separate Account 26                                     0.67%     0.94%
--------------------------------------------------------------------------------
     - Separate Account 27                                     0.78%     1.71%
--------------------------------------------------------------------------------
 Total Net Annual Investment Fund Operating Expenses
 (expenses that are deducted from Investment Fund assets,
 including management fees, distribution (12b-1) fees, and
 other expenses after any applicable waiver or reimbursement arrangement)(5)
     - Separate Account 26                                     0.67%     0.94%
--------------------------------------------------------------------------------
     - Separate Account 27                                     0.78%     1.30%
--------------------------------------------------------------------------------

------------
(4) The Investment Fund expenses used to prepare this table are expressed as a percentage of average accumulated value, and were provided to MetLife by the Investment Funds. MetLife has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2002. Current or future expenses may be greater or less than those shown.

(5) The range of Total Net Annual Investment Fund Operating Expenses takes into account contractual arrangements that require an Investment Fund's investment adviser to reimburse fees or waive expenses until at least December 31, 2004.

EXAMPLES

These Examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These Examples show the maximum costs of investing in the Contract, including Contract owner transaction expenses (described in the first table), Contract fees and separate account annual expenses (described in the second table), and Investment Fund fees and expenses (described in the third table).

The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, and that the maximum fees and expenses of any of the Investment Funds (before reimbursement or waiver) apply. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

                              SEPARATE ACCOUNT 26

     (i) If you surrender the Contract at the end of the applicable time period or if you annuitize under annuity Option 4--Income for a Fixed Period (and the fixed period is less than 10 years)*:

---------------------------------------------------------------------------------------
       1 YEAR                3 YEARS               5 YEARS               10 YEARS
---------------------------------------------------------------------------------------
       $802.74              $1,150.67             $1,502.46             $2,773.13
---------------------------------------------------------------------------------------

     (ii) If you remain invested in the Contract at the end of the applicable time period or if you annuitize under an annuity option other than Option 4--Income for a Fixed Period (and the fixed period is less than 10 years)*:

---------------------------------------------------------------------------------------
1 YEAR                       3 YEARS               5 YEARS               10 YEARS
---------------------------------------------------------------------------------------
       $247.99               $762.42              $1,302.46             $2,773.13
---------------------------------------------------------------------------------------

     (*) Currently, we assess surrender charges upon annuitization within three Contract years only if annuity Option 4--Income for a Fixed Period is chosen with annuity payments for a period of less than 10 years.

                            SEPARATE ACCOUNT 27

     (i) If you surrender the Contract at the end of the applicable time period or if you annuitize under annuity Option 4--Income for a Fixed Period (and the fixed period is less than 10 years)*:

---------------------------------------------------------------------------------------
1 YEAR                       3 YEARS               5 YEARS               10 YEARS
---------------------------------------------------------------------------------------
       $874.72              $1,369.49             $1,874.57             $3,502.48
---------------------------------------------------------------------------------------

     (ii) If you remain invested in the Contract at the end of the applicable time period or if you annuitize under an annuity option other than Option 4--Income for a Fixed Period (and the fixed period is less than 10 years)*:

---------------------------------------------------------------------------------------
1 YEAR                       3 YEARS               5 YEARS               10 YEARS
---------------------------------------------------------------------------------------
       $324.68               $990.42              $1,678.64             $3,502.48
---------------------------------------------------------------------------------------

     (*) Currently, we assess surrender charges upon annuitization within three Contract years only if annuity Option 4--Income for a Fixed Period is chosen with annuity payments for a period of less than 10 years.

The Examples do not reflect transfer fees or premium taxes (which may range up to 3.5%, depending on the jurisdiction). The examples use an average Annual Contract Fee of 0.11%.

PLEASE REMEMBER THAT EACH EXAMPLE IS AN ILLUSTRATION AND DOES NOT REPRESENT PAST OR FUTURE EXPENSES. YOUR ACTUAL EXPENSES MAY BE HIGHER OR LOWER THAN THOSE SHOWN. SIMILARLY, YOUR RATE OF RETURN MAY BE MORE OR LESS THAN THE 5% ASSUMED IN THE EXAMPLE.

Condensed financial information containing the accumulation unit value history appears in an appendix to this prospectus.

                                   HIGHLIGHTS

The variable annuity contract that we are offering is a contract between you, the owner, and MetLife, the insurance company. The Contract provides a means for investing on a tax-deferred basis in the Investment Funds. The Contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit as well as other insurance related benefits. You bear the entire investment risk.

The Contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis. You can make withdrawals during this phase. However, the earnings you take out will be taxed as income, and we may assess a surrender charge of up to 7% of the amount you withdraw. The income phase occurs when you begin receiving regular payments from your Contract.

You can choose to receive annuity payments on a variable basis, a fixed basis or a combination of both. If you choose variable payments, the amount of the variable annuity payments will depend upon the investment performance of the Investment Funds you select for the income phase. If you choose fixed payments, the amount of the fixed annuity payments are level for the payout period.

FREE LOOK. If you cancel your Contract within 10 days after receiving it, we will give you back the greater of the value of your contract plus any premium tax that had been deducted or any purchase payments made including any premium taxes deducted.

TAX PENALTY. The earnings in your Contract generally are not taxed until you take money out of your Contract. If you take money out of a non-qualified Contract during the accumulation phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on these earnings. Payments during the income phase are considered partly a return of your original investment until you have recovered your investment.

INQUIRIES. If you need more information or require assistance after you purchase a Contract, please contact us at the "MetLife Designated Office":

MetLife Variable Annuity Administration Department
P.O. Box 19098
Greenville, SC 29602-9098
1-800-595-6577

All inquiries should include the Contract number and the name of the contract owner and/or the annuitant.

                                  THE COMPANY

Through its subsidiaries and affiliates, MetLife is a leading provider of insurance and other financial services to individual and institutional customers. MetLife was formed under the laws of the State of New York in 1868, and its main office is located at One Madison Avenue, New York, New York 10010. MetLife is a wholly owned subsidiary of MetLife, Inc., a publicly traded company, providing insurance and other financial services to individuals, companies and institutions, both domestically and internationally. Obligations to Owners and beneficiaries that arise under the Contracts are obligations of MetLife.

On October 31, 2003, Security Equity Life Insurance Company ("SELIC"), an affiliate of MetLife, merged with and into MetLife. Before that date, the Contracts were issued by SELIC. Following the merger, all Contracts previously issued by SELIC became Contracts of the surviving company, MetLife.

                             THE ANNUITY CONTRACTS

This Prospectus describes the variable annuity contracts that we are offering.

An annuity is a Contract between you, the owner, and us, the insurance company, where we promise to pay you an income, in the form of annuity payments, beginning on a designated date in the future. Until you decide to begin receiving annuity payments, your Contract is in the accumulation phase. Once you begin receiving annuity payments, your Contract enters the income phase.

The Contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your Contract until you take money out of your Contract.

The Contract is called a variable annuity because you can choose among the Investment Funds, and depending upon market conditions, you can make or lose money in any of these Investment Funds. The amount of money you are able to accumulate in your Contract during the accumulation phase depends upon the investment performance of the Investment Fund(s) you select.

The Contract is available to individuals seeking annuity contracts entitled to favorable tax treatment under the Internal Revenue Code ("Code") as traditional Individual Retirement Annuity (IRA) plans and qualified plans under Sections 401, 403 and 457. The Contract is also available to individuals not entitled to any special tax benefits under the Code. The rights and benefits of the Contracts are described below and in the Contract; however, MetLife reserves the right to make any modification to conform the Contract to, or to give the Contract Owner the benefit of, any Federal or state statute or any rule or regulation of the United States Treasury Department.

                                    PURCHASE

PURCHASE PAYMENTS. The minimum initial purchase payment permitted is $2,000. Each purchase payment made thereafter must be for at least $100. The amount of purchase payments made in the first Contract year may be limited to the greater of double your initial purchase payment or $25,000. In any Contract year after the first, we reserve the right not to accept purchase payments in excess of twice the amount of purchase payments made in the first Contract year. Any purchase payments over this amount, or any purchase payments that would cause the accumulated value of your Contract to exceed $1,000,000, will be accepted after our prior approval.

You can make purchase payments at any time prior to:

     - the annuity date;

     - full surrender of the Contract; or

     - your death or the death of the annuitant.

ALLOCATION OF PURCHASE PAYMENTS. You specify how you want your purchase payments allocated. You may allocate each purchase payment to one or more of the Investment Funds. However, the requested allocations must be in whole number percentages and total 100%. The minimum initial allocation to any Investment Fund must be at least $500. You can change the allocation instructions for future purchase payments. If any of the investment options are no longer offered by us when you make an allocation, we will contact you to secure new allocations.

When we allocate purchase payments to your Contract's Divisions, we convert them into accumulation units of the Divisions. For purchase payments after the initial purchase payment, we use the accumulation unit value next determined after receipt of the purchase payment.

Our business days are each day when the New York Stock Exchange is open for business. Our business day ends when the New York Stock Exchange closes, usually 4:00 PM Eastern Time. Purchase payments received before the end of a business day are priced using the accumulation unit value determined at the close of the business day. If we receive a purchase payment after the close of a business day, we will process the order using the accumulation unit value determined at the close of the next business day.

ACCOUNT CONTINUATION. Your Contract does not require continuing purchase payments and will stay in force until the earlier of the annuity date, surrender of the Contract, or your death or the death of the annuitant as long as your accumulated value is sufficient to pay fees and charges. Purchase payments may be resumed at any time prior to the annuity date, surrender, your death or the death of the annuitant.

                               INVESTMENT OPTIONS

The Contract gives you the choice of allocating purchase payments to one or more of the Investment Funds listed below. Additional Investment Funds may be available in the future.

The Investment Funds have a separate prospectus which must accompany or precede this Prospectus. You should read the Investment Fund Prospectus before you decide to allocate your assets to the Investment Fund.

AIM VARIABLE INSURANCE FUNDS, INC. AIM Variable Insurance Funds, Inc. is a management investment company with multiple portfolios. AIM Advisors, Inc. is the investment adviser to each Portfolio. Each Portfolio pays Investment Management and Administration Fees to AIM Advisors, Inc. The following Portfolios will be available under your Contract:

SEPARATE ACCOUNT 26:

--------------------------------------------------------------------------------------------
               INVESTMENT FUND                             INVESTMENT OBJECTIVES
--------------------------------------------------------------------------------------------
 AIM V.I. Diversified Income Fund              High level of current income
--------------------------------------------------------------------------------------------
 AIM V.I. Government Securities Fund           High level of current income consistent with
                                               reasonable concern for safety of principal
--------------------------------------------------------------------------------------------
 AIM V.I. Money Market Fund                    High level of current income as is consistent
                                               with the preservation of capital and
                                               liquidity
--------------------------------------------------------------------------------------------

SEPARATE ACCOUNT 27:

--------------------------------------------------------------------------------------------
               INVESTMENT FUND                             INVESTMENT OBJECTIVES
--------------------------------------------------------------------------------------------
 AIM V.I. Capital Appreciation Fund            Growth of capital
--------------------------------------------------------------------------------------------
 AIM V.I. Core Equity Fund                     Growth of capital with a secondary objective
                                               of current income
--------------------------------------------------------------------------------------------
 AIM V.I. International Growth Fund            Long-term growth of capital
--------------------------------------------------------------------------------------------
 AIM V.I. New Technology Fund                  Long-term growth of capital
--------------------------------------------------------------------------------------------

THERE IS NO ASSURANCE THAT ANY OF THE INVESTMENT FUNDS WILL ATTAIN THEIR RESPECTIVE STATED OBJECTIVES, OR THAT ATTAINMENT CAN BE SUSTAINED.

We may receive compensation from the investment adviser of an Investment Fund (or affiliates thereof) in connection with the administration, distribution, or other services provided with respect to the Investment Funds and their availability through the Contracts. The amount of this compensation is based upon a percentage of the assets of the Investment Fund attributable to the Contracts and other contracts issued by us.

TRANSFER PRIVILEGE. At any time during the accumulation period you may transfer all or part of your accumulated value to any of the Investment Funds, subject to the following conditions:

     - transfers must be made by written request in good order completed by you;

     - transfers from an Investment Fund must be for at least $500, or the entire amount if less than $500;

     - any accumulated value remaining in an Investment Fund may not be less than $500, or the request may be treated as a request to transfer the entire amount in that Investment Fund; and

     - for each transfer in excess of 12 in a single Contract year, we charge an amount equal to the lesser of $25 or 2% of the amount transferred. (This limitation does not apply to transfers made under the dollar cost averaging program.)

Transfers involving an Investment Fund may further be limited by additional terms and conditions imposed by the Investment Funds. You must instruct us as to what amounts you want transferred from each Investment Fund. A transfer will be effective on the date we receive your transfer request at the price next determined after receipt of the request for transfer. We may revoke or modify the transfer privilege at any time, including the minimum amount for a transfer and the transfer charge, if any.

DOLLAR COST AVERAGING. The dollar cost averaging program allows you to systematically transfer a set amount from a selected Investment Fund to any of the other Investment Funds. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations.

Dollar cost averaging does not assure a profit and does not protect you against loss in declining markets. Since dollar cost averaging involves continuous investment in securities regardless of fluctuating price levels of such securities, you should consider your financial ability to continue the dollar cost averaging program through periods of fluctuating price levels.

Under the dollar cost averaging program you must designate at least $2,000 for investment. Transfers from the AIM V.I. Money Market Fund, AIM V.I. Core Equity Fund, AIM V.I. Diversified Income Fund and the AIM V.I. Government Securities Fund will continue until the dollar amount requested has been transferred or the accumulated value in the Investment Fund is exhausted, whichever is sooner. Dollar cost averaging transfer allocations to an Investment Fund that is no longer offered will remain in that Investment Fund until you change the allocation instructions.

Transfers made under the dollar cost averaging program are not taken into account in determining any applicable transfer fee. We reserve the right to modify, suspend, or terminate the dollar cost averaging program at any time.

ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS. We may substitute one of the Investment Funds you have selected with another Investment Fund. We would not do this without the prior approval of the Securities and Exchange Commission. We may also limit further investment in an Investment Fund. We will give you notice of either of these actions.

                             CHARGES AND DEDUCTIONS

The full amount of your initial purchase payment, less any applicable tax, is invested in the investment option(s) you choose. Unless the Contract owner directs otherwise, or unless otherwise indicated below, we deduct any Contract charges from the Divisions on a pro-rata basis (i.e., in the same proportion that the value in each Division bears to the total accumulated value of the Contract).

ADMINISTRATIVE CHARGES.

Annual Contract Fee

On the last day of each Contract year, we deduct an annual Contract fee, which we refer to as an account fee, to compensate us for expenses relating to the issue and maintenance of your Contract and your account. At a minimum, this fee will equal the lesser of $30 or 2% of the accumulated value of your Contract if your accumulated value is less than $20,000. This annual fee may be adjusted annually subject to the following:

     - in no event will the fee be adjusted by more than the amount that reflects the change in the Consumer Price Index since December 31, 1992; and

     - in no event will it exceed $50.

We will deduct the annual Contract fee from the Money Market Division or from the Division with the largest portion of accumulated value if no Money Market Division investment exists on the Contract anniversary.

The annual Contract fee will be waived if your Contract has an accumulated value of $20,000 or more. We will deduct the annual Contract fee if you make a full surrender of your Contract or upon your death or the annuitant's death.

During the income phase, the annual Contract fee will be deducted in equal amounts from each variable annuity payment made during the year. This deduction will not be made from fixed annuity payments.

Administrative Expense Charge

An administrative expense charge is deducted at the end of each valuation period (during both the accumulation period and after annuity payments begin) at an annual rate of 0.15% to reimburse us for those administrative expenses attributable to your Contract, your account, and the separate accounts that exceed the revenues received from the account fee. We believe the administrative expense charge and the account fee have been set at a level that will recover no more than the actual costs of administering your Contract.

SPECIAL HANDLING FEES. We may charge a special handling fee to recover costs associated with certain activities and requests. These activities and requests include: wire transfers ($11.50); checks returned to us for insufficient funds ($15); minimum distribution calculations ($10); annuitization calculations in excess of four annually ($10); duplicate Contracts ($25); expedited delivery service ($11.50); and additional copies of confirmation notices or quarterly statements. We currently charge only for expedited delivery and for duplicate copies of the Contract, and reserve the right to assess in the future special handling fees for other activities and requests. Special handling fees are deducted from the Money Market Division or from the Division with the largest portion of accumulated value if no Money Market Division investment exists on the Contract anniversary, unless the contract owner chooses to pay directly (by check) for a duplicate copy of the Contract.

We do not expect to profit from these charges.

SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE). We may deduct a surrender charge on certain surrenders and withdrawals to cover our expenses relating to the sale of the Contracts, including commissions to registered representatives and other promotional expenses. When you make a full surrender of your Contract, we will deduct a surrender charge from the proceeds paid (i.e., the accumulated value of your Contract). When you make a partial withdrawal, we will deduct the surrender charge from accumulated value remaining in the Contract, unless you specify that the surrender charge be deducted from the amount you request be withdrawn. If the surrender charge is deducted from accumulated value remaining in the Contract, the deducted amount is also subject to a surrender charge.

This surrender charge will apply to purchase payments made within seven complete years measured from the date the purchase payment is received by us. The surrender charge schedule is as follows:

------------------------------------------------------------------------------------
     COMPLETE YEARS SINCE RECEIPT OF
            PURCHASE PAYMENT                      SURRENDER CHARGE PERCENTAGE
------------------------------------------------------------------------------------
                    0                                         7%
------------------------------------------------------------------------------------
                    1                                         6%
------------------------------------------------------------------------------------
                    2                                         5%
------------------------------------------------------------------------------------
                    3                                         4%
------------------------------------------------------------------------------------
                    4                                         3%
------------------------------------------------------------------------------------
                    5                                         2%
------------------------------------------------------------------------------------
                    6                                         1%
------------------------------------------------------------------------------------
                   7+                                         0%
------------------------------------------------------------------------------------

When you make a surrender or partial withdrawal, the amounts that you withdraw will be done on a "first in first out" (FIFO) basis. Purchase payments that we received more than seven years before the date of your withdrawal will not be subject to a surrender charge. If you withdraw all of your purchase payments, further withdrawals will be made from your earnings without incurring a surrender charge. If your accumulated value is less than the purchase payments subject to a surrender charge, the surrender charge will only be applied to your accumulated value.

We will not assess a surrender charge in the event of annuitization with us after three Contract years, or on death of the annuitant. Currently, however, we assess surrender charges upon annuitization within three Contract years only if Annuity Option 4 (Income for a Fixed Period) is chosen with annuity payments for a period of less than ten years.

If revenues from surrender charges are not sufficient to cover certain sales-related expenses, we will bear the shortfall. If the revenues from surrender charges exceed such expenses, we will retain the excess. We do not currently believe that the surrender charge revenues will cover the expected sales-related expenses.

CHARGE-FREE AMOUNTS. You can withdraw up to 10% of your accumulated value each year without incurring a surrender charge. We refer to this as the 10% free amount. The annual 10% free amount will be equal to 10% of the accumulated value on the date that the first withdrawal is made each year.

The 10% free amounts withdrawn will not reduce the purchase payments still subject to a surrender charge. The 10% free amount does not apply upon full surrender and is not cumulative.

MORTALITY AND EXPENSE RISK CHARGE. During the accumulation period and after annuity payments begin, we deduct a charge for mortality and expense risk at the end of each valuation period as a percentage of the accumulated value in the Divisions. This charge is 1.25% annually (1.00% for mortality risk and .25% for expense risk).

The mortality risk that we assume is that annuitants may live for a longer period of time than estimated when the guarantees in your Contract were established. Because of these guarantees, each payee is assured that longevity will not have an adverse effect on the annuity payments received. The mortality risk that we assume also includes a guarantee to pay a death benefit if the annuitant dies before the annuity date. The expense risk that we assume is the risk that the surrender charge and administrative charges will be insufficient to cover actual future expenses.

TRANSFER FEES. For each transfer in excess of twelve during the Contract year, we charge an amount equal to the lesser of $25 or 2% of the amount transferred. Transfers made under the dollar cost averaging program are not included in determining the amount of transfers.

FEES AND EXPENSES OF THE FUNDS. There are deductions from and expenses paid out of the assets of the various Investment Funds, which are described in the "Fee Table" in this Prospectus, as well as in the prospectus(es) for the Investment Funds.

PREMIUM TAX. Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for the payment of these taxes and will make a deduction from the value of your Contract for them. Some of these taxes are due when your Contract is issued, and others are due when annuity payments begin. When a premium tax is due at the time you make a purchase payment, we will deduct such tax from the payment. Premium taxes generally range from 0% to 3.5%, depending on the state.

We reserve the right to defer or waive the charge assessed for premium tax in certain jurisdictions until your Contract is surrendered or until your death. We will notify you in writing before exercising our right to collect deferred premium tax from the accumulated value.

                                VARIABLE ACCOUNT

ACCUMULATION UNITS. We will establish an account in your name for each Division to which you allocate purchase payments or transfer amounts. Purchase payments and transfer amounts are allocated to Divisions and credited in the form of accumulation units.

The number of accumulation units credited to each account is determined by dividing the purchase payment or transfer amount for the account by the value of an accumulation unit for that Division for the valuation period during which the purchase payment or transfer request is credited. (We refer to a period beginning at the close of business on a business day and ending at the close of business of the following business day as a valuation period.) The number of accumulation units in any account will be increased at the end of a valuation period by any purchase payments allocated to the corresponding Division during that valuation period and by any accumulated value transferred to that Division from another Division during that valuation period. The number of accumulation units in any account will be decreased at the end of a valuation period by any transfers of accumulated value out of the corresponding Division, by any partial withdrawals or surrenders from that Division, and by any administrative charges or surrender charge deducted from that Division during that valuation period.

VALUE OF ACCUMULATION UNITS. The value of accumulation units in each Division will vary from one valuation period to the next depending upon the investment results of the particular Division, and reflects fees and expenses of the relevant Investment Fund. The value of an accumulation unit for each Division except the International Growth Division was arbitrarily set at $12 for the first valuation period. The value of an accumulation unit for the International Growth Division was arbitrarily set at $13 for the first valuation period. We determine the accumulation unit value of an accumulation unit for any subsequent valuation period as of the close of regular trading on the New York Stock Exchange on each day that the New York Stock Exchange is open for trading by multiplying the most recent accumulation unit value by the net investment factor for the Division for that day.

NET INVESTMENT FACTOR. Each business day we will calculate each Division's net investment factor. A Division's net investment factor measures its investment performance during a valuation period. The net investment factor for each Division for any valuation period is determined by dividing (a) by (b) and subtracting (c) from the result:

     - Where (a) is: (1) the net asset value per share of an Investment Fund share held in the Division determined at the end of the current valuation period, plus (2) the per share amount of any dividend or capital gain distribution made by an Investment Fund on shares held in the Division if the "ex-dividend" date occurs during the current valuation period.

     - Where (b) is: the net asset value per share of an Investment Fund share held in the Division determined as of the end of the immediately preceding valuation period.

     - Where (c) is: a factor representing the charges deducted from the Division on a daily basis for mortality and expense risks and administrative expenses. Such factor is equal, on an annual basis, to 1.40% (1.25% for mortality and expense risk and 0.15% for administrative expenses)

The net investment factor may be greater or less than or equal to one; therefore, the value of an accumulation unit may increase, decrease, or remain the same. The value of an annuity unit, described in the Statement of Additional Information, is also affected by the net investment factor.

                              ACCESS TO YOUR MONEY

You can have access to the money in your Contract:

     - by making a withdrawal (either a partial or a complete withdrawal);

     - when a death benefit is paid; or

     - by electing to receive annuity payments.

SURRENDERS AND PARTIAL WITHDRAWALS. You may surrender your Contract or make a partial withdrawal to receive all or part of the accumulated value of your Contract at any time before you begin receiving annuity payments and while the annuitant is living. We usually will pay any amounts payable on surrender or partial withdrawal within seven days after we receive your written request at the MetLife Designated Office.

A full surrender will result in a cash withdrawal payment equal to the accumulated value of your Contract, less any applicable administrative charge and surrender charge. If you request a partial withdrawal, it will result in a reduction in your accumulated value equal to the amount you receive plus any applicable surrender charge and administrative charge.

There is no limit on the frequency of partial withdrawals. In the case of a partial withdrawal, you must instruct us as to the amounts to be withdrawn from each Division. However, the minimum amount that you may withdraw is $500 or, if less, your entire balance in the Division.

If, after the withdrawal (and deduction of any applicable surrender charge), the amount remaining in the Division is less than $500, we may treat the partial withdrawal as a withdrawal of the entire amount held in the Division. If a partial withdrawal plus any applicable surrender charge would reduce the accumulated value to less than $500, we may treat the partial withdrawal as a full surrender of your Contract.

The amount you receive can be less than the amount requested if your accumulated value is insufficient to cover applicable charges. Any withdrawal request cannot exceed the accumulated value of your Contract.

We will, upon request, provide you with an estimate of the amounts that would be payable in the event of a full surrender or partial withdrawal. We reserve the right to charge a reasonable fee to recover the administrative expenses associated with these requests.

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make. If at the time you make a written request for a full surrender or a partial withdrawal, you do not provide us with a written election not to have Federal income taxes withheld, we must by law withhold such taxes and any applicable state taxes from the taxable portion of any surrender or withdrawal.

SYSTEMATIC WITHDRAWAL PLAN. We administer a systematic withdrawal plan ("SWP") that allows you to authorize periodic withdrawals during the accumulation period. If you enter into a SWP agreement, you will instruct us to withdraw selected amounts from your Contract on a monthly, quarterly, semiannual or annual basis. Currently, the SWP is available if you request a minimum $200 periodic withdrawal. Amounts withdrawn may be subject to a surrender charge. Withdrawals taken under the SWP may also be subject to the 10% federal penalty tax on early withdrawals and to income taxes. The SWP may be terminated at any time by you or us.

                                 DEATH BENEFIT

We must receive proof of your death or the death of the annuitant before we are obliged to act. The annuitant is the person whose life we look to when we make annuity payments. For purposes of the death benefit, if the owner is not an individual, the annuitant shall be treated as the owner.

DEATH OF A CONTRACT OWNER WHO IS THE ANNUITANT. If you die during the accumulation phase, the death benefit will become payable to your beneficiary. If your surviving spouse is the beneficiary, the spouse may continue the Contract as the new owner and annuitant. The death benefit, if more than the accumulated value, will be paid to the surviving spouse by crediting the Contract with an amount equal to the difference between the death benefit and the accumulated value. The amount equal to the difference between the death benefit and the accumulated value will be allocated to the Divisions as indicated on the Contract application or as subsequently changed by a written request from you.

If you die during the income phase, we will not pay a death benefit under the Contract and any remaining payments will be distributed at least as rapidly as under the method of distribution being used as of the date of the Contract owner's death.

DEATH OF A CONTRACT OWNER WHO IS NOT THE ANNUITANT. If a you die during the accumulation phase, the accumulated value, less any applicable administration fees or surrender charge, will be distributed to the beneficiary. However, if the surviving spouse is the annuitant or your beneficiary, the spouse may continue the Contract as the new owner.

If you die during the income phase, we will not pay a death benefit and the Contract must continue to be distributed at least as rapidly as the method of distribution being used as of the date of your death.

DEATH OF THE ANNUITANT WHO IS NOT A CONTRACT OWNER. If the annuitant dies during the accumulation phase and before you or any joint owner, the death benefit is paid to the beneficiary.

If the annuitant dies during the income phase, we will not pay a death benefit except as may be provided under the annuity option elected.

DEATH OF A JOINT OWNER. If any joint owner dies during the accumulation phase, the Contract must be distributed. Joint Ownership must be limited to spousal Joint Ownership. For the Contract to continue under the spousal beneficiary exception, the Owner's beneficiary designation must read "surviving spouse." If the surviving spouse is not the Owner's beneficiary, the Contract will be distributed.

If the joint owner who is not the annuitant dies, the beneficiary will receive the accumulated value less any applicable administrative charges and surrender charges. If the joint owner who is the annuitant dies, the beneficiary will receive the death benefit.

If any joint owner dies during the income phase, the Contract must continue to be distributed at least as rapidly as the method of distribution prior to the joint owner's death. If the deceased joint owner was also the annuitant, no death benefit will be payable under the Contract, except as may be provided under the annuity option elected.

PAYMENT OF DEATH BENEFIT. Payments made under the death benefit provisions will be made in one lump sum and must be made within five years after the date of death of a Contract owner or annuitant. If the beneficiary makes a written request within one year of the owner's or annuitant's death, the proceeds may be applied to create an immediate annuity for the beneficiary, who will be the owner and annuitant. Payments under the annuity, or under any other method of payment we make available, must be for the life of the beneficiary, or for a number of years that is not more than the life expectancy of the beneficiary (as determined for federal tax purposes) at the time of an owner's or annuitant's death, and must begin within one year after an owner's or annuitant's death.

The death benefit will be paid or credited within seven days of receipt of due proof of death and a written request for payment at the MetLife Designated Office, except as we may be permitted to defer such payment in accordance with applicable Federal law and state insurance law.

AMOUNT OF DEATH BENEFIT. The death benefit will be the gross death benefit described below, less any applicable administrative charges. The surrender charge is not applicable in the event of the annuitant's death.

The gross death benefit during the first six Contract years will be equal to the greater of: (a) the accumulated value on the date due proof of death and a written request for payment are received at our MetLife Designated Office or (b) the sum of all purchase payments made, less any amount deducted in connection with partial withdrawals. During any subsequent six Contract year period, the gross death benefit will be the greater of: (a) the accumulated value on the date due proof of death and a written request for payment are received at our MetLife Designated Office or (b) the death benefit on the last day of the previous six Contract year period, plus any purchase payments made, and less any amount deducted in connection with partial withdrawals since then.

If the Contract is issued on or after the annuitant's 75th birthday, the gross death benefit will be the accumulated value on the date due proof of death and a written request for payment are received at our MetLife Designated Office.

                               ANNUITY PROVISIONS

You can annuitize your Contract at any time while the Contract is in force and while the annuitant is living. The accumulated value on the annuity date, less any applicable administration charges, surrender charge and premium tax will be applied to an annuity option. If the annuity date of the Contract occurs within the first three Contract years, surrender charges may be deducted upon annuitization. Currently, we assess surrender charges only if Annuity Option 4 (Income for a Fixed Period) is chosen with annuity payments lasting for a period of less than ten years. Annuity payments may be made on a fixed or variable basis, as you elect.

ANNUITY DATE. Annuity payments will begin on the annuity date, unless your Contract has been surrendered or the proceeds have been paid to the designated beneficiary prior to that date. The Annuity Date must be no later than the annuitant's 85th birthday. Under certain qualified arrangements, distributions may be required before the annuity date. You may change the annuity date.

ELECTION OF ANNUITY OPTION. While the annuitant is alive and before annuity payments begin, you may, by written request, choose any annuity option or change any choice of annuity option if your choice was not irrevocable. The election must be made not later than thirty days before the time annuity payments begin. If an annuity option is not chosen before the annuity date, we will commence payments to the annuitant on the annuity date under the annuity option providing a Life Annuity with 120 Monthly Payments Guaranteed (Option 2 below).

ANNUITY OPTIONS. The annuity option may be elected or changed, if it was not irrevocable, by written request, provided the annuitant is still alive. Election of an annuity option must be made before thirty days before the annuity date.

Currently, the minimum amount that you may apply under an annuity option is $5,000 and the minimum annuity payment is $50. If the accumulated value of your Contract is less than $5,000 when the annuity date arrives, we will make a lump sum payment of the remaining amount to you. If at any time payments are, or become, less than $50, we may change the frequency of payments to intervals that will result in payments of at least $50. We reserve the right to change these requirements.

The following options are currently available:

     - Option 1--Life Annuity--An annuity payable in monthly, quarterly, semi-annual or annual payments during the lifetime of the annuitant, ceasing with the last installment due prior to the death of the annuitant. Since there is no provision for a minimum number of payments under this annuity option, the payee would receive only one payment if the annuitant died prior to the due date of the second payment, two payments if the annuitant died prior to the due date of the third payment, etc.

     - Option 2--Life Annuity with 60, 120, 180, or 240 Monthly Payments Guaranteed--An annuity payable in monthly, quarterly, semi-annual, or annual payments during the lifetime of the annuitant, with the guarantee that if, at the death of the annuitant, payments have been made for less than 60 months, 120 months, 180 months, or 240 months, as elected, payments will be continued to the beneficiary during the remainder of the elected period.

     - Option 3--Joint and Survivor Income for Life--An annuity payable in monthly, quarterly, semi-annual, or annual payments while both the annuitant and a second person remain alive, and thereafter during the remaining lifetime of the survivor, ceasing with the last installment due prior to the death of the survivor. If the primary payee dies after payments begin, full payments or payments of 1/2 or 2/3, (whichever you elected when applying for this option) will continue to the other payee during his or her lifetime. Since there is no provision for a minimum number of payments under Annuity Option 3, the payees would receive only one payment if both the annuitant and the second person died prior to the due date of the second payment, two payments if they died prior to the due date of the third payment, etc.

     - Option 4--Income for a Fixed Period--An annuity payable in annual, semiannual, quarterly, or monthly payments over a specified number of years, not less than five nor more than thirty. When a variable annuity basis is selected, a mortality and expense risk charge continues to be assessed, even though we incur no mortality risk under this option.

With respect to any Option not involving a life contingency (e.g., Option 4--Income for a Fixed Period), you may elect to have part or all of the present value of the guaranteed monthly annuity payments remaining, as of the date we receive proof of the claim, commuted and paid in a lump sum.

VALUE OF VARIABLE ANNUITY PAYMENTS. The dollar amount of your payment from the Division(s) will depend upon four things:

     - the value of your Contract in the Division(s) on the annuity commencement date;

     - the 4% assumed investment rate used in the annuity table for the Contract;

     - the performance of the Investment Funds you selected; and

     - if permitted in your state and under the type of Contract you have purchased, the age and sex of the annuitant(s).

If the actual performance exceeds the 4% assumed rate plus the deductions for expenses, your annuity payments will increase. Similarly, if the actual performance is less than 4% plus the amount of the deductions, your annuity payments will decrease.

The value of all payments (both guaranteed and variable) will be greater for shorter guaranteed periods than for longer guaranteed periods, and greater for life annuities than for joint and survivor annuities, because they are expected to be made for a shorter period.

The method of computation of variable annuity payments is described in more detail in the Statement of Additional Information.

                              FEDERAL TAX MATTERS

The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money--generally for retirement purposes. If you invest in a variable annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a qualified contract. If your annuity is independent of any formal retirement or pension plan, it is termed a non-qualified contract. The tax rules applicable to qualified contracts vary according to the type of retirement plan and the terms and conditions of the plan.

TAXATION OF NON-QUALIFIED CONTRACTS.

Non-Natural Person. If a non-natural person (e.g., a corporation or a trust) owns a non-qualified contract, the taxpayer generally must include in income any increase in the excess of the accumulated value of the contract over the investment in the contract (generally the purchase payments or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective contract owner that is not a natural person should discuss these with a tax advisor.

The following discussion generally applies to contracts owned by natural persons.

Withdrawals. When a withdrawal from a non-qualified contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the accumulated value of the contract immediately before the distribution over the contract owner's investment in the contract (generally, the purchase payments or other consideration paid for the contract, reduced by any amount previously distributed from the contract that was not subject to tax) at that time. In the case of a surrender under a non-qualified contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the contract.

Penalty Tax on Certain Withdrawals. In the case of a distribution (or a deemed distribution) from a non-qualified contract, there may be imposed a federal tax penalty (in addition to ordinary income tax) equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

     - made on or after the taxpayer reaches age 59 1/2;

     - made on or after the death of a contract owner;

     - attributable to the taxpayer's becoming disabled;

     - made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or life expectancies) of the taxpayer and his or her designated beneficiary; or

     - under certain single premium immediate annuities providing for substantially equal payments made at least annually and where the annuity date is not longer than one year from the date of purchase.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also additional exceptions apply to distributions from a qualified contract. You should consult a tax advisor with regard to exceptions from the penalty tax.

Annuity Payments. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment generally is not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment generally is determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between investment subaccounts after the annuity starting date. Consult your own tax advisor.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract; or
(ii) if distributed under a payout option, they are taxed in the same way as annuity payments.

Transfers, Assignments or Exchanges of a Contract. Where otherwise permitted under the terms of a contract, a transfer or assignment of ownership of a contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a contract may result in certain adverse tax consequences to you that are not discussed herein. A contract owner contemplating such a transfer, assignment, exchange, or event should consult a tax advisor as to the tax consequences of doing so.

Withholding. Annuity distributions generally are subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

Multiple Contracts. All non-qualified deferred annuity Contracts that are issued by us (or our affiliates) to the same Owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such Owner's income when a taxable distribution occurs.

Further Information. We believe that the Contracts will qualify as annuity contracts for federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF QUALIFIED CONTRACTS

The tax rules applicable to qualified contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a qualified contract may be subject to the terms of the retirement plan itself, regardless of the terms of the qualified contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

Individual Retirement Accounts (IRAs), as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2003, $3,000 plus, for Owners age 50 or older, $500) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. If contributions are being made under a SEP or SARSEP plan of your employer, additional amounts may be contributed as permitted by the Code and the terms of the employer's plan. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless an exception applies.

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA generally is subject to tax, and other special rules apply. The contract owner may wish to consult a tax advisor before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2. (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion is made.

Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if a contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits before transferring the contract.

Tax Sheltered Annuities under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (i) salary reduction contributions made in years beginning after December 1, 1988;
(ii) earnings on those contributions; and (iii) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed before age
59 1/2 , severance from employment, death or disability. Salary reduction contributions also may be distributed upon hardship, but generally would be subject to penalties.

Section 457(b) Plans, while not actually providing for a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contract can be used with such plans. Under such plans, a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a non-governmental Section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

Withdrawals. In the case of a withdrawal under a qualified contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible purchase payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a qualified contract can be zero.

Other Tax Issues. Qualified contracts have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution roles. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount, which should have been, but was not, distributed.

Distributions from qualified contracts generally are subject to withholding for the contract owner's federal income tax liability. The withholding rate varies according to the type of distribution and the contract owner's tax status. The contract owner will be provided the opportunity to elect not to have tax withheld from distributions.

Taxable "eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental Section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distribution in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, to nontaxable distributions or if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions.

FOREIGN TAX CREDITS

To the extent permitted under the federal income tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain of the Investment Funds to foreign jurisdictions.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax advisor with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

                            YIELDS AND TOTAL RETURNS

We periodically advertise performance of the various Divisions. We will calculate performance by determining the percentage change in the accumulated value for selected periods. This performance number reflects the deduction of the insurance charges. It does not reflect the deduction of any surrender charge. The deduction of any surrender charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures that reflect the deduction of the mortality and expense charges, and surrender charges.

We may, from time to time, include in our advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

                               OTHER INFORMATION

THE SEPARATE ACCOUNTS. Separate Account 26 was established on February 10, 1994 and Separate Account 27 was established on August 11, 1994, pursuant to authorization by the Board of Directors of Security Equity Life Insurance Company (SELIC). On October 31, 2003, and in conjunction with the merger of MetLife and SELIC, Separate Account 26 and Separate Account 27 became separate accounts of MetLife, maintained under New York law.

The Separate Accounts are registered as unit investment trusts with the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940, as amended (the "1940 Act"). Such registration does not involve supervision of the management, investment practices, policies of the Separate Accounts, or of us by the SEC.

Purchase payments may be received by the Separate Accounts from individual variable annuity contracts that are qualified Contracts entitled to favorable tax treatments under the Code and also from individual variable annuity contracts not entitled to any special tax benefits. Any such purchase payments are pooled together and invested separately from our General Account (the general assets of the insurance company other than separate account assets). The persons participating in the variable portion of these Contracts look to the investment experience of the assets in the Separate Accounts.

Under New York law, the net assets of the Separate Accounts are held for the exclusive benefit of the owners of the Contracts and for the persons entitled to annuity payments that reflect the investment results of the Separate Accounts. That portion of the assets of each Separate Account equal to the reserves and other liabilities under the Contracts participating in it is not chargeable with liabilities arising out of any other business that we may conduct. The income, gains, and losses, whether or not realized, from the assets of each Investment Fund of a Separate Account are credited to or charged against that Investment Fund without regard to any other income, gains, or losses.

Separate Accounts 26 and 27 currently have Divisions which each invests in one of the following corresponding Investment Funds:

Separate Account 26:

AIM V.I. Diversified Income Fund
AIM V.I. Government Securities Fund
AIM V.I. Money Market Fund

Separate Account 27:

AIM V.I. Capital Appreciation Fund
AIM V.I. Core Equity Fund (formerly Growth and Income Fund)
AIM V.I. International Growth Fund (formerly International Equity Fund)
AIM V.I. New Technology Fund (formerly Telecommunications and Technology Fund)

These are the only Investment Funds currently available under the Contracts.

PRINCIPAL UNDERWRITER. MetLife Investors Distribution Company ("MIDC"), 22 Corporate Plaza Drive, Newport Beach, California 92660, acts as the distributor of the Contracts. MIDC is a direct subsidiary of MetLife Investors Group, Inc., which is an affiliate of MetLife. MIDC will pay distribution compensation to selling broker/dealers in varying amounts that under normal circumstances are not expected to exceed 6.25% of purchase payments for such Contracts.

ADMINISTRATION. Liberty Insurance Services, 2000 Wade Hampton Boulevard, Greenville South Carolina 29615, performs certain administrative services regarding the Contracts. The administrative services include, but are not limited to, services relating to: certain financial transactions relating to receipt of additional purchase payments and receipt and processing of requests for withdrawals and other disbursement transactions; the preparation and/or mailing of reports and other documents to Contract Owners; and the maintenance of Contract Owners' records.

WRITTEN NOTICE OR WRITTEN REQUEST. A written notice or written request is any notice or request that you send to us at the MetLife Designated Office requesting any changes or making any request affecting your Contract. Such a request or notice must be in a format and content acceptable to us.

VOTING RIGHTS. We are the legal owner of the Investment Fund shares. However, we believe that when an Investment Fund solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

ASSIGNMENTS AND CHANGES OF OWNERSHIP. With respect to Non-Qualified individual Contracts, an assignment or change in Ownership of the Contract or of any interest in it will not bind us unless:

     - it is made in a written instrument;

     - the original instrument or a certified copy is filed at the MetLife Designated Office; and

     - we send you a receipt.

We are not responsible for the validity of any assignment. If a claim is based on an assignment or change of Ownership, proof of interest of the claimant may be required. A valid assignment will take precedence over any claim of a Beneficiary. Any amounts due under a valid assignment will be paid in one lump sum.

With respect to all other Contracts, the Contract Owner may not transfer, sell, assign, discount, or pledge a Contract for a loan or a security for the performance of an obligation or any other purpose, to any person other than to us at our MetLife Designated Office.

OWNERSHIP. You, as the owner of the Contract, have all the rights under the Contract. Prior to the Annuity Commencement Date, the owner is as designated at the time the Contract is issued, unless changed. If there are joint owners, any rights of ownership must be done by joint action.

THE BENEFICIARY. The beneficiary is the person or legal entity that may receive benefits under the Contract in the event of the annuitant's or your death. The original beneficiary is named in the Contract Application. Subject to any assignment of a Contract, you may change the beneficiary designation during the lifetime of the annuitant by the filing of a written request acceptable to us at the MetLife Designated Office. If Annuity Option 3 (Joint and Survivor Income for Life) is selected, the designation of the second annuitant may not be changed after annuity payments begin. If the beneficiary designation is changed, we reserve the right to require that the Contract be returned for endorsement. A beneficiary who becomes entitled to receive benefits under the Contract may also designate, in the same manner, a second beneficiary to receive any benefits which may become payable under the Contract to him or her by reason of the primary beneficiary's death. If a beneficiary has not been designated by you or if a beneficiary so designated is not living on the date a lump sum death benefit is payable or on the date any annuity payments are to be made, the beneficiary shall be your estate.

DEFERMENT OF PAYMENT. We may be required to suspend or postpone payments for surrenders or transfers for any period when:

     - the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     - trading on the New York Stock Exchange is restricted;

     - an emergency exists as a result of which disposal of shares of the Investment Funds is not reasonably practicable or we cannot reasonably value the shares of the Investment Funds;

     - during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

Federal laws designed to counter terrorism and prevent money laundering by criminals might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your account. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, or death benefits, make transfers, or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you and your account to government regulators.

LEGAL PROCEEDINGS. MetLife, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some class action and other lawsuits, substantial damages have been sought. Although the outcome of any litigation cannot be predicted with certainty, MetLife believes that, as of the date of this prospectus, there are no pending or threatened lawsuits that are likely to have a material adverse effect upon: Separate Account 26; Separate Account 27; the ability of MIDC to perform its underwriting contract with Separate Account 26 and Separate Account 27; or the ability of MetLife to meet its obligations under the Contracts.

FINANCIAL STATEMENTS. The financial statements for MetLife and both Separate Accounts 26 and 27 (as well as the auditors' reports thereon) are included in the Statement of Additional Information.

             STATEMENT OF ADDITIONAL INFORMATION--TABLE OF CONTENTS

                                                              PAGE
                                                              -----
COMPANY.....................................................  SAI-3
EXPERTS.....................................................  SAI-3
LEGAL MATTERS...............................................  SAI-3
DISTRIBUTION................................................  SAI-3
PERFORMANCE INFORMATION.....................................  SAI-3
     Total Return...........................................  SAI-3
     Money Market Yield Calculation.........................  SAI-4
     Yields of Other Divisions..............................  SAI-5
     Historical Unit Values.................................  SAI-5
     Effect of the Annual Contract Fee......................  SAI-6
TAX STATUS OF THE CONTRACTS.................................  SAI-6
     Diversification Requirements...........................  SAI-6
     Owner Control..........................................  SAI-6
     Required Distributions.................................  SAI-6
ANNUITY PROVISIONS..........................................  SAI-7
     Computation of the Value of an Annuity Unit............  SAI-7
     Determination of the Amount of the First Annuity
      Installment...........................................  SAI-7
     Determination of the Fluctuating Values of the Annuity
      Installments..........................................  SAI-7
GENERAL MATTERS.............................................  SAI-8
     Incorrect Age or Sex...................................  SAI-8
     Annuity Data...........................................  SAI-8
     Quarterly Reports......................................  SAI-8
     Incontestability.......................................  SAI-8
     Ownership..............................................  SAI-8
SAFEKEEPING OF ACCOUNT ASSETS...............................  SAI-8
STATE REGULATION............................................  SAI-8
RECORDS AND REPORTS.........................................  SAI-8
OTHER INFORMATION...........................................  SAI-9
FINANCIAL STATEMENTS........................................  SAI-9

                                    APPENDIX

                        CONDENSED FINANCIAL INFORMATION
                        ACCUMULATION UNIT VALUE HISTORY

The following schedule includes accumulation unit values for the periods indicated. This data has been extracted from the Separate Accounts' financial statements. This information should be read in conjunction with the Separate Accounts' financial statements and related notes that are included in the Statement of Additional Information.

                SECURITY EQUITY SEPARATE ACCOUNT TWENTY-SIX AND
                SECURITY EQUITY SEPARATE ACCOUNT TWENTY-SEVEN(1)

                        CONDENSED FINANCIAL INFORMATION

------------------------------------------------------------------------------------------------------------
                                                                                             ACCUMULATION
                                                                           ACCUMULATION       TOTAL UNITS
                                                        ACCUMULATION        UNIT VALUE:      OUTSTANDING,
                                                        UNIT VALUE:           END OF         END OF PERIOD
                                                    BEGINNING OF PERIOD*      PERIOD        (IN THOUSANDS)
------------------------------------------------------------------------------------------------------------
      SEPARATE ACCOUNT TWENTY-SIX(2)
------------------------------------------------------------------------------------------------------------
  MONEY MARKET DIVISION                      2002          13.12               13.10               1
                                             2001          12.86               13.12              15
                                             2000          12.32               12.86              14
                                             1999          12.68               12.32              23
                                             1998          12.26               12.68              15
                                             1997          12.00               12.26              16
------------------------------------------------------------------------------------------------------------
  DIVERSIFIED INCOME DIVISION                2002          14.00               14.13               5
                                             2001          13.71               14.00               5
                                             2000          13.80               13.71              10
                                             1999          14.32               13.80              12
                                             1998          14.61               14.32              46
                                             1997          13.82               14.61              45
                                             1996          12.00               13.82
------------------------------------------------------------------------------------------------------------
  GOVERNMENT SECURITIES DIVISION             2002          16.36               17.68               0
                                             2001          15.59               16.36               0
                                             2000          13.15               15.59               0
                                             1999          13.67               13.15              37
                                             1998          12.71               13.67               2
                                             1997          12.00               12.71               3
------------------------------------------------------------------------------------------------------------

------------
(1) Division names in this table of Condensed Financial Information are the currently effective names. Each Division may have operated under different names in the past.

(2) Separate Account 26 was established on February 10, 1994, and commenced operations on January 30, 1996. Before October 15, 1999, Separate Account 26 was divided into 4 Divisions, each Division invested exclusively in shares of a single fund of GT Global Variable Investment Funds. On October 15, 1999, the Division assets invested in the GT Global Variable Investment Funds were transferred to AIM Variable Insurance Funds. More specifically: the GT Global Money Market Fund was transferred into the AIM V.I. Money Market Fund; the GT Global Variable Strategic Income and Variable Global Government Income Funds were transferred into the AIM V.I. Diversified Income Fund; the GT Global U.S. Government Income Fund was transferred into the AIM V.I. Government Securities Fund. The historical financial information for each Division of Separate Account 26 from 1996 until October 15, 1999, has been derived from the financial history of the predecessor portfolios from the GT Global Variable Investment Funds.

------------------------------------------------------------------------------------------------------------
                                                                                             ACCUMULATION
                                                                           ACCUMULATION       TOTAL UNITS
                                                        ACCUMULATION        UNIT VALUE:      OUTSTANDING,
                                                        UNIT VALUE:           END OF         END OF PERIOD
                                                    BEGINNING OF PERIOD*      PERIOD        (IN THOUSANDS)
------------------------------------------------------------------------------------------------------------
     SEPARATE ACCOUNT TWENTY-SEVEN(3)
------------------------------------------------------------------------------------------------------------
  CAPITAL APPRECIATION DIVISION              2002          15.82               11.80               3
                                             2001          20.91               15.82               3
                                             2000          23.81               20.91               3
                                             1999          15.59               23.81               3
                                             1998          14.62               15.59              11
                                             1997          12.90               14.62               6
                                             1996          11.03               12.90               2
                                             1995          12.00               11.03               1
------------------------------------------------------------------------------------------------------------
  CORE EQUITY DIVISION                       2002          10.38                8.64               1
                                             2001          13.82               10.38               1
                                             2000          16.14               13.82               1
                                             1999          16.37               16.14               2
                                             1998          13.88               16.37               3
                                             1997          12.00               13.88               2
------------------------------------------------------------------------------------------------------------
  INTERNATIONAL GROWTH DIVISION              2002          10.42                8.66              17
                                             2001          13.64               10.42              19
                                             2000          19.04               13.64              27
                                             1999          13.00               19.04              36
------------------------------------------------------------------------------------------------------------
  NEW TECHNOLOGY DIVISION                    2002          11.97                6.48              14
                                             2001          23.11               11.97              22
                                             2000          36.79               23.11              36
                                             1999          18.06               36.79              36
                                             1998          14.99               18.06              35
                                             1997          13.27               14.99              37
                                             1996          11.27               13.27              31
                                             1995          12.00               11.27               1
------------------------------------------------------------------------------------------------------------

------------
(3) Separate Account 27 was established on August 11, 1994, and commenced operations on September 7, 1995. Before October 15, 1999, Separate Account 27 was divided into 10 divisions, each division invested exclusively in shares of a single fund of GT Global Variable Investment Funds. On October 15, 1999, the Division assets invested in the GT Global Variable Investment Funds were transferred to AIM Variable Insurance Funds. More specifically: the GT Global Variable Growth & Income Fund was transferred into the AIM V.I. Global Growth and Income Fund; the GT Global Variable America Fund was transferred into the AIM V.I. Capital Appreciation Fund; the GT Global Variable Telecommunications Fund was transferred into the AIM V.I. Telecommunications Fund (which subsequently was renamed the AIM V.I. New Technology Fund). In addition, on October 22, 1999, the GT Global Variable New Pacific, Variable Europe, Variable Latin America, Variable International, Variable Emerging Markets, Variable Natural Resources, and Variable Infrastructure Funds were transferred into the AIM V.I. International Equity Fund (which subsequently was renamed the AIM V.I. International Growth Fund). On September 15, 2000, AIM merged the V.I. Global Growth and Income Fund into the AIM V.I. Growth and Income Fund (which subsequently was renamed the AIM V.I. Core Equity Fund). The historical financial information for each Division of Separate Account 27 before 1999, has been derived from the financial history of the predecessor portfolios from the GT Global Variable Investment Funds. In addition, the historical information for the AIM V.I. Growth and Income Fund includes information derived from the financial history of the predecessor AIM V.I. Global Growth and Income Fund.

                      METROPOLITAN LIFE INSURANCE COMPANY

                 SECURITY EQUITY SEPARATE ACCOUNT TWENTY-SEVEN

                      INDIVIDUAL VARIABLE ANNUITY CONTRACT

                      STATEMENT OF ADDITIONAL INFORMATION

                                NOVEMBER 3, 2003

This Statement of Additional Information ("SAI") contains additional information regarding individual deferred annuity contracts ("Contracts") offered by Metropolitan Life Insurance Company ("MetLife," "we," "us," "our"). This SAI is not a prospectus and should be read in conjunction with the prospectus for the Contracts dated November 3, 2003, and the prospectus(es) for the Investment Funds. For a copy of either of these prospectuses, call or write to MetLife at:
MetLife Variable Annuity Administration Department, P.O. Box 19098, Greenville, SC 29602-9098, 1-800-595-6577.

Unless otherwise indicated, this SAI continues the use of certain terms as set forth in the Section entitled "Index of Special Terms" of the prospectus dated November 3, 2003.

                                      SAI-1

                               TABLE OF CONTENTS

                                                              PAGE
                                                              -----
COMPANY.....................................................  SAI-3
EXPERTS.....................................................  SAI-3
LEGAL MATTERS...............................................  SAI-3
DISTRIBUTION................................................  SAI-3
PERFORMANCE INFORMATION.....................................  SAI-3
  Total Return..............................................  SAI-3
  Money Market Yield Calculation............................  SAI-4
  Yields of Other Divisions.................................  SAI-5
  Historical Unit Values....................................  SAI-5
  Effect of the Annual Contract Fee.........................  SAI-6
TAX STATUS OF THE CONTRACTS.................................  SAI-6
  Diversification Requirements..............................  SAI-6
  Owner Control.............................................  SAI-6
  Required Distributions....................................  SAI-6
ANNUITY PROVISIONS..........................................  SAI-7
  Computation of the Value of an Annuity Unit...............  SAI-7
  Determination of the Amount of the First Annuity
     Installment............................................  SAI-7
  Determination of the Fluctuating Values of the Annuity
     Installments...........................................  SAI-7
GENERAL MATTERS.............................................  SAI-8
  Incorrect Age or Sex......................................  SAI-8
  Annuity Data..............................................  SAI-8
  Quarterly Reports.........................................  SAI-8
  Incontestability..........................................  SAI-8
  Ownership.................................................  SAI-8
SAFEKEEPING OF ACCOUNT ASSETS...............................  SAI-8
STATE REGULATION............................................  SAI-8
RECORDS AND REPORTS.........................................  SAI-8
OTHER INFORMATION...........................................  SAI-9
FINANCIAL STATEMENTS........................................  SAI-9

                                      SAI-2

                                    COMPANY

Metropolitan Life Insurance Company ("MetLife") is a provider of insurance and financial services domiciled in New York. It is a wholly owned subsidiary of MetLife, Inc., a publicly traded company that, through its subsidiaries and affiliates, provides insurance and financial services to individual and institutional customers in the United States and abroad.

Before October 31, 2003, the Contracts were issued by Security Equity Life Insurance Company ("SELIC"). SELIC was established in 1983 as a wholly owned subsidiary of Security Mutual Life Insurance Company of New York. SELIC was purchased by General American Life Insurance Company in 1993, and became an indirect subsidiary of GenAmerica Financial Corporation. On January 6, 2000, GenAmerica Financial Corporation was acquired by MetLife. On October 31, 2003, SELIC merged with and into MetLife; MetLife was the surviving company.

                                    EXPERTS

The financial statements of MetLife included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, are included in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

The financial statements of Separate Account Twenty-Six and Separate Account Twenty-Seven included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, are included in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

                                 LEGAL MATTERS

Legal matters in connection with the Contracts described in this registration statement have been passed on by Marie C. Swift, Esq., Associate General Counsel, Metropolitan Life Insurance Company. Sutherland Asbill & Brennan LLP, Washington, DC, has provided advice on certain matters relating to federal securities laws.

                                  DISTRIBUTION

MetLife Investors Distribution Company ("MIDC"), 22 Corporate Plaza Drive, Newport Beach, California 92660, the principal underwriter of the Contracts, is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). More information about MIDC and its registered persons is available at http://www.nasdr.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program.

No brokerage commissions have been paid since 1999.

                            PERFORMANCE INFORMATION

TOTAL RETURN. From time to time, MetLife may advertise performance data. Such data will show the percentage change in the value of an accumulation unit based on the performance of a Division over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the accumulation unit value at the beginning of the period.

Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of the expenses for the underlying Investment Fund being advertised and any applicable surrender charges.

The hypothetical value of a Contract purchased for the time periods described in the advertisement will be determined by using the actual accumulation unit values for an initial $1,000 purchase payment, and deducting any applicable surrender charge to arrive at the ending hypothetical value. The average annual total return is then

                                      SAI-3
determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

P (1 + T)(n) = ERV

Where:

P = a hypothetical initial payment of $1,000

T = average annual total return

n = number of years

ERV = ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the time periods used.

MetLife may also advertise performance data that will be calculated in the same manner as described above but which will not reflect the deduction of any surrender charge. The deduction of any surrender charge would reduce any percentage increase or make greater any percentage decrease.

Owners should note that the investment results of each Division will fluctuate over time, and any presentation of the Division's total return for any period should not be considered as a representation of what an investment may earn or what an Owner's total return may be in any future period.

MONEY MARKET YIELD CALCULATION. Advertisements and sales literature concerning the Contracts may report the "current annualized yield" for the Divisions of the Separate Accounts that invest in the AIM Money Market Fund, without taking into account any realized or unrealized gains or losses on shares in the Fund. The annualized yield is computed by:

     - determining the net change after 7 days (exclusive of realized gains and losses on shares of the underlying Investment Fund or on its respective portfolio securities and unrealized appreciation and depreciation) in the value of a hypothetical account having a balance of 1 unit at the beginning of the period;

     - dividing such net change in account value by the value of the account at the beginning of the 7-day period to determine the base period return; and

     - annualizing the result of this division on a 365-day basis.

The net change in account value reflects (1) net income from the Division attributable to the hypothetical account; and (2) charges and deductions imposed under the contract upon the hypothetical account. The charges and deductions include the per unit charges for mortality and expense risk, the administrative charge for the Division, and the annual contract fee. For the purpose of calculating current yields for a Contract, an average per unit contract fee is used, as described below. Current yield will be calculated according to the following formula:

Current Yields = (NCF - ES/UV) X (365/7)

Where:

NCF = the net change in the value of one unit in the Division (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period specified.

ES = per unit expenses for a hypothetical account having one unit over the 7-day period.

UV = the unit value for the first day of the 7-day period.

                                      SAI-4

MetLife advertisement and sales literature may also quote the "effective yield" of the Division investing in the AIM Money Market Fund for the same 7-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return according to the following formula:

Effective Yield = (1+((NCF-ES)/UV))(365/7) - 1,

Where:

NCF = the net change in the value of one unit in the Division (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period specified.

ES = per unit expenses for a hypothetical account having one unit over the 7-day period.

UV = the unit value for the first day of the 7-day period.

Because of the charges and deductions imposed on units according to the terms of the Contract, the yield for the Money Market Fund will be higher than the yield for the Division.

Yields on amounts in the Money Market Fund will normally fluctuate on a daily basis. For that reason the yield for any past period is not an indication nor a representation of future yields. The actual yield for the Division is affected by changes in interest rates on money market securities, the average portfolio maturity of the underlying Fund, the types and qualities of portfolio securities held by the Fund, and the operating expenses of the Fund. Yields on amounts held in the Money Market Fund may also be presented for periods other than seven days.

YIELDS OF OTHER DIVISIONS. Advertisements and sales literature for the Contract may report the current annualized yield of one or more of the Divisions (other than the Money Market Division) for a 30-day or one-month period. The annualized yield of a Division refers to income generated by the Division during a specified 30-day or one-month period. Because the yield is annualized, the yield generated by the Division during the specified period is assumed to be generated every 30-day or one-month period over a year. The yield is computed by:

     - dividing the net investment income of the fund corresponding to the Division less expenses for the Division for the period; by

     - the maximum offering price per unit of the Division on the last day of the period times the daily average number of units outstanding for the period; then

     - compounding that yield for a 6-month period; and then

     - multiplying that result by 2.

Expenses attributable to the Division include the mortality and expense risk charge, the administrative charge for the Division, and the annual contract fee. A contract fee of $2.50 is used to calculate the 30-day or one-month yield as in the following equation:

Yield = 2 x ((((NI-ES)/(UxUV))+1)(6) - 1)

Where:

NI = net investment income of the Division for the 30-day or one-month period in question

ES = expenses of the Division for the 30-day or one-month period

U = the average number of units outstanding

UV = the unit value at the close of the last day in the 30-day or one-month period

Because of the charges and deductions imposed under the Contracts (ES in the equation) the yield for a Division will be lower than the yield for the corresponding Fund.

The yield on amounts in any Division will normally fluctuate. For that reason yields for any past periods are not indications nor representations of future yields. The actual yield for a Division is affected by the type and the quality of the portfolio securities held in the underlying Fund, and the operating expenses of the Fund.

                                      SAI-5

Yield calculations do not take surrender charges into account, but such charges are deducted from amounts greater than ten percent of the Accumulated Value under a Contract if such amounts are withdrawn within the first six contract years after they were deposited.

HISTORICAL UNIT VALUES. MetLife may also show historical accumulation unit values in certain advertisements containing illustrations. These illustrations will be based on actual accumulation unit values.

In addition, MetLife may distribute sales literature which compares the percentage change in accumulation unit values for any of the Divisions against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the Division being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

EFFECT OF THE ANNUAL CONTRACT FEE. The Contract provides for the deduction each year of the lesser of $30 or 2% of an account's value provided the account value is less than $20,000. If the account value equals or exceeds $20,000, then no contract fee is charged. So that this charge can be reflected in yield and total return calculations it is assumed that the annual charge will be $30 and this charge is converted into a per-dollar, per-day charge based on the average Accumulated Value in the Separate Accounts of all the Contracts as of the last day of the period for which quotations are provided. The average value of Contracts in the Separate Accounts is assumed to be $20,000. The per-dollar, per-day average charge will be adjusted to reflect the assumptions underlying a particular performance quotation.

                          TAX STATUS OF THE CONTRACTS

Tax law imposed several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

DIVERSIFICATION REQUIREMENTS. The Internal Revenue Code ("Code") requires that the investments of each investment division of the separate account underlying the Contracts be "adequately diversified" in order for the Contracts to be treated as annuity contracts for federal income tax purposes. MetLife intends that the Divisions underlying the Contracts will be managed in a manner as to comply with these diversification requirements.

OWNER CONTROL. In certain circumstances, owners of variable annuity contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of our Contracts, such as the flexibility of an Owner to allocate purchase payments and transfer amounts among the investment divisions of the separate account, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Owners investment control over separate account assets, we reserve the right to modify the Contracts as necessary to prevent an Owner from being treated as the Owner of the separate account assets supporting the Contract.

REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code generally requires any non-qualified contract to contain certain provisions specifying how interest in the contract will be distributed in the event of the death of a contract owner (or on the death of, or change in, any primary annuitant where the contract is owned by a non-natural person). Specifically, section 72(s) requires that (i) if any contract owner dies on or after the annuity commencement date, but before the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such contract owner's death; and (ii) if any contract owner dies before the annuity commencement date, the entire interest in the contract will be distributed within five years

                                      SAI-6
after the date of such contract owner's death. These requirements will be considered satisfied as to any portion of a contract owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the contract owner's death. The designated beneficiary refers to a natural person designated by the contract owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased contract owner, the contract may be continued with the surviving spouse as the new contract owner.

The non-qualified contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules may apply to qualified contracts.

                               ANNUITY PROVISIONS

COMPUTATION OF THE VALUE OF AN ANNUITY UNIT. The table of contractual guaranteed annuity rates is based on an assumed interest rate. The assumed interest rate is 4% for all contracts.

As a starting point, the value of a Separate Account 26 and 27 annuity unit was established at $12.00, except the starting point for an International Growth Division annuity unit was established at $13.00. The value of the annuity unit at the end of any subsequent business day is determined by multiplying such value for the preceding business day by the product of (a) the daily reduction factor (.99989256) once for each calendar day expiring between the end of the sixth preceding business day and the end of the fifth preceding business day and
(b) the net investment factor for the fifth business day preceding such business day.

These daily reduction factors are necessary to neutralize the assumed net investment rate built into the annuity tables. Calculations are performed as of the fifth preceding business day to permit calculation of amounts and the mailing of checks in advance of their due date.

This may be illustrated by the following hypothetical example. Assuming that the net investment factor for the fifth preceding business day was 1.00176027, and assuming that the annuity unit value for the preceding business day was $12.20, then the annuity unit for the current business day is $12.22, determined as follows:

 1.00176027                                                 $12.200000
X .99989256                                               X 1.00165264
 1.00165264                                                $12.2201622

DETERMINATION OF THE AMOUNT OF THE FIRST ANNUITY INSTALLMENT. When annuity installments begin, the accumulated value of the Contract is established. This is the sum of the products of the values of an accumulation unit in each Division on the fifth business day preceding the annuity commencement date and the number of accumulation units credited to the Contract as of the annuity commencement date.

The Contract contains tables indicating the dollar amount of the first annuity installment under each form of variable annuity for each $1,000 of value of the Contract. The amount of the first annuity installment depends on the option chosen and the sex (if applicable) and age of the annuitant.

The first annuity installment is determined by multiplying the benefit per $1,000 of value shown in the tables in the Contract by the number of thousands of dollars of accumulated value of the Contract allocated to the Investment Fund.

If a greater first installment would result, MetLife will compute the first installment on the same mortality basis as is used in determining such installments under individual variable annuity Contracts then being issued for a similar class of annuitants.

                                      SAI-7

DETERMINATION OF THE FLUCTUATING VALUES OF THE ANNUITY INSTALLMENTS. The dollar amount of the first annuity installment, determined as described above, is translated into annuity units by dividing that dollar amount by the value of an annuity unit on the due date of the first annuity installment. The number of annuity units remains fixed and the amount of each subsequent annuity installment is determined by multiplying this fixed number of annuity units by the value of an annuity unit on the date the installment is due.

If in any month after the first the application of the above net investment factors produces a net investment increment exactly equivalent to the assumed annualized rate of 4%, then the payment in that month will not change. Since it is unlikely that it will be exactly equivalent, installments will vary up or down depending upon whether such investment increment is greater or less than the assumed annualized rate of 4%. A higher assumption would mean a higher initial annuity payment but a more slowly rising series of subsequent annuity payments (or a more rapidly falling series of subsequent annuity payments if the value of an annuity unit is decreasing). A lower assumption would have the opposite effect.

                                GENERAL MATTERS

INCORRECT AGE OR SEX. If the age at issue or sex of the annuitant as shown in the Contract is incorrect, any benefit payable under a supplemental agreement will be such as the premiums paid would have purchased at the correct age at issue and sex. After MetLife begins paying monthly income installments, appropriate adjustment will be made in any remaining installments.

ANNUITY DATA. MetLife will not be liable for obligations that depend on receiving information from a payee until such information is received in a form satisfactory to MetLife.

QUARTERLY REPORTS. Quarterly, MetLife will give the contract owner a report of the current accumulated value allocated to each Division; and any purchase payments, charges, transfers, or surrenders during that period. This report will also give the contract owner any other information required by law or regulation. The contract owner may ask for a report like this at any time. The quarterly reports will be distributed without charge. MetLife reserves the right to charge a fee for additional reports.

INCONTESTABILITY.  MetLife cannot contest this Contract.

OWNERSHIP. The owner of the Contract on the contract date is the annuitant, unless otherwise specified in the application. The owner may specify a new owner by written notice at any time thereafter. During the annuitant's lifetime all rights and privileges under this Contract may be exercised solely by the owner.

                         SAFEKEEPING OF ACCOUNT ASSETS

Title to assets of the Separate Accounts is held by MetLife. The assets are kept physically segregated and held separate and apart from MetLife's general account assets. Records are maintained of all purchases and redemptions of eligible shares held by each of the Divisions of the separate account.

                                STATE REGULATION

MetLife is a stock life insurance company organized under the laws of the State of New York, and is subject to regulation by the New York State Insurance Department. An annual statement is filed with the New York State Insurance Department on or before March 1 of each year covering the operations and reporting on the financial condition of MetLife as of December 31 of the preceding calendar year. Periodically, the New York State Insurance Department examines the financial condition of MetLife, including the liabilities and reserves of the Separate Accounts.

                                      SAI-8

In addition, MetLife is subject to the insurance laws and regulations of all the states where it is licensed to operate. The availability of certain contract rights and provisions depends on state approval or state filing and review processes. Where required by state law or regulation, the Contracts will be modified accordingly.

                              RECORDS AND REPORTS

All records and accounts relating to the Separate Accounts will be maintained by MetLife, c/o Liberty Insurance Services, 2000 Wade Hampton Boulevard, Greenville, South Carolina 29615, or MetLife Investors Distribution Company, 22 Corporate Plaza Drive, Newport Beach, California 92660. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, MetLife (or Liberty Insurance Services or MetLife Investors Distribution Company) will mail to all Contract owners at their last known address of record, at least semi-annually, reports containing such information as may be required under that Act or by any other applicable law or regulation.

                               OTHER INFORMATION

A Registration Statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments, and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

                              FINANCIAL STATEMENTS

The consolidated financial statements of MetLife included herein should be considered only as bearing upon the ability of MetLife to meet its obligations under the Contracts.

                                      SAI-9

SECURITY EQUITY SEPARATE ACCOUNT TWENTY-SIX AND
SECURITY EQUITY SEPARATE ACCOUNT TWENTY-SEVEN
 INDEPENDENT AUDITORS' REPORT

The Board of Directors
Security Equity Life Insurance Company and Contract Holders of
Security Equity Separate Account Twenty-six and Separate Account Twenty-seven:

We have audited the accompanying statements of assets and liabilities, including the schedule of investments, of Money Market, Diversified Income, and Government Securities Fund Divisions (the "Funds") of Security Equity Separate Account Twenty-six and of Core Equity, Capital Appreciation, New Technology, and International Growth Fund Divisions (the "Funds") of Security Equity Separate Account Twenty-seven as of December 31, 2002, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights as of December 31, 2002 and 2001, and for each of the two years in the period then ended. These financial statements and financial highlights are the responsibility of the management of Security Equity Separate Accounts Twenty-six and Twenty-seven (the "Separate Accounts"). Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2002, by correspondence with the custodian and the depositor of the Separate Accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial positions of the aforementioned Funds of Security Equity Separate Accounts Twenty-six and Twenty-seven as of December 31, 2002, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights as of December 31, 2002 and 2001, and for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

St. Louis, Missouri
February 21, 2003
October 31, 2003, as to Note 6.

SECURITY EQUITY SEPARATE ACCOUNT TWENTY-SIX
 STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2002

                                                                  MONEY        DIVERSIFIED     GOVERNMENT
                                                               MARKET FUND     INCOME FUND     SECURITIES
                                                                DIVISION        DIVISION      FUND DIVISION
                                                              -------------   -------------   -------------
ASSETS:
  Investments in AIM Variable Insurance Funds, at market
    value (see Schedule of Investments).....................      17,931          69,267             --
                                                                 -------         -------         ------
      TOTAL NET ASSETS......................................     $17,931         $69,267         $   --
                                                                 =======         =======         ======
TOTAL NET ASSETS REPRESENTED BY:
  Individual variable annuity contracts cash value invested
    in Separate Account.....................................     $17,931         $69,267         $   --
                                                                 =======         =======         ======
  Total individual units held...............................       1,369           4,904             --
  Individual unit value.....................................     $ 13.10         $ 14.13         $17.68
  Cost of investments.......................................     $17,931         $77,782         $   --

              See accompanying notes to the financial statements.

SECURITY EQUITY SEPARATE ACCOUNT TWENTY-SEVEN
 STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2002

                                                                         CAPITAL            NEW         INTERNATIONAL
                                                      CORE EQUITY     APPRECIATION      TECHNOLOGY         GROWTH
                                                     FUND DIVISION    FUND DIVISION    FUND DIVISION    FUND DIVISION
                                                     -------------    -------------    -------------    -------------
ASSETS:
  Investments in AIM Variable Insurance Funds, at
    market value (see Schedule of Investments).....       7,861           32,552           90,511          147,152
  Receivable from Security Equity Life Insurance
    Company........................................          --                2                9               --
                                                        -------          -------         --------         --------
      Total Assets.................................       7,861           32,554           90,520          147,152
                                                        -------          -------         --------         --------
LIABILITIES:
  Payable to Security Equity Life Insurance
    Company........................................          --               --               --               29
                                                        -------          -------         --------         --------
      Total net assets.............................     $ 7,861          $32,554         $ 90,520         $147,123
                                                        =======          =======         ========         ========
TOTAL NET ASSETS REPRESENTED BY:
  Individual variable annuity contracts cash value
    invested in Separate Account...................     $ 7,861          $32,554         $ 90,520         $147,123
                                                        =======          =======         ========         ========
  Total individual units held......................         910            2,758           13,976           16,984
  Individual unit value............................     $  8.64          $ 11.80         $   6.48         $   8.66
  Cost of investments..............................     $14,698          $60,192         $453,732         $262,227

                See accompanying notes to financial statements.

SECURITY EQUITY SEPARATE ACCOUNT TWENTY-SIX
 STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

                                                                  MONEY         DIVERSIFIED      GOVERNMENT
                                                               MARKET FUND      INCOME FUND      SECURITIES
                                                                DIVISION         DIVISION       FUND DIVISION
                                                              -------------    -------------    -------------
INVESTMENT INCOME:
  Dividend income...........................................     $1,760           $ 5,420           $  --
EXPENSES:
  Mortality, expense and administrative charges.............      1,995               972              --
                                                                 ------           -------           -----
    Net investment income (expense).........................       (235)            4,448              --
                                                                 ======           =======           =====
Net realized gain (loss) on investments:
  Realized gain (loss) on sales.............................         --              (507)             --
                                                                 ------           -------           -----
    Net realized gain (loss) on investments.................         --              (507)             --
                                                                 ======           =======           =====
Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments, beginning of
    period..................................................         --            (5,134)             --
  Unrealized gain (loss) on investments, end of period......         --            (8,515)             --
                                                                 ------           -------           -----
    Net unrealized gain (loss) on investments...............         --            (3,381)             --
                                                                 ------           -------           -----
    Net gain (loss) on investments..........................         --            (3,888)             --
                                                                 ------           -------           -----
Net increase (decrease) in net assets resulting from
  operations................................................     $ (235)          $   560           $  --
                                                                 ======           =======           =====

          See accompanying notes to consolidated financial statements.

SECURITY EQUITY SEPARATE ACCOUNT TWENTY-SEVEN
 STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

                                                                         CAPITAL            NEW         INTERNATIONAL
                                                      CORE EQUITY     APPRECIATION      TECHNOLOGY         GROWTH
                                                     FUND DIVISION    FUND DIVISION    FUND DIVISION    FUND DIVISION
                                                     -------------    -------------    -------------    -------------
INVESTMENT INCOME:
  Dividend income..................................     $    29         $     --         $      --        $   1,018
EXPENSES:
  Mortality, expense and administrative charges....         121              550             2,087            2,453
                                                        -------         --------         ---------        ---------
    Net investment income (expense)................         (92)            (550)           (2,087)          (1,435)
                                                        -------         --------         ---------        ---------
Net realized gain (loss) on investments:
  Realized gain (loss) on sales....................        (705)          (2,260)         (188,985)         (11,939)
                                                        -------         --------         ---------        ---------
    Net realized gain (loss) on investments........        (705)          (2,260)         (188,985)         (11,939)
                                                        -------         --------         ---------        ---------
Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments, beginning
    of period......................................      (6,034)         (18,779)         (454,562)         (96,481)
  Unrealized gain (loss) on investments, end of
    period.........................................      (6,837)         (27,640)         (363,221)        (115,075)
                                                        -------         --------         ---------        ---------
    Net unrealized gain (loss) on investments......        (803)          (8,861)           91,341          (18,594)
                                                        -------         --------         ---------        ---------
    Net gain (loss) on investments.................      (1,508)         (11,121)          (97,644)         (30,533)
                                                        -------         --------         ---------        ---------
Net increase (decrease) in net assets resulting
  from operations..................................     $(1,600)        $(11,671)        $ (99,731)       $ (31,968)
                                                        =======         ========         =========        =========

          See accompanying notes to consolidated financial statements.

SECURITY EQUITY SEPARATE ACCOUNT TWENTY-SIX
 STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                                                                            GOVERNMENT
                                                                  MONEY MARKET        DIVERSIFIED INCOME    SECURITIES
                                                                  FUND DIVISION         FUND DIVISION      FUND DIVISION
                                                              ---------------------   ------------------   -------------
                                                                2002        2001       2002       2001     2002    2001
                                                              ---------   ---------   -------   --------   -----   -----
OPERATIONS:
  Net investment income (expense)...........................  $    (235)  $   3,936   $ 4,448   $  3,356   $ --    $  --
  Net realized gain (loss) on investments...................         --          --      (507)        11     --       --
  Net unrealized gain (loss) on investments.................         --          --    (3,381)      (188)    --       --
                                                              ---------   ---------   -------   --------   -----   -----
    Net increase (decrease) in net assets resulting from
     operations.............................................       (235)      3,936       560      3,179     --       --
                                                              ---------   ---------   -------   --------   -----   -----
  Deposits into Separate Account............................         --          --        --         --     --       --
  Transfers to (from) Separate Account......................          9     250,400       (31)   (68,228)    --       --
  Withdrawals from Separate Account.........................   (180,502)   (236,038)   (5,531)        --     --       --
                                                              ---------   ---------   -------   --------   -----   -----
    Net deposits into (withdrawals from) Separate Account...   (180,493)     14,362    (5,562)   (68,228)    --       --
                                                              ---------   ---------   -------   --------   -----   -----
      Increase (Decrease) in net assets.....................   (180,728)     18,298    (5,002)   (65,049)    --       --
  NET ASSETS, BEGINNING OF PERIOD...........................    198,659     180,361    74,269    139,318     --       --
                                                              ---------   ---------   -------   --------   -----   -----
  NET ASSETS, END OF PERIOD.................................  $  17,931   $ 198,659   $69,267   $ 74,269   $ --    $  --
                                                              =========   =========   =======   ========   =====   =====

SECURITY EQUITY SEPARATE ACCOUNT TWENTY-SEVEN
 STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                            CORE EQUITY      CAPITAL APPRECIATION       NEW TECHNOLOGY       INTERNATIONAL GROWTH
                                           FUND DIVISION         FUND DIVISION           FUND DIVISION          FUND DIVISION
                                         -----------------   ---------------------   ---------------------   --------------------
                                          2002      2001       2002        2001        2002        2001        2002       2001
                                         -------   -------   ---------   ---------   ---------   ---------   --------   ---------
OPERATIONS:
  Net investment income (expense)......  $   (92)  $  (149)  $   (550)   $   (697)   $  (2,087)  $    (744)  $ (1,435)  $  (3,407)
  Net realized gain (loss) on
    investments........................     (705)   (1,672)    (2,260)      2,400     (188,985)    (71,664)   (11,939)    (43,651)
  Net unrealized gain (loss) on
    investments........................     (803)   (1,416)    (8,861)    (16,808)      91,341    (332,243)   (18,594)    (46,404)
                                         -------   -------   --------    --------    ---------   ---------   --------   ---------
    Net increase (decrease) in net
      assets resulting from
      operations.......................   (1,600)   (3,237)   (11,671)    (15,105)     (99,731)   (404,651)   (31,968)    (93,462)
                                         -------   -------   --------    --------    ---------   ---------   --------   ---------
  Deposits into Separate Account.......       --        --         --          --           --          --         --          --
  Transfers to (from) Separate
    Account............................       --        14          5          20           27     (93,073)      (119)    (89,270)
  Withdrawals from Separate Account....     (795)       --     (2,651)         --      (68,909)    (66,396)   (14,347)         --
                                         -------   -------   --------    --------    ---------   ---------   --------   ---------
    Net deposits into (withdrawals
      from) Separate Account...........     (795)       14     (2,646)         20      (68,882)   (159,469)   (14,466)    (89,270)
                                         -------   -------   --------    --------    ---------   ---------   --------   ---------
      Increase (Decrease) in net
        assets.........................   (2,395)   (3,223)   (14,317)    (15,085)    (168,613)   (564,120)   (46,434)   (182,732)
  NET ASSETS, BEGINNING OF PERIOD......   10,256    13,479     46,871      61,956      259,133     823,253    193,557     376,289
                                         -------   -------   --------    --------    ---------   ---------   --------   ---------
  NET ASSETS, END OF PERIOD............  $ 7,861   $10,256   $ 32,554    $ 46,871    $  90,520   $ 259,133   $147,123   $ 193,557
                                         =======   =======   ========    ========    =========   =========   ========   =========

SECURITY EQUITY SEPARATE ACCOUNT TWENTY-SIX AND
SECURITY EQUITY SEPARATE ACCOUNT TWENTY-SEVEN
 NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 1 -- ORGANIZATION

Security Equity Separate Account Twenty-six commenced operations on January 30, 1996, and Security Equity Separate Account Twenty-seven commenced operations on September 7, 1995. The Separate Accounts are registered under the Investment Company Act of 1940 (1940 Act) as unit investment trusts. The Separate Accounts receive and invest net premiums from individual variable annuity contracts issued by Security Equity Life Insurance Company (Security Equity) which may be qualified or non-tax qualified.

As of December 31, 2002, Separate Account Twenty-six is divided into three Fund Divisions and Separate Account Twenty-seven is divided into four Fund Divisions. Each Fund Division invests exclusively in shares of a single fund of AIM Variable Insurance Funds (the Funds), an open-end diversified management investment company. Separate Account Twenty-six invests in the Money Market, Diversified Income, and Government Securities Fund Divisions. Separate Account Twenty-seven invests in the Core Equity (formerly known as Growth and Income), Capital Appreciation, New Technology (formerly known as Telecommunications), and International Growth (formerly known as International Equity) Fund Divisions. Contract holders have the option of directing their deposits into one or more of the Fund Divisions.

Note 2 -- SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Separate Accounts in the preparation of financial statements. The policies followed are in conformity with accounting principles generally accepted in the United States of America.

A. INVESTMENTS

The Separate Accounts' investments in the Fund Divisions are valued daily on the respective shares held and based on the net asset values as reported to Security Equity by the Funds at the close of each business day. For the period May 12, 2001 through December 31, 2002, the average cost method was used in determining the cost of shares sold on withdrawals by the Fund Divisions of the Separate Account. For the period January 1, 2001 through May 11, 2001, the first-in-first out method was used in determining the cost of shares sold on withdrawals by the Fund Divisions of the Separate Account. Share transactions are recorded on the trade date which is the same as the settlement date.

B. FEDERAL INCOME TAXES

Security Equity is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the Code). Since the Separate Accounts are not separate entities from Security Equity, and their operations form a part of Security Equity, they will not be taxed separately as regulated investment companies under sub-chapter M of the Code. Under existing federal income tax law, investment income of the Separate Accounts, to the extent it is applied to increase reserves under a contract, is not taxed and may be compounded for reinvestment without additional tax to Security Equity.

C. DIVIDEND REINVESTMENT

For the year ended December 31, 2002, AIM Variable Insurance Funds intend to pay out all of their net investment income and net realized capital gains, if any. Dividends from the funds are distributed at least annually on a per share basis and are recorded on the ex dividend date. Normally, net realized capital gains, if any, are distributed each year for each fund. Such income and capital gain distributions are automatically reinvested in additional shares of the funds.

SECURITY EQUITY SEPARATE ACCOUNT TWENTY-SIX AND
SECURITY EQUITY SEPARATE ACCOUNT TWENTY-SEVEN
 NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

D. USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

Note 3 -- CONTRACT CHARGES

Mortality and Expense Risk Charge: Security Equity assumes the mortality and expense risks and provides certain administrative services related to operating the Separate Accounts for which the Separate Accounts are charged an annual fee of 1.25% based on the values at the end of each valuation period. Mortality and expense charges for Separate Account Twenty-six totaled $2,649 for the year ended December 31, 2002. Mortality and expense charges for Separate Account Twenty-seven totaled $4,653 for the year ended December 31, 2002.

Surrender Charge (Contingent Deferred Sales Charge): Under Separate Account contractual arrangements, Security Equity is entitled to collect payment for sales charges. Contracts are subject to a deferred sales charge contingent upon surrender of the contract or a greater than 10% partial withdrawal of funds on deposit. The sales charge is 7% the first contract year, decreasing by 1% each subsequent year. The contingent deferred sales charge will be waived in the event of annuitization after the third year or on death.

Account Fee and Administrative Charges: Security Equity has the responsibility for the administration of the policyholder contracts. As reimbursement for account administrative expenses, on the last day of the contract year, Security Equity deducts an account fee. For contracts with accumulated values less than $20,000, the account fee may be adjusted annually. The account fee is waived for contracts with accumulated values of $20,000 or more. Security Equity charges $25 for each transfer in excess of twelve (12) during the Contract Year, excluding transfers made under the Dollar Cost Averaging program and reserves the right to charge a fee to cover the expenses for special handling. Security Equity also provides certain administrative services for which it charges an administrative charge to the Separate Accounts at an annual rate of 0.15% at the end of each valuation period. Administrative charges for Separate Account Twenty-six totaled $318 for the year ended December 31, 2002. Administrative charges for Separate Account Twenty-seven totaled $558 for the year ended December 31, 2002.

Premium Taxes: In states which charge premium taxes, the taxes are withdrawn from the purchase payment or the accumulated value of the contract.

Note 4 -- PURCHASES AND SALES OF SHARES

During the year ended December 31, 2002, cost of purchases and proceeds from sales of AIM Variable Insurance Fund shares were as follows:

                                                              PURCHASES     SALES
                                                              ---------    --------
SEPARATE ACCOUNT TWENTY-SIX
Money Market Fund Division..................................    $369       $180,871
Diversified Income Fund Division............................      --          5,561
SEPARATE ACCOUNT TWENTY-SEVEN
Core Equity Fund Division...................................    $ --       $    795
Capital Appreciation Fund Division..........................      --          2,651
New Technology Fund Division................................      --         68,940
International Growth Fund Division..........................      --         14,437

SECURITY EQUITY SEPARATE ACCOUNT TWENTY-SIX AND
SECURITY EQUITY SEPARATE ACCOUNT TWENTY-SEVEN
 NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

Note 5 -- ACCUMULATION UNIT ACTIVITY

The following is a summary of the accumulation unit activity for the years ended December 31, 2002 and 2001 for Separate Accounts Twenty-six and Twenty-seven:

                                                                 MONEY             DIVERSIFIED        GOVERNMENT
                                                                 MARKET              INCOME           SECURITIES
                                                             FUND DIVISION        FUND DIVISION     FUND DIVISION
                                                           ------------------    ---------------    --------------
                                                            2002       2001      2002      2001     2002     2001
                                                           -------    -------    -----    ------    -----    -----
Individual units held:
  Deposits...............................................       --         --       --        --      --       --
  Transfers..............................................       --     19,126       --    (4,860)     --       --
  Withdrawals............................................  (13,768)   (18,018)    (400)       --      --       --
  Outstanding units, beginning of period.................   15,137     14,029    5,304    10,164      --       --
                                                           -------    -------    -----    ------    ----     ----
  Outstanding units, end of period.......................    1,369     15,137    4,904     5,304      --       --
                                                           =======    =======    =====    ======    ====     ====

                                        CORE EQUITY      CAPITAL            NEW          INTERNATIONAL
                                           FUND       APPRECIATION      TECHNOLOGY          GROWTH
                                         DIVISION     FUND DIVISION    FUND DIVISION     FUND DIVISION
                                        -----------   -------------   ---------------   ---------------
                                        2002   2001   2002    2001     2002     2001     2002     2001
                                        ----   ----   -----   -----   ------   ------   ------   ------
Individual units held:
  Deposits............................   --     --       --      --       --       --       --       --
  Transfers...........................   --     --       --      --       --   (8,628)      --   (8,656)
  Withdrawals.........................  (79)    --     (204)     --   (7,671)  (5,348)  (1,596)      --
  Outstanding units, beginning of
    period............................  989    989    2,962   2,962   21,647   35,623   18,580   27,236
                                        ---    ---    -----   -----   ------   ------   ------   ------
  Outstanding units, end of period....  910    989    2,758   2,962   13,976   21,647   16,984   18,580
                                        ===    ===    =====   =====   ======   ======   ======   ======

SECURITY EQUITY SEPARATE ACCOUNT TWENTY-SIX AND
SECURITY EQUITY SEPARATE ACCOUNT TWENTY-SEVEN
 NOTES TO FINANCIAL STATEMENTS--(CONCLUDED)

Note 6 -- SUBSEQUENT EVENTS

On October 31, 2003, Security Equity merged with its parent company Metropolitan Life Insurance Company ("Metropolitan Life"). Upon completion of the merger, the assets of the Separate account are registered in the name of Metropolitan Life and are no longer registered in the name of Security Equity. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from Metropolitan Life's other assets and liabilities. The portion of the Separate Account's assets applicable to the variable annuity contracts are not chargeable with liabilities arising out of any other business Metropolitan Life may conduct.

SECURITY EQUITY SEPARATE ACCOUNT TWENTY-SIX AND
SECURITY EQUITY SEPARATE ACCOUNT TWENTY-SEVEN
 FINANCIAL HIGHLIGHTS

                                             AS OF DECEMBER 31, 2002         FOR THE YEAR ENDED DECEMBER 31, 2002
                                         --------------------------------    -------------------------------------
                                         UNITS    UNIT FAIR    NET ASSETS    INVESTMENT*     EXPENSE**    TOTAL***
                                         (000)      VALUE        (000)       INCOME RATIO      RATIO       RETURN
                                         -----    ---------    ----------    ------------    ---------    --------
SEPARATE ACCOUNT TWENTY-SIX
Money Market Fund Division.............    1       $13.10         $ 18           1.23%         1.40%        (0.15)%
Diversified Income Fund Division.......    5        14.13           69           7.81%         1.40%         0.93%
Government Securities Fund Division....   --        17.68           --           0.00%         1.40%         8.07%
SEPARATE ACCOUNT TWENTY-SEVEN
Core Equity Fund Division..............    1         8.64            8           0.33%         1.40%       (16.76)%
Capital Appreciation Fund Division.....    3        11.80           33           0.00%         1.40%       (25.41)%
New Technology Fund Division...........   14         6.48           91           0.00%         1.40%       (45.86)%
International Growth Fund Division.....   17         8.66          147           0.58%         1.40%       (16.89)%

* These amounts represent the dividends, excluding distributions of capital gains, received by the Fund Divisions from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the Fund Divisions is affected by the timing of the declaration of dividends by the underlying fund in which the Fund Divisions invest.

** These ratios represent the annualized contract expenses of each of the Fund
   Divisions of the separate accounts, consisting of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

SECURITY EQUITY SEPARATE ACCOUNT TWENTY-SIX AND
SECURITY EQUITY SEPARATE ACCOUNT TWENTY-SEVEN
 FINANCIAL HIGHLIGHTS

                                             AS OF DECEMBER 31, 2001         FOR THE YEAR ENDED DECEMBER 31, 2001
                                         --------------------------------    -------------------------------------
                                         UNITS    UNIT FAIR    NET ASSETS    INVESTMENT*     EXPENSE**    TOTAL***
                                         (000)      VALUE        (000)       INCOME RATIO      RATIO       RETURN
                                         -----    ---------    ----------    ------------    ---------    --------
SEPARATE ACCOUNT TWENTY-SIX
Money Market Fund Division.............   15       $13.12         $199           3.53%         1.40%         2.02%
Diversified Income Fund Division.......    5        14.00           74           4.03%         1.40%         2.12%
Government Securities Fund Division....   --        16.36           --           0.00%         1.40%         4.94%
SEPARATE ACCOUNT TWENTY-SEVEN
Growth and Income Fund Division........    1        10.38           10           0.04%         1.40%       (23.90)%
Capital Appreciation Fund Division.....    3        15.82           47           0.00%         1.40%       (24.34)%
New Technology Fund Division...........   22        11.97          259           1.32%         1.40%       (48.20)%
International Equity Fund Division.....   19        10.42          194           0.22%         1.40%       (24.60)%

* These amounts represent the dividends, excluding distributions of capital gains, received by the Fund Divisions from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the Fund Divisions is affected by the timing of the declaration of dividends by the underlying fund in which the Fund Divisions invest.

** These ratios represent the annualized contract expenses of each of the Fund
   Divisions of the separate accounts, consisting of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

SECURITY EQUITY SEPARATE ACCOUNT TWENTY-SIX AND
SECURITY EQUITY SEPARATE ACCOUNT TWENTY-SEVEN
 SCHEDULE OF INVESTMENTS

DECEMBER 31, 2002

                                                              NO. OF    MARKET
                                                              SHARES    VALUE
                                                              ------   --------
SEPARATE ACCOUNT TWENTY-SIX:
  AIM Variable Insurance Funds:
    Money Market Fund Division..............................  17,931   $ 17,931
    Diversified Income Fund Division........................   8,054     69,267
SEPARATE ACCOUNT TWENTY-SEVEN:
  AIM Variable Insurance Funds:
    Core Equity Fund Division...............................     463   $  7,861
    Capital Appreciation Fund Division......................   1,981     32,552
    New Technology Fund Division............................  39,182     90,511
    International Growth Fund Division......................  11,782    147,152

                         Independent Auditors' Report

To the Board of Directors and Shareholder of Metropolitan Life Insurance Company:

   We have audited the accompanying consolidated balance sheets of Metropolitan Life Insurance Company and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Metropolitan Life Insurance Company and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

New York, New York
February 19, 2003

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                          December 31, 2002 and 2001
            (Dollars in millions, except share and per share data)

                                                                2002     2001
                                                              -------- --------
 Assets
 Investments:
    Fixed maturities available-for-sale, at fair value
      (amortized cost: $ 117,781 and $107,630, respectively). $124,525 $110,601
    Equity securities, at fair value (cost: $1,242 and
      $2,421, respectively)..................................    1,286    3,027
    Mortgage loans on real estate............................   25,353   24,626
    Policy loans.............................................    8,047    7,894
    Real estate and real estate joint ventures
      held-for-investment....................................    3,620    3,278
    Real estate held-for-sale................................      229    1,647
    Other limited partnership interests......................    2,380    1,637
    Short-term investments...................................    1,199    1,168
    Other invested assets....................................    3,419    3,013
                                                              -------- --------
        Total investments....................................  170,058  156,891
 Cash and cash equivalents...................................    1,106    3,932
 Accrued investment income...................................    1,889    1,981
 Premiums and other receivables..............................    7,945    7,126
 Deferred policy acquisition costs...........................    9,666   10,471
 Other assets................................................    4,819    4,750
 Separate account assets.....................................   53,912   62,714
                                                              -------- --------
        Total assets......................................... $249,395 $247,865
                                                              ======== ========
 Liabilities and Stockholder's Equity
 Liabilities:
    Future policy benefits................................... $ 86,039 $ 83,493
    Policyholder account balances............................   54,464   54,764
    Other policyholder funds.................................    6,206    6,001
    Policyholder dividends payable...........................    1,025    1,042
    Policyholder dividend obligation.........................    1,882      708
    Short-term debt..........................................      912      345
    Long-term debt...........................................    2,624    2,380
    Current income taxes payable.............................      873      162
    Deferred income taxes payable............................    1,947    1,893
    Payables under securities loaned transactions............   16,321   12,662
    Other liabilities........................................    6,848    6,981
    Separate account liabilities.............................   53,912   62,714
                                                              -------- --------
        Total liabilities....................................  233,053  233,145
                                                              -------- --------
 Commitments and contingencies (Note 11)

 Company-obligated mandatorily redeemable securities of
   subsidiary trusts.........................................      277      276
                                                              -------- --------
 Stockholder's Equity:
    Common stock, par value $0.01 per share; 1,000,000,000
      shares authorized; 494,466,664 shares issued and
      outstanding at December 31, 2002 and December 31, 2001.        5        5
    Additional paid-in capital...............................   13,474   12,825
    Retained earnings........................................      708       --
    Accumulated other comprehensive income...................    1,878    1,614
                                                              -------- --------
        Total stockholder's equity...........................   16,065   14,444
                                                              -------- --------
        Total liabilities and stockholder's equity........... $249,395 $247,865
                                                              ======== ========

         See Accompanying Notes to Consolidated Financial Statements.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

             For the Years Ended December 31, 2002, 2001 and 2000
                             (Dollars in millions)

                                                        2002    2001     2000
                                                      -------  ------- -------
 Revenues
 Premiums............................................ $18,470  $17,023 $16,263
 Universal life and investment-type product policy
   fees..............................................   1,918    1,874   1,820
 Net investment income...............................  10,700   11,122  11,029
 Other revenues......................................   1,400    1,532   2,259
 Net investment (losses) gains (net of amounts
   allocable to other accounts of $(139), $(33) and
   $(54), respectively)..............................    (730)     927    (418)
                                                      -------  ------- -------
    Total revenues...................................  31,758   32,478  30,953
                                                      -------  ------- -------
 Expenses
 Policyholder benefits and claims (excludes amounts
   directly related to net investment losses and
   gains of $(150), $(54) and $41, respectively).....  18,860   18,265  16,935
 Interest credited to policyholder account balances..   2,711    3,035   2,935
 Policyholder dividends..............................   1,911    2,060   1,913
 Payments to former Canadian policyholders...........      --       --     327
 Demutualization costs...............................      --       --     230
 Other expenses (excludes amounts directly related
   to net investment losses and gains of $11, $21
   and $(95), respectively)..........................   6,589    6,920   7,308
                                                      -------  ------- -------
    Total expenses...................................  30,071   30,280  29,648
                                                      -------  ------- -------
 Income from continuing operations before provision
   for income taxes..................................   1,687    2,198   1,305
 Provision for income taxes..........................     525      797     435
                                                      -------  ------- -------
 Income from continuing operations...................   1,162    1,401     870
 Income from discontinued operations, net of income
   taxes.............................................     450       86      79
                                                      -------  ------- -------
 Net income.......................................... $ 1,612  $ 1,487 $   949
                                                      =======  ======= =======
 Net income after April 7, 2000 (date of
   demutualization) (Note 1).........................                  $ 1,169
                                                                       =======

         See Accompanying Notes to Consolidated Financial Statements.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

             For the Years Ended December 31, 2002, 2001 and 2000
                             (Dollars in millions)

                                                                                 Accumulated Other Comprehensive
                                                                                          Income (Loss)
                                                                              ------------------------------------
                                                                                   Net         Foreign    Minimum
                                                         Additional             Unrealized    Currency    Pension
                                                  Common  Paid-in   Retained    Investment   Translation Liability
                                                  Stock   Capital   Earnings  (Losses) Gains Adjustment  Adjustment  Total
                                                  ------ ---------- --------  -------------- ----------- ---------- -------
Balance at December 31, 1999.....................  $--    $    --   $ 14,100      $ (297)       $ (94)      $(19)   $13,690
Policy credits and cash payments to eligible
 policyholders...................................                     (2,958)                                        (2,958)
Common stock issued in demutualization...........    5     10,917    (10,922)                                            --
Capital contribution from the Holding
 Company.........................................           3,632                                                     3,632
Dividends on common stock........................                       (762)                                          (762)
Comprehensive income:
  Net loss before date of demutualization........                       (220)                                          (220)
  Net income after date of demutualization.......                      1,169                                          1,169
  Other comprehensive income:
   Unrealized investment gains, net of related
    offsets, reclassification adjustments and
    income taxes.................................                                  1,480                              1,480
   Foreign currency translation adjustments......                                                  (6)                   (6)
   Minimum pension liability adjustment..........                                                             (9)        (9)
                                                                                                                    -------
   Other comprehensive income....................                                                                     1,465
                                                                                                                    -------
  Comprehensive income...........................                                                                     2,414
                                                   ---    -------   --------      ------        -----       ----    -------
Balance at December 31, 2000.....................    5     14,549        407       1,183         (100)       (28)    16,016
Sale of subsidiary to the Holding Company........              96                                                        96
Issuance of warrants--by subsidiary..............              40                                                        40
Dividends on common stock........................          (1,860)    (1,894)                                        (3,754)
Comprehensive income:
  Net income.....................................                      1,487                                          1,487
  Other comprehensive income:
   Cumulative effect of change in accounting
    for derivatives, net of income taxes and
    reclassification adjustment..................                                     22                                 22
   Unrealized gains on derivative instruments,
    net of income taxes..........................                                     24                                 24
   Unrealized investment gains, net of related
    offsets, reclassification adjustments and
    income taxes.................................                                    570                                570
   Foreign currency translation adjustments......                                                 (39)                  (39)
   Minimum pension liability adjustment..........                                                            (18)       (18)
                                                                                                                    -------
   Other comprehensive income....................                                                                       559
                                                                                                                    -------
  Comprehensive income...........................                                                                     2,046
                                                   ---    -------   --------      ------        -----       ----    -------
Balance at December 31, 2001.....................    5     12,825         --       1,799         (139)       (46)    14,444
Sale of subsidiaries to the Holding Company......             149                                                       149
Capital contribution from the Holding
 Company.........................................             500                                                       500
Dividends on common stock........................                       (904)                                          (904)
Comprehensive income:
  Net income.....................................                      1,612                                          1,612
  Other comprehensive income:
   Unrealized losses on derivative instruments,
    net of income taxes..........................                                    (58)                               (58)
   Unrealized investment gains, net of related
    offsets, reclassification adjustments and
    income taxes.................................                                    250                                250
   Foreign currency translation adjustments......                                                  72                    72
                                                                                                                    -------
   Other comprehensive income....................                                                                       264
                                                                                                                    -------
  Comprehensive income...........................                                                                     1,876
                                                   ---    -------   --------      ------        -----       ----    -------
Balance at December 31, 2002.....................  $ 5    $13,474   $    708      $1,991        $ (67)      $(46)   $16,065
                                                   ===    =======   ========      ======        =====       ====    =======

          See Accompanying Notes to Consolidated Financial Statements

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

             For the Years Ended December 31, 2002, 2001 and 2000
                             (Dollars in millions)

                                                                          2002      2001      2000
                                                                        --------  --------  --------
Cash flows from operating activities
Net income............................................................. $  1,612  $  1,487  $    949
Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization expenses..............................      383       318       363
   Amortization of premiums and accretion of discounts associated with
     investments, net..................................................     (456)     (358)     (451)
   Losses (gains) from sales of investments and businesses, net........      870      (894)      472
   Interest credited to other policyholder account balances............    2,711     3,035     2,935
   Universal life and investment-type product policy fees..............   (1,918)   (1,874)   (1,820)
   Change in premiums and other receivables............................   (2,200)     (612)      331
   Change in deferred policy acquisition costs, net....................     (766)     (553)     (519)
   Change in insurance-related liabilities.............................    4,550     3,522     2,618
   Change in income taxes payable......................................      684       871       246
   Change in other liabilities.........................................       32      (226)     (997)
   Other, net..........................................................     (698)     (920)     (919)
                                                                        --------  --------  --------
Net cash provided by operating activities..............................    4,804     3,796     3,208
                                                                        --------  --------  --------
Cash flows from investing activities
Sales, maturities and repayments of:
   Fixed maturities....................................................   61,473    51,438    56,971
   Equity securities...................................................    2,676     2,073       748
   Mortgage loans on real estate.......................................    2,632     1,936     2,185
   Real estate and real estate joint ventures..........................      179     1,131       606
   Other limited partnership interests.................................      340       396       422
Purchases of:
   Fixed maturities....................................................  (79,527)  (51,417)  (64,918)
   Equity securities...................................................   (1,217)   (3,045)     (863)
   Mortgage loans on real estate.......................................   (3,188)   (3,412)   (2,787)
   Real estate and real estate joint ventures..........................      (28)     (665)     (407)
   Other limited partnership interests.................................     (447)     (424)     (660)
Net change in short-term investments...................................     (308)     (303)    2,382
Purchase of businesses, net of cash received...........................       --        --      (416)
Proceeds from sales of businesses......................................      749       831       877
Net change in payable under securities loaned transactions.............    3,659       361     5,840
Other, net.............................................................     (814)     (534)     (821)
                                                                        --------  --------  --------
Net cash used in investing activities.................................. $(13,821) $ (1,634) $   (841)
                                                                        --------  --------  --------

         See Accompanying Notes to Consolidated Financial Statements.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

             For the Years Ended December 31, 2002, 2001 and 2000
                             (Dollars in millions)

                                                                         2002      2001      2000
                                                                       --------  --------  --------
Cash flows from financing activities
Policyholder account balances:
   Deposits........................................................... $ 27,681  $ 29,171  $ 28,452
   Withdrawals........................................................  (22,118)  (25,593)  (28,504)
Net change in short-term debt.........................................      567      (740)   (3,095)
Long-term debt issued.................................................      537       353     1,214
Long-term debt repaid.................................................     (221)   (1,379)     (124)
Capital contribution from the Holding Company.........................      649        96     3,632
Net proceeds from issuance of company-obligated mandatorily redeemable
  securities of subsidiary trust......................................       --       197        --
Cash payments to eligible policyholders...............................       --        --    (2,550)
Dividends on common stock.............................................     (904)   (3,754)     (762)
                                                                       --------  --------  --------
Net cash provided by (used in) financing activities...................    6,191    (1,649)   (1,737)
                                                                       --------  --------  --------
Change in cash and cash equivalents...................................   (2,826)      513       630
Cash and cash equivalents, beginning of year..........................    3,932     3,419     2,789
                                                                       --------  --------  --------
Cash and cash equivalents, end of year................................ $  1,106  $  3,932  $  3,419
                                                                       ========  ========  ========
Supplemental disclosures of cash flow information:
   Cash paid (refunded) during the year for:
       Interest....................................................... $    267  $    336  $    448
                                                                       ========  ========  ========
       Income taxes................................................... $     96  $   (335) $    256
                                                                       ========  ========  ========
   Non-cash transactions during the year:
       Policy credits to eligible policyholders....................... $     --  $     --  $    408
                                                                       ========  ========  ========
       Business acquisitions--assets.................................. $     --  $     --  $ 22,936
                                                                       ========  ========  ========
       Business acquisitions--liabilities............................. $     --  $     --  $ 22,437
                                                                       ========  ========  ========
       Business dispositions--assets.................................. $ 17,276  $  6,162  $  1,184
                                                                       ========  ========  ========
       Business dispositions--liabilities............................. $ 16,547  $  5,263  $  1,014
                                                                       ========  ========  ========
       Real estate acquired in satisfaction of debt................... $     30  $     30  $     24
                                                                       ========  ========  ========
       Mortgage note on sale of real estate........................... $     --  $  1,530  $     --
                                                                       ========  ========  ========
       Purchase money mortgage on real estate sale.................... $    954  $     --  $     49
                                                                       ========  ========  ========

         See Accompanying Notes to Consolidated Financial Statements.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  Summary of Accounting Policies

  Business

   Metropolitan Life Insurance Company ("Metropolitan Life") and its subsidiaries (the "Company") is a leading provider of insurance and other financial services to a broad section of individual and institutional customers. The Company offers life insurance, annuities, automobile and property insurance and mutual funds to individuals and group insurance, reinsurance, as well as retirement and savings products and services to corporations and other institutions. Metropolitan Life is a wholly-owned subsidiary of MetLife, Inc. ("MetLife" or the "Holding Company").

  Basis of Presentation

   The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The New York Insurance Department (the "Department") recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company for determining solvency under the New York Insurance Law. No consideration is given by the Department to financial statements prepared in conformity with GAAP in making such determination.

   The accompanying consolidated financial statements include the accounts of Metropolitan Life and its subsidiaries, partnerships and joint ventures in which the Company has a majority voting interest. Closed block assets, liabilities, revenues and expenses are combined on a line by line basis with the assets, liabilities, revenues and expenses outside the closed block based on the nature of the particular item. See Note 7. Intercompany accounts and transactions have been eliminated.

   Metropolitan Insurance and Annuity Company ("MIAC"), which was sold to MetLife in 2001, and Cova Corporation, MetLife Investors Group, Inc., MetLife International Holdings, Inc., Walnut Street Securities, Inc., Seguros Genesis S.A., MetLife Pensiones S.A. and Metropolitan Life Seguros de Vida S.A., which were sold to MetLife in 2002, are included in the accompanying Financial Statements until the date of sale. See Note 12.

   The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has more than a minor interest, has influence over the partnership's operating and financial policies and does not have a controlling interest. The Company uses the cost method for minor interest investments and when it has virtually no influence over the partnership's operating and financial policies.

   Minority interest related to consolidated entities included in other liabilities was $481 million and $442 million at December 31, 2002 and 2001, respectively.

   Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the 2002 presentation.

  Summary of Critical Accounting Estimates

   The preparation of financial statements in conformity with GAAP requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The critical accounting policies, estimates and related judgments underlying the Company's consolidated financial statements are summarized below. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Investments

   The Company's principal investments are in fixed maturities, mortgage loans and real estate, all of which are exposed to three primary sources of investment risk: credit, interest rate and market valuation. The financial statement risks are those associated with the recognition of impairments and income, as well as the determination of fair values. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to:
(i) the length of time and the extent to which the market value has been below amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; and (vi) other subjective factors, including concentrations and information obtained from regulators and rating agencies. In addition, the earnings on certain investments are dependent upon market conditions, which could result in prepayments and changes in amounts to be earned due to changing interest rates or equity markets. The determination of fair values in the absence of quoted market values is based on valuation methodologies, securities the Company deems to be comparable and assumptions deemed appropriate given the circumstances. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

   Derivatives

   The Company enters into freestanding derivative transactions primarily to manage the risk associated with variability in cash flows related to the Company's financial assets and liabilities or to changing fair values. The Company also purchases investment securities and issues certain insurance and reinsurance policies with embedded derivatives. The associated financial statement risk is the volatility in net income, which can result from (i) changes in fair value of derivatives not qualifying as accounting hedges, and
(ii) ineffectiveness of designated hedges in an environment of changing interest rates or fair values. In addition, accounting for derivatives is complex, as evidenced by significant authoritative interpretations of the primary accounting standards which continue to evolve, as well as the significant judgments and estimates involved in determining fair value in the absence of quoted market values. These estimates are based on valuation methodologies and assumptions deemed appropriate in the circumstances. Such assumptions include estimated market volatility and interest rates used in the determination of fair value where quoted market values are not available. The use of different assumptions may have a material effect on the estimated fair value amounts.

   Deferred Policy Acquisition Costs

   The Company incurs significant costs in connection with acquiring new insurance business. These costs, which vary with, and are primarily related to, the production of new business, are deferred. The recovery of such costs is dependent on the future profitability of the related business. The amount of future profit is dependent principally upon investment returns, mortality, morbidity, persistency, expenses to administer the business creditworthiness of reinsurance counterparties and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns are most likely to impact the rate of amortization of such costs. The aforementioned factors enter into management's estimates of gross margins and profits, which generally are used to amortize such costs. Revisions to estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in the impairment of the asset and a charge to income if estimated future gross margins and profits are less than amounts deferred. In addition, the Company

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES utilizes the reversion to the mean assumption, a standard industry practice, in its determination of the amortization of deferred policy acquisition costs. This practice assumes that the expectation for long-term appreciation in equity markets is not changed by minor short-term market fluctuations, but that it does change when large interim deviations have occurred.

   Future Policy Benefits

   The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, annuities and disability insurance. Generally, amounts are payable over an extended period of time and the profitability of the products is dependent on the pricing of the products. Principal assumptions used in pricing policies and in the establishment of liabilities for future policy benefits are mortality, morbidity, expenses, persistency, investment returns and inflation.

   The Company also establishes liabilities for unpaid claims and claims expenses for property and casualty insurance. Pricing of this insurance takes into account the expected frequency and severity of losses, the costs of providing coverage, competitive factors, characteristics of the insured and the property covered, and profit considerations. Liabilities for property and casualty insurance are dependent on estimates of amounts payable for claims reported but not settled and claims incurred but not reported. These estimates are influenced by historical experience and actuarial assumptions of current developments, anticipated trends and risk management strategies.

   Differences between the actual experience and assumptions used in pricing these policies and in the establishment of liabilities result in variances in profit and could result in losses.

   Reinsurance

   The Company enters into reinsurance transactions as both a provider and a purchaser of reinsurance. Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish policy benefits and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed above. Additionally, for each of its reinsurance contracts, the Company must determine if the contract provides indemnification against loss or liability relating to insurance risk, in accordance with applicable accounting standards. The Company must review all contractual features, particularly those that may limit the amount of insurance risk to which the Company is subject or features that delay the timely reimbursement of claims. If the Company determines that a contract does not expose it to a reasonable possibility of a significant loss from insurance risk, the Company records the contract using the deposit method of accounting.

   Litigation

   The Company is a party to a number of legal actions. Given the inherent unpredictability of litigation, it is difficult to estimate the impact of litigation on the Company's consolidated financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities related to certain lawsuits, including the Company's asbestos-related liability, are especially difficult to estimate due to the limitation of available data and uncertainty regarding numerous variables used to determine amounts recorded. The data and variables that impact the assumption used to estimate the Company's asbestos-related liability include the number of future claims, the cost to resolve claims, the disease mix and severity of disease, the jurisdiction of claims filed, tort reform efforts and the impact of any possible future adverse verdicts and their amounts. It is possible that an adverse outcome in certain of the Company's litigation,

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES including asbestos-related cases, or the use of different assumptions in the determination of amounts recorded could have a material effect upon the Company's consolidated net income or cash flows in particular quarterly or annual periods.

   Employee Benefit Plans

   The Company sponsors pension and other retirement plans in various forms covering employees who meet specified eligibility requirements. The reported expense and liability associated with these plans requires an extensive use of assumptions which include the discount rate, expected return on plan assets and rate of future compensation increases as determined by the Company. Management determines these assumptions based upon currently available market and industry data, historical performance of the plan and its assets, and consultation with an independent consulting actuarial firm to aid it in selecting appropriate assumptions and valuing its related liabilities. The actuarial assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of the participants. These differences may have a significant effect on the Company's consolidated financial statements and liquidity.

  Significant Accounting Policies

   Investments

   The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value. Unrealized investment gains and losses on securities are recorded as a separate component of other comprehensive income or loss, net of policyholder related amounts and deferred income taxes. The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other than temporary. These adjustments are recorded as investment losses. Investment gains and losses on sales of securities are determined on a specific identification basis. All security transactions are recorded on a trade date basis.

   Mortgage loans on real estate are stated at amortized cost, net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Valuation allowances are included in net investment gains and losses and are based upon the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value if the loan is collateral dependent. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or where the collection of interest is not considered probable. Cash receipts on impaired loans are recorded as a reduction of the recorded asset.

   Real estate held-for-investment including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 40 years). Real estate held-for-sale is stated at the lower of depreciated cost or fair value less expected disposition costs. Real estate is not depreciated while it is classified as held-for-sale. Cost of real estate held-for-investment is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Impaired real estate is written down to estimated fair value with the impairment loss being included in net investment gains and losses. Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired upon

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES foreclosure of commercial and agricultural mortgage loans is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

   Policy loans are stated at unpaid principal balances.

   Short-term investments are stated at amortized cost, which approximates fair value.

   Other invested assets consist principally of leveraged leases and funds withheld at interest. The leveraged leases are recorded net of non-recourse debt. The Company participates in lease transactions which are diversified by geographic area. The Company regularly reviews residual values and writes down residuals to expected values as needed. Funds withheld represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. For agreements written on a modified coinsurance basis and certain agreements written on a coinsurance basis, assets supporting the reinsured policies and equal to the net statutory reserves are withheld and continue to be legally owned by the ceding companies. The Company recognizes interest on funds withheld in accordance with the treaty terms as investment income is earned on the assets supporting the reinsured policies.

   Structured Investment Transactions and Variable Interest Entities

   The Company participates in structured investment transactions, primarily asset securitizations and structured notes. These transactions enhance the Company's total return of the investment portfolio principally by generating management fee income on asset securitizations and by providing equity-based returns on debt securities through structured notes and similar type instruments.

   The Company sponsors financial asset securitizations of high yield debt securities, investment grade bonds and structured finance securities and also is the collateral manager and a beneficial interest holder in such transactions. As the collateral manager, the Company earns management fees on the outstanding securitized asset balance, which are recorded in income as earned. When the Company transfers assets to a bankruptcy-remote special purpose entity ("SPE") and surrenders control over the transferred assets, the transaction is accounted for as a sale. Gains or losses on securitizations are determined with reference to the carrying amount of the financial assets transferred, which is allocated to the assets sold and the beneficial interests retained based on relative fair values at the date of transfer. Beneficial interests in securitizations are carried at fair value in fixed maturities. Income on the beneficial interests is recognized using the prospective method in accordance with Emerging Issues Task Force ("EITF") Issue No. 99-20, Recognition of Interest Income and Impairment on Certain Investments ("EITF 99-20"). The SPEs used to securitize assets are not consolidated by the Company because unrelated third parties hold controlling interests through ownership of equity in the SPEs, representing at least three percent of the value of the total assets of the SPE throughout the life of the SPE, and such equity class has the substantive risks and rewards of the residual interest of the SPE.

   The Company purchases or receives beneficial interests in SPEs, which generally acquire financial assets, including corporate equities, debt securities and purchased options. The Company has not guaranteed the performance, liquidity or obligations of the SPEs and the Company's exposure to loss is limited to its carrying value of the beneficial interests in the SPEs. The Company uses the beneficial interests as part of its risk management strategy, including asset-liability management. These SPEs are not consolidated by the Company because unrelated third parties hold controlling interests through ownership of equity in the SPEs, representing at least three percent of the value of the total assets of the SPE throughout the life of the SPE, and such equity class has the substantive risks and rewards of the residual interest of the SPE. The beneficial interests in SPEs where the Company exercises significant influence over the operating and financial policies of the SPE are accounted for in accordance with the equity method of accounting. Impairments of these beneficial interests are included in

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES net investment gains and losses. The beneficial interests in SPEs where the Company does not exercise significant influence are accounted for based on the substance of the beneficial interest's rights and obligations. Beneficial interests are accounted for and are included in fixed maturities. These beneficial interests are generally structured notes, as defined by EITF Issue No. 96-12, Recognition of Interest Income and Balance Sheet Classification of Structured Notes, and their income is recognized using the retrospective interest method or the level yield method, as appropriate.

   Effective in 2003, Financial Accounting Standards Board ("FASB") Interpretation No. 46, Consolidation of Variable Interest Entities, and Interpretation of APB No. 51 ("FIN 46") will establish new accounting guidance relating to the consolidation of variable interest entities ("VIEs"). Certain of the asset-backed securitizations and structured investment transactions discussed above meet the definition of a VIE under FIN 46. In addition, certain investments in real estate joint ventures and other limited partnership interests also meet the VIE definition. The Company will be required to consolidate any VIE for which it is determined that the Company is the primary beneficiary. The Company is still in the process of evaluating its investments with regard to the implementation of FIN 46.

   The following table presents the total assets and the maximum exposure to loss relating to the VIEs that the Company believes it is reasonably possible it will need to consolidate in accordance with the provisions of FIN 46 at:

                                                                        December 31, 2002
                                                                        ------------------
                                                                                   Maximum
                                                                        Total    Exposure to
                                                                        Assets      Loss
                                                                        ------   -----------
                                                                        (Dollars in millions)
Financial asset-backed securitizations and collateralized debt and bond
  obligations.......................................................... $1,719      $  9(1)
Other structured investment transactions...............................     89        38(2)
Real estate joint ventures.............................................    443       196(3)
Other limited partnership interests....................................    864       167(3)
                                                                         ------     ----
   Total............................................................... $3,115      $410
                                                                         ======     ====

--------
(1) The maximum exposure to loss is based on the carrying value of retained interests.
(2) The maximum exposure to loss is based on the carrying value of beneficial interests.
(3) The maximum exposure to loss is based on the carrying value plus unfunded commitments reduced by amounts guaranteed by other partners.

   Derivative Instruments

   The Company uses derivative instruments to manage risk through one of four principal risk management strategies: (i) the hedging of liabilities, (ii) invested assets, (iii) portfolios of assets or liabilities and (iv) firm commitments and forecasted transactions. Additionally, the Company enters into income generation and replication derivative transactions as permitted by its derivatives use plan that was approved by the New York Insurance Department (the "Department"). The Company's derivative hedging strategy employs a variety of instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, foreign currency forwards contracts, and options, including caps and floors.

   On the date the Company enters into a derivative contract, management designates the derivative as a hedge of the identified exposure (fair value, cash flow or foreign currency). If a derivative does not qualify as a hedge,

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES according to Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended ("SFAS 133"), the derivative is recorded at fair value and changes in its fair value are generally reported in net investment gains or losses.

   The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy. The Company generally determines hedge effectiveness based on total changes in fair value of a derivative instrument. The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item, (ii) the derivative expires or is sold, terminated, or exercised, (iii) the derivative is de-designated as a hedge instrument, (iv) it is probable that the forecasted transaction will not occur,
(v) a hedged firm commitment no longer meets the definition of a firm commitment, or (vi) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

   The Company designates and accounts for the following as cash flow hedges, when they have met the effectiveness requirements of SFAS 133: (i) various types of interest rate swaps to convert floating rate investments to fixed rate investments, (ii) receive U.S. dollar fixed on foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments, (iii) foreign currency forwards to hedge the exposure of future payments or receipts in foreign currencies, and (iv) other instruments to hedge the cash flows of various other forecasted transactions. For all qualifying and highly effective cash flow hedges, the effective portion of changes in fair value of the derivative instrument is reported in other comprehensive income or loss. The ineffective portion of changes in fair value of the derivative instrument is reported in net investment gains or losses. Hedged forecasted transactions, other than the receipt or payment of variable interest payments, are not expected to occur more than 12 months after hedge inception.

   The Company designates and accounts for the following as fair value hedges when they have met the effectiveness requirements of SFAS 133: (i) various types of interest rate swaps to convert fixed rate investments to floating rate investments, (ii) receive U.S. dollar floating on foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments, and (iii) other instruments to hedge various other fair value exposures of investments. For all qualifying and highly effective fair value hedges, the changes in fair value of the derivative instrument are reported as net investment gains or losses. In addition, changes in fair value attributable to the hedged portion of the underlying instrument are reported in net investment gains and losses.

   When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the derivative continues to be carried on the consolidated balance sheet at its fair value, but the hedged asset or liability will no longer be adjusted for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheet at its fair value, and any asset or liability that was recorded pursuant to recognition of the firm commitment is removed from the consolidated balance sheet and recognized as a net investment gain or loss in the current period. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative continues to be carried on the consolidated balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income or loss are recognized immediately in net investment gains or losses. When the hedged forecasted

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES transaction is no longer probable, but is reasonably possible, the accumulated gain or loss remains in other comprehensive income or loss and is recognized when the transaction affects net income or loss; however, prospective hedge accounting for the transaction is terminated. In all other situations in which hedge accounting is discontinued, the derivative is carried at its fair value on the consolidated balance sheet, with changes in its fair value generally recognized in the current period as net investment gains or losses.

   The Company may enter into contracts that are not themselves derivative instruments but contain embedded derivatives. For each contract, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to those of the host contract and determines whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument.

   If it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and accounted for as a stand-alone derivative. Such embedded derivatives are recorded on the consolidated balance sheet at fair value and changes in their fair value are recorded currently in net investment gains or losses. If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the consolidated balance sheet at fair value, with changes in fair value recognized in the current period as net investment gains or losses.

   The Company also uses derivatives to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These securities, called replication synthetic asset transactions ("RSATs"), are a combination of a derivative and a cash security to synthetically create a third replicated security. These derivatives are not designated as hedges. As of December 31, 2002 and 2001, 19 and 15, respectively, of such RSATs, with notional amounts totaling $285 million and $205 million, respectively, have been created through the combination of a credit default swap and a U.S. Treasury security. The Company records the premiums received on the credit default swaps in investment income over the life of the contract and changes in fair value are recorded in net investment gains and losses.

   The Company enters into written covered calls and net written covered collars to generate additional investment income on the underlying assets it holds. These derivatives are not designated as hedges. The Company records the premiums received as net investment income over the life of the contract and changes in fair value of such options and collars as net investment gains and losses.

   Cash and Cash Equivalents

   The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.

   Property, Equipment, Leasehold Improvements and Computer Software

   Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets. The estimated life for a company occupied real estate property is 40 years. Estimated lives range from five to ten years for leasehold improvements and three to five years for all other property and equipment. Accumulated depreciation and amortization of property, equipment and leasehold improvements was $368 million and $546 million at December 31, 2002 and 2001, respectively. Related depreciation and amortization expense was $81 million, $96 million and $90 million for the years ended December 31, 2002, 2001 and 2000, respectively.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a three-year period using the straight-line method. Accumulated amortization of capitalized software was $297 million and $165 million at December 31, 2002 and 2001, respectively. Related amortization expense was $153 million, $106 million and $45 million for the years ended December 31, 2002, 2001 and 2000, respectively.

  Deferred Policy Acquisition Costs

   The costs of acquiring new insurance business that vary with, and are primarily related to, the production of new business are deferred. Such costs, which consist principally of commissions, agency and policy issue expenses, are amortized with interest over the expected life of the contract for participating traditional life, universal life and investment-type products. Generally, deferred policy acquisition costs are amortized in proportion to the present value of estimated gross margins or profits from investment, mortality, expense margins and surrender charges. Interest rates are based on rates in effect at the inception or acquisition of the contracts.

   Actual gross margins or profits can vary from management's estimates resulting in increases or decreases in the rate of amortization. Management utilizes the reversion to the mean assumption, a standard industry practice, in its determination of the amortization of deferred policy acquisition costs. This practice assumes that the expectation for long-term appreciation is not changed by minor short-term market fluctuations, but that it does change when large interim deviations have occurred. Management periodically updates these estimates and evaluates the recoverability of deferred policy acquisition costs. When appropriate, management revises its assumptions of the estimated gross margins or profits of these contracts, and the cumulative amortization is re-estimated and adjusted by a cumulative charge or credit to current operations.

   Deferred policy acquisition costs for non-participating traditional life, non-medical health and annuity policies with life contingencies are amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are made at the date of policy issuance or acquisition and are consistently applied during the lives of the contracts. Deviations from estimated experience are included in operations when they occur. For these contracts, the amortization period is typically the estimated life of the policy.

   Policy acquisition costs related to internally replaced contracts are expensed at the date of replacement.

   Deferred policy acquisition costs for property and casualty insurance contracts, which are primarily comprised of commissions and certain underwriting expenses, are deferred and amortized on a pro rata basis over the applicable contract term or reinsurance treaty.

   Value of business acquired ("VOBA"), included as part of deferred policy acquisition costs, represents the present value of future profits generated from existing insurance contracts in force at the date of acquisition and is amortized over the expected policy or contract duration in relation to the present value of estimated gross profits from such policies and contracts.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Information regarding VOBA and deferred policy acquisition costs for the year ended December 31, 2002 is as follows:

                                                    Deferred
                                          Value of   Policy
                                          Business Acquisition
                                          Acquired    Costs     Total
                                          -------- ----------- -------
                                              (Dollars in millions)
        Balance at January 1, 2002.......  $1,502    $ 8,969   $10,471
        Capitalizations..................      --      2,227     2,227
                                           ------    -------   -------
               Total.....................   1,502     11,196    12,698
                                           ------    -------   -------
        Amortization allocated to:
           Net investment gains (losses).      16         (5)       11
           Unrealized investment gains...      31        173       204
           Other expenses................     121      1,380     1,501
                                           ------    -------   -------
               Total amortization........     168      1,548     1,716
                                           ------    -------   -------
        Dispositions and other...........    (463)      (853)   (1,316)
                                           ------    -------   -------
        Balance at December 31, 2002.....  $  871    $ 8,795   $ 9,666
                                           ======    =======   =======

   Information regarding VOBA and deferred policy acquisition costs for the year ended December 31, 2001 is as follows:

                                                    Deferred
                                          Value of   Policy
                                          Business Acquisition
                                          Acquired    Costs     Total
                                          -------- ----------- -------
                                              (Dollars in millions)
        Balance at January 1, 2001.......  $1,674    $ 8,823   $10,497
        Capitalizations..................      --      2,018     2,018
                                           ------    -------   -------
               Total.....................   1,674     10,841    12,515
                                           ------    -------   -------
        Amortization allocated to:
           Net investment (losses) gains.     (15)        36        21
           Unrealized investment gains...      16        112       128
           Other expenses................     178      1,256     1,434
                                           ------    -------   -------
               Total amortization........     179      1,404     1,583
                                           ------    -------   -------
        Dispositions and other...........       7       (468)     (461)
                                           ------    -------   -------
        Balance at December 31, 2001.....  $1,502    $ 8,969   $10,471
                                           ======    =======   =======

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Information regarding VOBA and deferred policy acquisition costs for the year ended December 31, 2000 is as follows:

                                                        Deferred
                                              Value of   Policy
                                              Business Acquisition
                                              Acquired    Costs     Total
                                              -------- ----------- -------
                                                  (Dollars in millions)
     Balance at January 1, 2000..............  $  632    $ 8,438   $ 9,070
     Capitalizations.........................      --      1,805     1,805
     Acquisitions............................   1,480        201     1,681
                                               ------    -------   -------
            Total............................   2,112     10,444    12,556
                                               ------    -------   -------
     Amortization allocated to:
        Net investment gains (losses)........      28       (123)      (95)
        Unrealized investment gains..........      93        503       596
        Other expenses.......................     310      1,162     1,472
                                               ------    -------   -------
            Total amortization...............     431      1,542     1,973
                                               ------    -------   -------
     Dispositions and other..................      (7)       (79)      (86)
                                               ------    -------   -------
     Balance at December 31, 2000............  $1,674    $ 8,823   $10,497
                                               ======    =======   =======

   The estimated future amortization expense allocated to other expenses for VOBA is $83 million in 2003, $78 million in 2004, $73 million in 2005, $70 million in 2006 and $64 million in 2007.

   Amortization of VOBA and deferred policy acquisition costs is allocated to
(i) investment gains and losses to provide consolidated statement of income information regarding the impact of such gains and losses on the amount of the amortization, (ii) unrealized investment gains and losses to provide information regarding the amount of deferred policy acquisition costs that would have been amortized if such gains and losses had been recognized, and
(iii) other expenses to provide amounts related to the gross margins or profits originating from transactions other than investment gains and losses.

   Investment gains and losses related to certain products have a direct impact on the amortization of VOBA and deferred policy acquisition costs. Presenting investment gains and losses net of related amortization of VOBA and deferred policy acquisition costs provides information useful in evaluating the operating performance of the Company. This presentation may not be comparable to presentations made by other insurers.

   Goodwill

   The excess of cost over the fair value of net assets acquired ("goodwill") is included in other assets. On January 1, 2002, the Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, ("SFAS 142"). In accordance with SFAS 142, goodwill is not amortized but is tested for impairment at least annually to determine if a write down of the cost of the asset is required. Impairments are recognized in operating results when the carrying amount of goodwill exceeds its implied fair value. Prior to the adoption of SFAS 142, goodwill was amortized on a straight-line basis over a period ranging from ten to 30 years and impairments were recognized in operating results when permanent diminution in value was deemed to have occurred.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Changes in goodwill were as follows:

                                            Years ended December 31,
                                            -----------------------
                                             2002    2001     2000
                                             -----   ----    -----
                                            (Dollars in millions)
                 Net balance at January 1.. $ 575    $703    $ 611
                 Acquisitions..............     7      20      286
                 Amortization..............    --     (47)     (50)
                 Impairment losses.........    (2)    (61)      --
                 Dispositions and other....  (175)    (40)    (144)
                                             -----    ----   -----
                 Net balance at December 31 $ 405    $575    $ 703
                                             =====    ====   =====

   Accumulated amortization from goodwill was as follows at:

                                                December 31,
                                                ------------------
                                                2002         2001
                                                ----         ----
                                                (Dollars in millions)
                       Accumulated amortization $71          $100
                                                ===            ====

   Future Policy Benefits and Policyholder Account Balances

   Future policy benefit liabilities for participating traditional life insurance policies are equal to the aggregate of (i) net level premium reserves for death and endowment policy benefits (calculated based upon the nonforfeiture interest rate, ranging from 3% to 8%, and mortality rates guaranteed in calculating the cash surrender values described in such contracts), (ii) the liability for terminal dividends, and (iii) premium deficiency reserves, which are established when the liabilities for future policy benefits plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses after deferred policy acquisition costs are written off.

   Future policy benefit liabilities for traditional annuities are equal to accumulated contractholder fund balances during the accumulation period and the present value of expected future payments after annuitization. Interest rates used in establishing such liabilities range from 3% to 9%. Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Interest rates used in establishing such liabilities range from 3% to 7%. Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rates used in establishing such liabilities range from 3% to 8%.

   Policyholder account balances for universal life and investment-type contracts are equal to the policy account values, which consist of an accumulation of gross premium payments plus credited interest, ranging from 1% to 13%, less expenses, mortality charges, and withdrawals.

   The liability for unpaid claims and claim expenses for property and casualty insurance represents the amount estimated for claims that have been reported but not settled and claims incurred but not reported. Liabilities for unpaid claims are estimated based upon the Company's historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs,

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES reduced for anticipated salvage and subrogation. Revisions of these estimates are included in operations in the year such refinements are made.

   Recognition of Insurance Revenue and Related Benefits

   Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due. Benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

   Premiums related to non-medical health contracts are recognized on a pro rata basis over the applicable contract term.

   Deposits related to universal life and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges and are recognized in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

   Premiums related to property and casualty contracts are recognized as revenue on a pro rata basis over the applicable contract term. Unearned premiums are included in other liabilities.

   Other Revenues

   Other revenues include asset management and advisory fees, broker/dealer commissions and fees, and administrative service fees. Such fees and commissions are recognized in the period in which services are performed. Other revenues also include changes in account value relating to corporate-owned life insurance ("COLI"). Under certain COLI contracts, if the Company reports certain unlikely adverse results in its consolidated financial statements, withdrawals would not be immediately available and would be subject to market value adjustment, which could result in a reduction of the account value.

   Policyholder Dividends

   Policyholder dividends are approved annually by the insurance subsidiaries' boards of directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as management's judgment as to the appropriate level of statutory surplus to be retained by the insurance subsidiaries.

   Participating Business

   Participating business represented approximately 16% and 18% of the Company's life insurance in-force, and 90% and 82% of the number of life insurance policies in-force, at December 31, 2002 and 2001, respectively. Participating policies represented approximately 43% and 46%, 44% and 46%, and 47% and 50% of gross and net life insurance premiums for the years ended December 31, 2002, 2001 and 2000, respectively. The percentages indicated are calculated excluding the business of the Reinsurance segment.

   Income Taxes

   Metropolitan Life, the Holding Company and its includable life insurance and non-life insurance subsidiaries file a consolidated U.S. federal income tax return in accordance with the provisions of the Internal

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Revenue Code of 1986, as amended (the "Code"). Non-includable subsidiaries file either separate tax returns or separate consolidated tax returns. Under the Code, the amount of federal income tax expense incurred by mutual life insurance companies includes an equity tax calculated based upon a prescribed formula that incorporates a differential earnings rate between stock and mutual life insurance companies. Metropolitan Life has not been subject to the equity tax since the date of demutualization. The future tax consequences of temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet dates and are recorded as deferred income tax assets and liabilities.

   Reinsurance

   The Company has reinsured certain of its life insurance and property and casualty insurance contracts with other insurance companies under various agreements. Amounts due from reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Policy and contract liabilities are reported gross of reinsurance credits. Deferred policy acquisition costs are reduced by amounts recovered under reinsurance contracts. Amounts received from reinsurers for policy administration are reported in other revenues.

   The Company assumes and retrocedes financial reinsurance contracts, which represent low mortality risk reinsurance treaties. These contracts are reported as deposits and are included in other assets. The amount of revenue reported on these contracts represents fees and the cost of insurance under the terms of the reinsurance agreement.

   Separate Accounts

   Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Investments (stated at estimated fair value) and liabilities of the separate accounts are reported separately as assets and liabilities. Deposits to separate accounts, investment income and recognized and unrealized gains and losses on the investments of the separate accounts accrue directly to contractholders and, accordingly, are not reflected in the Company's consolidated statements of income and cash flows. Mortality, policy administration and surrender charges to all separate accounts are included in revenues.

   Stock Based Compensation

   The Company accounts for the stock-based compensation plans using the accounting method prescribed by Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees ("APB 25") and has included in
Note 17 the pro forma disclosures required by SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123").

   Foreign Currency Translation

   Balance sheet accounts of foreign operations are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The local currencies of foreign operations are the functional currencies unless the local economy is highly inflationary. Translation adjustments are charged or credited directly to other comprehensive income or loss. Gains and losses from foreign currency transactions are reported in earnings.

   Discontinued Operations

   The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale on or after January 1, 2002 are reported in discontinued operations if the operations and cash flows

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

  Demutualization and Initial Public Offering

   On April 7, 2000 (the "date of demutualization"), Metropolitan Life converted from a mutual life insurance company to a stock life insurance company and became a wholly-owned subsidiary of MetLife. The conversion was pursuant to an order by the New York Superintendent of Insurance (the "Superintendent") approving Metropolitan Life's plan of reorganization, as amended (the "plan").

   On the date of demutualization, policyholders' membership interests in Metropolitan Life were extinguished and eligible policyholders received, in exchange for their interests, trust interests representing 494,466,664 shares of common stock of MetLife to be held in a trust, cash payments aggregating $2,550 million and adjustments to their policy values in the form of policy credits aggregating $408 million, as provided in the plan. In addition, Metropolitan Life's Canadian branch made cash payments of $327 million in the second quarter of 2000 to holders of certain policies transferred to Clarica Life Insurance Company in connection with the sale of a substantial portion of Metropolitan Life's Canadian operations in 1998, as a result of a commitment made in connection with obtaining Canadian regulatory approval of that sale.

  Application of Accounting Pronouncements

   In January 2003, the FASB issued FIN 46 which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company is in the process of assessing the impact of FIN 46 on its consolidated financial statements. Certain disclosure provisions of FIN 46 were required for December 31, 2002 financial statements. See "Structured Investment Transactions and Variable Interest Entities."

   As of December 31, 2002, the FASB is deliberating on a proposed statement that would further amend SFAS 133. The proposed statement will address certain SFAS 133 Implementation Issues. The proposed statement is not expected to have a significant impact on the Company's consolidated financial statements.

   In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation --Transition and Disclosure ("SFAS 148"), which provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under APB 25 to the fair value method of accounting of SFAS 123, if a company so elects. Effective January 1, 2003, the Company adopted the fair value method of recording stock options under SFAS
123. In accordance with alternatives available under the transitional guidance of SFAS 148, the Company has elected to apply the fair value method of accounting for stock options prospectively to awards granted subsequent to January 1, 2003. As permitted, options granted prior to January 1, 2003, will continue to be accounted for under APB 25, and the pro forma impact of accounting for these options at fair value will continue to be disclosed in the consolidated financial statements until the last of those options vest in 2005.

   In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 requires entities to establish liabilities for certain types of guarantees, and expands financial statement disclosures

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES for others. Disclosure requirements under FIN 45 are effective for financial statements of annual periods ending after December 15, 2002 and are applicable to all guarantees issued by the guarantor subject to the provisions of FIN 45. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect the initial adoption of FIN 45 to have a significant impact on the Company's consolidated financial statements. The adoption of FIN 45 requires the Company to include disclosures in its consolidated financial statements related to guarantees. See Note 11.

   In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"), which must be adopted for exit and disposal activities initiated after December 31, 2002. SFAS 146 will require that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred rather than at the date of an entity's commitment to an exit plan as required by EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) ("EITF 94-3"). As discussed in Note 13, in the fourth quarter of 2001, the Company recorded a charge of $330 million, net of income taxes of $169 million, associated with business realignment initiatives using the EITF 94-3 accounting guidance.

   In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). In addition to amending or rescinding other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions, SFAS 145 generally precludes companies from recording gains and losses from the extinguishment of debt as an extraordinary item. SFAS 145 also requires sale-leaseback treatment for certain modifications of a capital lease that result in the lease being classified as an operating lease. SFAS 145 is effective for fiscal years beginning after May 15, 2002, and the initial application of this standard did not have a significant impact on the Company's consolidated financial statements.

   Effective January 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 provides a single model for accounting for long-lived assets to be disposed of by superseding SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("SFAS 121"), and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions ("APB 30"). Under SFAS 144, discontinued operations are measured at the lower of carrying value or fair value less costs to sell, rather than on a net realizable value basis. Future operating losses relating to discontinued operations also are no longer recognized before they occur. SFAS 144 (i) broadens the definition of a discontinued operation to include a component of an entity (rather than a segment of a business); (ii) requires long-lived assets to be disposed of other than by sale to be considered held and used until disposed; and (iii) retains the basic provisions of (a) APB 30 regarding the presentation of discontinued operations in the statements of income, (b) SFAS 121 relating to recognition and measurement of impaired long-lived assets (other than goodwill), and (c) SFAS 121 relating to the measurement of long-lived assets classified as held-for-sale. Adoption of SFAS 144 did not have a material impact on the Company's consolidated financial statements other than the presentation as discontinued operations of net investment income and net investment gains related to operations of real estate on which the Company initiated disposition activities subsequent to January 1, 2002 and the classification of such real estate as held-for-sale on the consolidated balance sheets. See Note 20.

   Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 142 eliminates the systematic amortization and establishes criteria for measuring the impairment of goodwill and certain other intangible assets by reporting unit. The Company did not amortize

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES goodwill during 2002. Amortization of goodwill was $47 million and $50 million for the years ended December 31, 2001 and 2000, respectively. Amortization of other intangible assets was not material for the years ended December 31, 2002, 2001 and 2000. The Company has completed the required impairment tests of goodwill and indefinite-lived intangible assets. As a result of these tests, the Company recorded a $5 million charge to earnings relating to the impairment of certain goodwill assets in the third quarter of 2002 as a cumulative effect of a change in accounting. There was no impairment of identified intangible assets or significant reclassifications between goodwill and other intangible assets at January 1, 2002.

   Effective July 1, 2001, the Company adopted SFAS No. 141, Business Combinations ("SFAS 141"). SFAS 141 requires the purchase method of accounting for all business combinations and separate recognition of intangible assets apart from goodwill if such intangible assets meet certain criteria. In accordance with SFAS 141, the elimination of $5 million of negative goodwill was reported in income in the first quarter of 2002 as a cumulative effect of a change in accounting.

   In July 2001, the U.S. Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin ("SAB") No. 102, Selected Loan Loss Allowance and Documentation Issues ("SAB 102"). SAB 102 summarizes certain of the SEC's views on the development, documentation and application of a systematic methodology for determining allowances for loan and lease losses. The application of SAB 102 by the Company did not have a material impact on the Company's consolidated financial statements.

   Effective April 1, 2001, the Company adopted certain additional accounting and reporting requirements of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a Replacement of FASB Statement No. 125, relating to the derecognition of transferred assets and extinguished liabilities and the reporting of servicing assets and liabilities. The initial adoption of these requirements did not have a material impact on the Company's consolidated financial statements.

   Effective April 1, 2001, the Company adopted EITF 99-20, Recognition of Interest Income and Impairment on Certain Investments. This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to apply specific evaluation methods to these securities for an other-than-temporary decline in value. The initial adoption of EITF 99-20 did not have a material impact on the Company's consolidated financial statements.

   Effective January 1, 2001, the Company adopted SFAS 133 which established new accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The cumulative effect of the adoption of SFAS 133, as of January 1, 2001, resulted in a $33 million increase in other comprehensive income, net of income taxes of $18 million, and had no material impact on net income. The increase to other comprehensive income is attributable to net gains on cash flow-type hedges at transition. Also at transition, the amortized cost of fixed maturities decreased and other invested assets increased by $22 million, representing the fair value of certain interest rate swaps that were accounted for prior to SFAS 133 using fair value-type settlement accounting. During the year ended December 31, 2001, $18 million of the pre-tax gain reported in accumulated other comprehensive income at transition was reclassified into net investment income. The FASB continues to issue additional guidance relating to the accounting for derivatives under SFAS 133, which may result in further adjustments to the Company's treatment of derivatives in subsequent accounting periods.

   Effective October 1, 2000, the Company adopted SAB No. 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 summarizes certain of the Securities and Exchange Commission's views in

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES applying GAAP to revenue recognition in financial statements. The requirements of SAB 101 did not have a material effect on the Company's consolidated financial statements.

   Effective January 1, 2000, the Company adopted Statement of Position ("SOP") No. 98-7, Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk ("SOP 98-7"). SOP 98-7 provides guidance on the method of accounting for insurance and reinsurance contracts that do not transfer insurance risk, defined in the SOP as the deposit method. SOP 98-7 classifies insurance and reinsurance contracts for which the deposit method is appropriate into those that (i) transfer only significant timing risk, (ii) transfer only significant underwriting risk, (iii) transfer neither significant timing nor underwriting risk and (iv) have an indeterminate risk. Adoption of SOP 98-7 did not have a material effect on the Company's consolidated financial statements.

2.  September 11, 2001 Tragedies

   On September 11, 2001 terrorist attacks occurred in New York, Washington, D.C. and Pennsylvania (the "tragedies") triggering a significant loss of life and property which had an adverse impact on certain of the Company's businesses. The Company has direct exposure to these events with claims arising from its Individual, Institutional, Reinsurance and Auto & Home insurance coverages, and it believes the majority of such claims have been reported or otherwise analyzed by the Company.

   The Company's original estimate of the total insurance losses related to the tragedies, which was recorded in the third quarter of 2001, was $208 million, net of income taxes of $117 million. Net income for the year ended December 31, 2002 includes a $17 million, net of income taxes of $9 million, benefit from the reduction of the liability associated with the tragedies. This revision of the liability is the result of an analysis completed during the fourth quarter of 2002, which focused on the emerging incidence experienced over the past 12 months associated with certain disability products. As of December 31, 2002, the Company's remaining liability for unpaid and future claims associated with the tragedies was $47 million, principally related to disability coverages. The estimate has been and will continue to be subject to revision in subsequent periods, as claims are received from insureds and the claims to reinsurers are identified and processed. Any revision to the estimate of gross losses and reinsurance recoveries in subsequent periods will affect net income in such periods. Reinsurance recoveries are dependent on the continued creditworthiness of the reinsurers, which may be adversely affected by their other reinsured losses in connection with the tragedies.

   The Company's general account investment portfolios include investments, primarily comprised of fixed maturities, in industries that were affected by the tragedies, including airline, other travel, lodging and insurance. Exposures to these industries also exist through mortgage loans and investments in real estate. The carrying value of the Company's investment portfolio exposed to industries affected by the tragedies was approximately $3.5 billion at December 31, 2002.

   The long-term effects of the tragedies on the Company's businesses cannot be assessed at this time. The tragedies have had significant adverse effects on the general economic, market and political conditions, increasing many of the Company's business risks. This may have a negative effect on MetLife's businesses and results of operations over time. In particular, the declines in share prices experienced after the reopening of the U.S. equity markets following the tragedies have contributed, and may continue to contribute, to a decline in separate account assets, which in turn may have an adverse effect on fees earned in the Company's businesses. In addition, the Company has received and expects to continue to receive disability claims from individuals resulting from the tragedies.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

3.  Investments

  Fixed Maturities and Equity Securities

   Fixed maturities and equity securities at December 31, 2002 were as follows:

                                           Cost or  Gross Unrealized
                                          Amortized ---------------- Estimated
                                            Cost     Gain     Loss   Fair Value
                                          ---------  ------  ------  ----------
                                                (Dollars in millions)
    Fixed Maturities:
     Bonds:
       U.S. corporates securities........ $ 42,265  $2,914   $  896   $ 44,283
       Mortgage-backed securities........   30,444   1,534       20     31,958
       Foreign corporate securities......   15,405   1,295      185     16,515
       U.S. treasuries/agencies..........   13,256   1,514        3     14,767
       Asset-backed securities...........    8,070     204      181      8,093
       Foreign government securities.....    4,649     516       50      5,115
       States and political subdivisions.    2,575     181       20      2,736
       Other fixed income assets.........      312     126       82        356
                                          --------   ------  ------   --------
         Total bonds.....................  116,976   8,284    1,437    123,823
     Redeemable preferred stocks.........      805      13      116        702
                                          --------   ------  ------   --------
       Total fixed maturities............ $117,781  $8,297   $1,553   $124,525
                                          ========   ======  ======   ========
    Equity Securities:
     Common stocks....................... $    827  $  114   $   80   $    861
     Nonredeemable preferred stocks......      415      13        3        425
                                          --------   ------  ------   --------
       Total equity securities........... $  1,242  $  127   $   83   $  1,286
                                          ========   ======  ======   ========

   Fixed maturities and equity securities at December 31, 2001 were as follows:

                                           Cost or  Gross Unrealized
                                          Amortized ---------------- Estimated
                                            Cost     Gain     Loss   Fair Value
                                          ---------  ------  ------  ----------
                                                (Dollars in millions)
    Fixed Maturities:
     Bonds:
       U.S. corporates securities........ $ 41,552  $1,371   $  671   $ 42,252
       Mortgage-backed securities........   24,579     839      190     25,228
       Foreign corporate securities......   15,682     657      528     15,811
       U.S. treasuries/agencies..........    7,923   1,007       42      8,888
       Asset-backed securities...........    7,856     147      204      7,799
       Foreign government securities.....    5,130     522       36      5,616
       States and political subdivisions.    2,243      68       21      2,290
       Other fixed income assets.........    1,881     284      211      1,954
                                          --------   ------  ------   --------
         Total bonds.....................  106,846   4,895    1,903    109,838
    Redeemable preferred stocks..........      784      12       33        763
                                          --------   ------  ------   --------
       Total fixed maturities............ $107,630  $4,907   $1,936   $110,601
                                          ========   ======  ======   ========
    Equity Securities:
     Common stocks....................... $  1,938  $  655   $   75   $  2,518
     Nonredeemable preferred stocks......      483      28        2        509
                                          --------   ------  ------   --------
       Total equity securities........... $  2,421  $  683   $   77   $  3,027
                                          ========   ======  ======   ========

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The Company held foreign currency derivatives with notional amounts of $2,372 million and $1,958 million to hedge the exchange rate risk associated with foreign bonds at December 31, 2002 and 2001, respectively.

   The Company held fixed maturities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $10,731 million and $9,618 million at December 31, 2002 and 2001, respectively. Non-income producing fixed maturities were $395 million and $236 million at December 31, 2002 and 2001, respectively.

   The cost or amortized cost and estimated fair value of bonds at December 31, 2002, by contractual maturity date (excluding scheduled sinking funds), are shown below:

                                                     Cost or
                                                    Amortized  Estimated
                                                      Cost     Fair Value
                                                    ---------  ----------
                                                    (Dollars in millions)
        Due in one year or less.................... $  3,702    $  3,765
        Due after one year through five years......   22,212      23,250
        Due after five years through ten years.....   20,504      21,985
        Due after ten years........................   32,044      34,772
                                                    --------    --------
           Subtotal................................   78,462      83,772
        Mortgage-backed and asset-backed securities   38,514      40,051
                                                    --------    --------
           Subtotal................................  116,976     123,823
        Redeemable preferred stock.................      805         702
                                                    --------    --------
           Total fixed maturities.................. $117,781    $124,525
                                                    ========    ========

   Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

   Sales of fixed maturities and equity securities classified as available-for-sale were as follows:

                                        Years ended December 31,
                                       -------------------------
                                         2002     2001     2000
                                       -------  -------  -------
                                         (Dollars in millions)
               Proceeds............... $34,918  $27,576  $46,205
               Gross investment gains. $ 1,683  $   634  $   599
               Gross investment losses $  (973) $  (934) $(1,520)

   Gross investment losses above exclude writedowns recorded during 2002, 2001 and 2000 for other than temporarily impaired available-for-sale fixed maturities and equity securities of $1,342 million, $278 million and $324 million, respectively.

   Excluding investments in U.S. Treasury securities and obligations of U.S. government corporations and agencies, the Company is not exposed to any significant concentration of credit risk in its fixed maturities portfolio.

  Securities Lending Program

   The Company participates in securities lending programs whereby blocks of securities, which are included in investments, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $13,477 million and $11,416 million and an estimated fair value of $16,120 million and $12,066 million were on loan under the program at December 31, 2002 and 2001, respectively. The Company was liable for cash collateral under its control of $16,321 million and $12,662 million at December 31, 2002 and 2001, respectively. Security collateral on deposit from customers may not be sold or repledged and is not reflected in the consolidated financial statements.

  Structured Investment Transactions

   The Company securitizes high yield debt securities, investment grade bonds and structured finance securities. The Company has sponsored five securitizations with a total of approximately $1,719 million in financial assets as of December 31, 2002. Two of these transactions included the transfer of assets totaling approximately $289 million in 2001, resulting in the recognition of an insignificant amount of investment gains. The Company's beneficial interests in these SPEs as of December, 31, 2002 and 2001 and the related investment income for the years ended December 31, 2002, 2001 and 2000 were insignificant.

   The Company also invests in structured notes and similar type instruments, which generally provide equity-based returns on debt securities. The carrying value of such investments was approximately $870 million and $1.6 billion at December 31, 2002 and 2001, respectively. The related income recognized was $1 million, $44 million and $62 million for the years ended December 31, 2002, 2001 and 2000, respectively.

  Assets on Deposit and Held in Trust

   The Company had investment assets on deposit with regulatory agencies with a fair market value of $939 million and $835 million at December 31, 2002 and 2001, respectively. Company securities held in trust to satisfy collateral requirements had an amortized cost of $1,430 million and $1,336 million at December 31, 2002 and 2001, respectively.

  Mortgage Loans on Real Estate

   Mortgage loans on real estate were categorized as follows:

                                               December 31,
                                      -------------------------------
                                           2002            2001
                                      --------------- ---------------
                                      Amount  Percent Amount  Percent
                                      ------- ------- ------- -------
                                           (Dollars in millions)
          Commercial mortgage loans.. $20,433   80%   $19,503   79%
          Agricultural mortgage loans   5,042   20%     5,267   21%
                                      -------  ----   -------  ----
             Total...................  25,475  100%    24,770  100%
                                      =======  ====   =======  ====
          Less: Valuation allowances.     122             144
                                      -------         -------
             Mortgage loans.......... $25,353         $24,626
                                      =======         =======

   Mortgage loans on real estate are collateralized by properties primarily located throughout the United States. At December 31, 2002, approximately 18%, 13% and 7% of the properties were located in California, New York and Florida, respectively. Generally, the Company (as the lender) requires that a minimum of one-fourth of the purchase price of the underlying real estate be paid by the borrower.

   Mortgage loans at December 31, 2002 and 2001 include $1,515 million and $1,530 million, respectively from MIAC, a related party, in connection with MIAC's purchase of real estate from the Company in 2001.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Certain of the Company's real estate joint ventures have mortgage loans with the Company. The carrying values of such mortgages were $620 million and $644 million at December 31, 2002 and 2001, respectively.

   Changes in mortgage loan valuation allowances were as follows:

                                                        Years ended
                                                       December 31,
                                                     --------------------
                                                     2002    2001   2000
                                                     ----    ----   ----
                                                     (Dollars in millions)
          Balance at January 1...................... $144    $ 83   $ 90
          Additions.................................   39     106     38
          Deductions for writedowns and dispositions  (56)    (45)   (74)
          (Dispositions) acquisitions of affiliates.   (5)     --     29
                                                      ----   ----   ----
          Balance at December 31.................... $122    $144   $ 83
                                                      ====   ====   ====

   A portion of the Company's mortgage loans on real estate was impaired and consisted of the following:


                                                             December 31,
                                                             -----------
                                                             2002   2001
                                                             ----  ------
                                                             (Dollars in
                                                              millions)
        Impaired mortgage loans with valuation allowances... $604  $  816
        Impaired mortgage loans without valuation allowances  257     315
                                                             ----  ------
        Total...............................................  861   1,131
        Less: Valuation allowances on impaired mortgages....  121     140
                                                             ----  ------
           Impaired mortgage loans.......................... $740  $  991
                                                             ====  ======

   The average investment in impaired mortgage loans on real estate was $1,068 million, $938 million and $912 million for the years ended December 31, 2002, 2001 and 2000, respectively. Interest income on impaired mortgage loans was $88 million, $103 million and $80 million for the years ended December 31, 2002, 2001 and 2000, respectively.

   The investment in restructured mortgage loans on real estate was $410 million and $684 million at December 31, 2002 and 2001, respectively. Interest income of $44 million, $76 million and $77 million was recognized on restructured loans for the years ended December 31, 2002, 2001 and 2000, respectively. Gross interest income that would have been recorded in accordance with the original terms of such loans amounted to $41 million, $60 million and $74 million for the years ended December 31, 2002, 2001 and 2000, respectively.

   Mortgage loans on real estate with scheduled payments of 60 days (90 days for agriculture mortgages) or more past due or in foreclosure had an amortized cost of $28 million and $43 million at December 31, 2002 and 2001, respectively.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Real Estate and Real Estate Joint Ventures

   Real estate and real estate joint ventures consisted of the following:

                                                                 December 31,
                                                                --------------
                                                                 2002    2001
                                                                ------  ------
                                                                  (Dollars in
                                                                   millions)
 Real estate and real estate joint ventures held-for-investment $3,808  $3,435
 Impairments...................................................   (188)   (157)
                                                                ------  ------
    Total......................................................  3,620   3,278
                                                                ------  ------
 Real estate held-for-sale.....................................    327   1,859
 Impairments...................................................    (82)   (177)
 Valuation allowance...........................................    (16)    (35)
                                                                ------  ------
    Total......................................................    229   1,647
                                                                ------  ------
        Real estate and real estate joint ventures............. $3,849  $4,925
                                                                ======  ======

   Accumulated depreciation on real estate was $1,319 million and $1,882 million at December 31, 2002 and 2001, respectively. Related depreciation expense was $180 million, $217 million and $224 million for the years ended December 31, 2002, 2001 and 2000, respectively. These amounts include $48 million, $79 million and $80 million of depreciation expense related to discontinued operations for the years ended December 31, 2002, 2001 and 2000, respectively.

   Real estate and real estate joint ventures were categorized as follows:

                                       December 31,
                               -----------------------------
                                    2002           2001
                               -------------- --------------
                               Amount Percent Amount Percent
                               ------ ------- ------ -------
                                   (Dollars in millions)
                   Office..... $2,244   58%   $3,079   63%
                   Retail.....    697   18%      779   16%
                   Apartments.    454   12%      495   10%
                   Land.......     87    2%      184    4%
                   Agriculture      7    0%       14    0%
                   Other......    360   10%      374    7%
                               ------  ----   ------  ----
                      Total... $3,849  100%   $4,925  100%
                               ======  ====   ======  ====

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The Company's real estate holdings are primarily located throughout the United States. At December 31, 2002, approximately 26%, 23% and 16% of the Company's real estate holdings were located in California, New York and Texas, respectively.

   Changes in real estate and real estate joint ventures held-for-sale valuation allowance were as follows:

                                                     Years ended December 31,
                                                     -----------------------
                                                     2002     2001    2000
                                                     ----     ----    ----
                                                     (Dollars in millions)
          Balance at January 1...................... $ 35     $ 39    $ 34
          Additions charged to operations...........   21       16      17
          Deductions for writedowns and dispositions  (40)     (20)    (12)
                                                      ----     ----    ----
          Balance at December 31.................... $ 16     $ 35    $ 39
                                                      ====     ====    ====

   Investment income related to impaired real estate and real estate joint ventures held-for-investment was $40 million, $22 million and $11 million for the years ended December 31, 2002, 2001 and 2000, respectively. Investment income related to impaired real estate held-for-sale was $11 million, $31 million and $52 million for the years ended December 31, 2002, 2001 and 2000, respectively. The carrying value of non-income producing real estate and real estate joint ventures was $62 million and $9 million at December 31, 2002 and 2001, respectively.

   The Company owned real estate acquired in satisfaction of debt of $8 million and $49 million at December 31, 2002 and 2001, respectively.

  Leveraged Leases

   Leveraged leases, included in other invested assets, consisted of the following:

                                              December 31,
                                             --------------------
                                              2002       2001
                                              ------     ------
                                             (Dollars in millions)
                   Investment............... $  985     $1,070
                   Estimated residual values    428        505
                                              ------     ------
                      Total.................  1,413      1,575
                   Unearned income..........   (368)      (404)
                                              ------     ------
                      Leveraged leases...... $1,045     $1,171
                                              ======     ======

   The investment amounts set forth above are generally due in monthly installments. The payment periods generally range from two to 15 years, but in certain circumstances are as long as 30 years. These receivables are generally collateralized by the related property. The Company's deferred tax provision related to leveraged leases was $981 million and $1,077 million at December 31, 2002 and 2001, respectively.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Net Investment Income

   The components of net investment income were as follows:

                                                     Years ended December 31,
                                                     -----------------------
                                                      2002     2001    2000
                                                     -------  ------- -------
                                                      (Dollars in millions)
   Fixed maturities................................. $ 7,861  $ 8,462 $ 8,529
   Equity securities................................      25       48      41
   Mortgage loans on real estate....................   1,840    1,838   1,693
   Real estate and real estate joint ventures(1)....     756      910     990
   Policy loans.....................................     512      527     515
   Other limited partnership interests..............      57       48     142
   Cash, cash equivalents and short-term investments     224      264     271
   Other............................................     318      268     192
                                                     -------  ------- -------
      Total.........................................  11,593   12,365  12,373
   Less: Investment expenses(1).....................     893    1,243   1,344
                                                     -------  ------- -------
      Net investment income......................... $10,700  $11,122 $11,029
                                                     =======  ======= =======

--------
(1) Excludes amounts related to real estate held-for-sale presented as discontinued operations in accordance with SFAS 144.

  Net Investment (Losses) Gains

   Net investment (losses) gains, including changes in valuation allowances, were as follows:

                                                   Years ended December 31,
                                                   ----------------------
                                                    2002    2001     2000
                                                   -----   ------  -------
                                                    (Dollars in millions)
     Fixed maturities............................. $(862)  $ (644) $(1,437)
     Equity securities............................   230       66      192
     Mortgage loans on real estate................   (21)     (91)     (18)
     Real estate and real estate joint ventures(1)    (6)   1,626      101
     Other limited partnership interests..........    (2)    (161)      (7)
     Sales of businesses..........................    (7)      25      632
     Other........................................  (201)      73       65
                                                   -----   ------  -------
            Total.................................  (869)     894     (472)
     Amounts allocable to:
        Deferred policy acquisition costs.........   (11)     (21)      95
        Participating contracts...................    (7)    (105)    (126)
        Policyholder dividend obligation..........   157      159       85
                                                   -----   ------  -------
            Net investment (losses) gains......... $(730)  $  927  $  (418)
                                                   =====   ======  =======

--------
(1) The amount presented for the year ended December 31, 2002 excludes amounts related to sales of real estate held-for-sale presented as discontinued operations in accordance with SFAS 144.

   Investment gains and losses are net of related policyholder amounts. The amounts netted against investment gains and losses are (i) amortization of deferred policy acquisition costs to the extent that such amortization results from investment gains and losses, (ii) adjustments to participating contractholder accounts when amounts equal to such investment gains and losses are applied to the contractholder's accounts, and (iii) adjustments to the

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES policyholder dividend obligation resulting from investment gains and losses. This presentation may not be comparable to presentations made by other insurers.

   Real estate and real estate joint ventures net investment gains for 2001 include $1,630 million related to the sale of real estate to MIAC.

  Net Unrealized Investment Gains

   The components of net unrealized investment gains, included in accumulated other comprehensive income, were as follows:

                                                  Years ended December 31,
                                                 -------------------------
                                                   2002     2001     2000
                                                 -------  -------  -------
                                                   (Dollars in millions)
     Fixed maturities........................... $ 6,713  $ 2,971  $ 1,696
     Equity securities..........................      44      606      744
     Derivatives................................     (24)      71       --
     Other invested assets......................       1       59       58
                                                 -------  -------  -------
            Total...............................   6,734    3,707    2,498
                                                 -------  -------  -------
     Amounts allocable to:
        Future policy benefit loss recognition..  (1,242)     (30)    (284)
        Deferred policy acquisition costs.......    (366)      (6)     113
        Participating contracts.................    (129)    (127)    (133)
        Policyholder dividend obligation........  (1,882)    (708)    (385)
     Deferred income taxes......................  (1,124)  (1,037)    (626)
                                                 -------  -------  -------
            Total...............................  (4,743)  (1,908)  (1,315)
                                                 -------  -------  -------
            Net unrealized investment gains..... $ 1,991  $ 1,799  $ 1,183
                                                 =======  =======  =======

   The changes in net unrealized investment gains were as follows:

                                                                      Years ended December 31,
                                                                      -----------------------
                                                                        2002    2001    2000
                                                                      -------  ------  ------
                                                                       (Dollars in millions)
Balance at January 1................................................. $ 1,799  $1,183  $ (297)
Unrealized investment gains during the year..........................   2,803   1,391   3,298
Unrealized investment (losses) gains relating to:
   Future policy benefit (loss) gain recognition.....................  (1,212)    254     (35)
   Deferred policy acquisition costs.................................    (204)   (128)   (596)
   Participating contracts...........................................      (2)      6     (15)
   Policyholder dividend obligation..................................  (1,174)   (323)   (385)
Deferred income taxes................................................     (72)   (475)   (787)
Unrealized investment gains (losses) of subsidiaries at date of sale,
  net of deferred income taxes.......................................      53    (109)     --
                                                                      -------  ------  ------
Balance at December 31............................................... $ 1,991  $1,799  $1,183
                                                                      =======  ======  ======
Net change in unrealized investment gains............................ $   192  $  616  $1,480
                                                                      =======  ======  ======

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

4.  Derivative Instruments

   The table below provides a summary of the notional amount and fair value of derivative financial instruments held at December 31, 2002 and 2001:

                                             2002                        2001
                                  --------------------------- ---------------------------
                                           Current Market or             Current Market
                                               Fair Value                or Fair Value
                                  Notional ------------------ Notional ------------------
                                   Amount  Assets Liabilities  Amount  Assets Liabilities
                                  -------- ------ ----------- -------- ------ -----------
Financial futures................ $     4   $ --     $ --     $    --   $ --      $--
Interest rate swaps..............   3,866    196      126       1,823     73        9
Floors...........................     325      9       --         325     11       --
Caps.............................   7,770     --       --       8,010      5       --
Financial forwards...............   1,870     --       12          --     --       --
Foreign currency swaps...........   2,371     92      181       1,925    188       26
Options..........................      78      9       --       1,880      8       12
Foreign currency forwards........       1     --       --          33      4       --
Written covered calls............      --     --       --          40     --       --
Credit default swaps.............     376      2       --         270     --       --
                                  -------   ----     ----     -------   ----      ---
   Total contractual commitments. $16,661   $308     $319     $14,306   $289      $47
                                  =======   ====     ====     =======   ====      ===

   The following is a reconciliation of the notional amounts by derivative type and strategy at December 31, 2002 and 2001:

                                  December 31, 2001           Terminations/ December 31, 2002
                                   Notional Amount  Additions  Maturities    Notional Amount
                                  ----------------- --------- ------------- -----------------
                                                     (Dollars in millions)
BY DERIVATIVE TYPE
Financial futures................      $    --       $   760     $  756          $     4
Interest rate swaps..............        1,823         3,005        962            3,866
Floors...........................          325            --         --              325
Caps.............................        8,010         3,750      3,990            7,770
Financial forwards...............           --         2,870      1,000            1,870
Foreign currency swaps...........        1,925           760        314            2,371
Options..........................        1,880            55      1,857               78
Foreign currency forwards........           33             1         33                1
Written covered calls............           40            --         40               --
Credit default swaps.............          270           121         15              376
                                       -------       -------     ------          -------
   Total contractual commitments.      $14,306       $11,322     $8,967          $16,661
                                       =======       =======     ======          =======
BY DERIVATIVE STRATEGY
Liability hedging................        9,008         3,817      4,142            8,683
Invested asset hedging...........        4,768         4,488      3,972            5,284
Portfolio hedging................          530         2,104         --            2,634
Forecasted transaction hedging...           --           913        853               60
                                       -------       -------     ------          -------
   Total contractual commitments.      $14,306       $11,322     $8,967          $16,661
                                       =======       =======     ======          =======

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The following table presents the notional amounts of derivative financial instruments by maturity at December 31, 2002:

                                                     Remaining Life
                          ---------------------------------------------------------------------
                          One Year   After One Year   After Five Years
                          or Less  Through Five Years Through Ten Years After Ten Years  Total
                          -------- ------------------ ----------------- --------------- -------
                                                  (Dollars in millions)
Financial futures........  $    4        $   --            $   --            $ --       $     4
Interest rate swaps......      64         1,887             1,630             285         3,866
Floors...................      --            --               325              --           325
Caps.....................   1,000         6,770                --              --         7,770
Financial forwards.......   1,870            --                --              --         1,870
Foreign currency swaps...      88           962               851             470         2,371
Options..................       3            20                --              55            78
Foreign currency forwards      --             1                --              --             1
Written covered calls....      --            --                --              --            --
Credit default swaps.....      45           331                --              --           376
                           ------        ------            ------            ----       -------
   Total contractual
     commitments.........  $3,074        $9,971            $2,806            $810       $16,661
                           ======        ======            ======            ====       =======

   The following table presents the notional amounts and fair values of derivatives by type of hedge designation at December 31, 2002 and 2001:

                                2002                        2001
                     --------------------------- ---------------------------
                                  Fair Value                  Fair Value
                     Notional ------------------ Notional ------------------
                      Amount  Assets Liabilities  Amount  Assets Liabilities
                     -------- ------ ----------- -------- ------ -----------
                                      (Dollars in millions)
    BY TYPE OF HEDGE
    Fair value...... $   418   $ --     $ 64     $    --   $ --      $--
    Cash flow.......   3,445     69       72         607     61        1
    Non qualifying..  12,798    239      183      13,699    228       46
                     -------   ----     ----     -------   ----      ---
       Total........ $16,661   $308     $319     $14,306   $289      $47
                     =======   ====     ====     =======   ====      ===

   For the years ended December 2002, 2001 and 2000, the Company recognized net investment income of $23 million, $32 million and $13 million, respectively, from the periodic settlement of interest rate and foreign currency swaps.

   During the year ended December 31, 2002, the Company recognized $30 million in net investment losses related to qualifying fair value hedges. Accordingly, $34 million of unrealized gains on fair value hedged investments were recognized in net investment gains and losses. There were no derivatives designated as fair value hedges during the year ended December 31, 2001. There were no discontinued hedges during the year ended December 31, 2002.

   For the years ended December 31, 2002 and 2001, the amounts accumulated in other comprehensive income relating to cash flow hedges were losses of $24 million and gains of $71 million, respectively. During the year ended December 31, 2002, the Company recognized other comprehensive losses of $142 million relating to the effective portion of cash flow hedges. During the year ended December 31, 2002, $10 million of other comprehensive income and $57 million of other comprehensive losses were reclassified into net investment

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES income and net investment losses, respectively. During the year ended December 31, 2001, $19 million of other comprehensive income was reclassified into net investment income due to the SFAS No. 133 transition adjustment. Approximately $6 million and $12 million of the losses reported in accumulated other comprehensive income at December 31, 2002 are expected to be reclassified during the year ending December 31, 2003 into net investment income and net investment gains and losses, respectively, as the underlying investments mature or expire according to their original terms.

   For the years ended December 31, 2002 and 2001, the Company recognized net investment income of $32 million and $24 million, respectively, and net investment losses of $172 million and net investment gains of $100 million, respectively, from derivatives not qualifying as accounting hedges. The use of these non-speculative derivatives is permitted by the Department.

5.  Fair Value Information

   The estimated fair values of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

   Amounts related to the Company's financial instruments were as follows:

                                                                      Notional Carrying Estimated
December 31, 2002                                                      Amount   Value   Fair Value
-----------------                                                     -------- -------- ----------
                                                                         (Dollars in millions)
Assets:
   Fixed maturities..................................................          $124,525  $124,525
   Equity securities.................................................          $  1,286  $  1,286
   Mortgage loans on real estate.....................................          $ 25,353  $ 27,935
   Policy loans......................................................          $  8,047  $  8,047
   Short-term investments............................................          $  1,199  $  1,199
   Cash and cash equivalents.........................................          $  1,106  $  1,106
   Mortgage loan commitments.........................................  $  859  $     --  $     12
   Commitments to fund partnership investments.......................  $1,667  $     --  $     --
Liabilities:
   Policyholder account balances.....................................          $ 34,706  $ 35,063
   Short-term debt...................................................          $    912  $    912
   Long-term debt....................................................          $  2,624  $  2,794
   Payable under securities loaned transactions......................          $ 16,321  $ 16,321
Other:
   Company-obligated mandatorily redeemable securities of subsidiary
     trusts..........................................................          $    277  $    310

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                                      Notional Carrying Estimated
December 31, 2001                                                      Amount   Value   Fair Value
-----------------                                                     -------- -------- ----------
                                                                         (Dollars in millions)
Assets:
   Fixed maturities..................................................          $110,601  $110,601
   Equity securities.................................................          $  3,027  $  3,027
   Mortgage loans on real estate.....................................          $ 24,626  $ 25,815
   Policy loans......................................................          $  7,894  $  7,894
   Short-term investments............................................          $  1,168  $  1,168
   Cash and cash equivalents.........................................          $  3,932  $  3,932
   Mortgage loan commitments.........................................  $  532  $     --  $     (4)
   Commitments to fund partnership investments.......................  $1,898  $     --  $     --
Liabilities:
   Policyholder account balances.....................................          $ 47,494  $ 47,833
   Short-term debt...................................................          $    345  $    345
   Long-term debt....................................................          $  2,380  $  2,442
   Payable under securities loaned transactions......................          $ 12,662  $ 12,662
Other:
   Company-obligated mandatorily redeemable securities of subsidiary
     trusts..........................................................          $    276  $    276

   The methods and assumptions used to estimate the fair values of financial instruments are summarized as follows:

  Fixed Maturities and Equity Securities

   The fair value of fixed maturities and equity securities are based upon quotations published by applicable stock exchanges or received from other reliable sources. For securities for which the market values were not readily available, fair values were estimated using quoted market prices of comparable investments.

  Mortgage Loans on Real Estate, Mortgage Loan Commitments and Commitments to Fund Partnership Agreements

   Fair values for mortgage loans on real estate are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. For mortgage loan commitments, the estimated fair value is the net premium or discount of the commitments. Commitments to fund partnership agreements have no stated interest rate and are assumed to have a fair value of zero.

  Policy Loans

   The carrying values for policy loans approximate fair value.

  Cash and Cash Equivalents and Short-term Investments

   The carrying values for cash and cash equivalents and short-term investments approximated fair values due to the short-term maturities of these instruments.

  Policyholder Account Balances

   The fair value of policyholder account balances are estimated by discounting expected future cash flows, based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Short-term and Long-term Debt, Payables Under Securities Loaned Transactions and Company-Obligated Mandatorily Redeemable Securities of Subsidiary Trusts

   The fair values of short-term and long-term debt, payables under securities loaned transactions and Company-obligated mandatorily redeemable securities of subsidiary trusts are determined by discounting expected future cash flows, using risk rates currently available for debt with similar terms and remaining maturities.

  Derivative Instruments

   The fair value of derivative instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, floors, foreign currency forwards, caps, floors, options and written covered calls are based upon quotations obtained from dealers or other reliable sources. See Note 4 for derivative fair value disclosures.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

6.  Employee Benefit Plans

  Pension Benefit and Other Benefit Plans

   The Company is both the sponsor and administrator of defined benefit pension plans covering eligible employees and sales representatives of the Company. Retirement benefits are based upon years of credited service and final average earnings history.

   The Company also provides certain postemployment benefits and certain postretirement health care and life insurance benefits for retired employees through insurance contracts. Substantially all of the Company's employees may, in accordance with the plans applicable to the postretirement benefits, become eligible for these benefits if they attain retirement age, with sufficient service, while working for the Company.

                                                             December 31,
                                                    ------------------------------
                                                    Pension Benefits Other Benefits
                                                    --------------   --------------
                                                     2002     2001    2002    2001
                                                    ------   ------  ------  ------
                                                         (Dollars in millions)
Change in projected benefit obligation:
 Projected benefit obligation at beginning of year. $4,426   $4,145  $1,669  $1,542
   Service cost....................................    104      104      36      34
   Interest cost...................................    307      308     123     115
   Acquisitions and divestitures...................   (110)     (12)     --      --
   Actuarial losses................................    307      169     342      66
   Curtailments and terminations...................     (3)     (49)     (2)      9
   Change in benefits..............................     --       29    (168)     --
   Benefits paid...................................   (284)    (268)   (122)    (97)
                                                    ------   ------  ------  ------
 Projected benefit obligation at end of year.......  4,747    4,426   1,878   1,669
                                                    ------   ------  ------  ------
Change in plan assets:
 Contract value of plan assets at beginning of year  4,161    4,619   1,169   1,318
   Actual return on plan assets....................   (185)    (201)    (92)    (49)
   Acquisitions and divestitures...................   (110)     (12)     --      --
   Employer and participant contributions..........    426       23       1       1
   Benefits paid...................................   (284)    (268)   (113)   (101)
                                                    ------   ------  ------  ------
 Contract value of plan assets at end of year......  4,008    4,161     965   1,169
                                                    ------   ------  ------  ------
Under funded.......................................   (739)    (265)   (913)   (500)
Unrecognized net actuarial losses (gains)..........  1,507      693     262    (258)
Unrecognized prior service cost (credit)...........    101      116    (208)    (49)
                                                    ------   ------  ------  ------
Prepaid benefit (accrued) cost..................... $  869   $  544  $ (859) $ (807)
                                                    ======   ======  ======  ======
Qualified plan prepaid pension cost................ $1,164   $  805
Non-qualified plan accrued pension cost............   (341)    (323)
Unamortized prior service cost.....................     --       16
Accumulated other comprehensive loss...............     46       46
                                                    ------   ------
Prepaid benefit cost............................... $  869   $  544
                                                    ======   ======

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The aggregate projected benefit obligation and aggregate contract value of plan assets for the pension plans were as follows:

                                         Qualified Plan   Non-Qualified Plan       Total
                                        ----------------  -----------------  ----------------
                                          2002     2001    2002      2001      2002     2001
                                        -------  -------   -----     -----   -------  -------
                                                      (Dollars in millions)
Aggregate projected benefit
  obligation........................... $(4,273) $(4,006) $(474)    $(420)   $(4,747) $(4,426)
Aggregate contract value of plan assets
  (principally Company contracts)......   4,008    4,161     --        --      4,008    4,161
                                        -------  -------   -----     -----   -------  -------
(Under) over funded.................... $  (265) $   155  $(474)    $(420)   $  (739) $  (265)
                                        =======  =======   =====     =====   =======  =======

   The assumptions used in determining the aggregate projected benefit obligation and aggregate contract value for the pension and other benefits were as follows:

                                             Pension Benefits   Other Benefits
                                             ---------------- ------------------
                                              2002    2001       2002     2001
                                             ------ --------- ---------- -------
                                                    (Dollars in millions)
Weighted average assumptions at December 31:
   Discount rate............................ 6.75%  6.9%-7.4% 6.5%-7.25% 6%-7.4%
   Expected rate of return on plan assets...  8%-9%   8%-9%    5.2%-9%    6%-9%
   Rate of compensation increase............ 4%-6%    4%-6%      N/A       N/A

   The assumed health care cost trend rates used in measuring the accumulated nonpension postretirement benefit obligation were as follows:

                                                December 31,
                               -----------------------------------------------
                                        2002                    2001
                               ---------------------- ------------------------
  Pre-Medicare eligible claims 9% down to 5% in 2010  9.5% down to 5% in 2010
  Medicare eligible claims.... 11% down to 5% in 2014 11.5% down to 5% in 2014

   Assumed health care cost trend rates may have a significant effect on the amounts reported for health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                                        One Percent One Percent
                                                         Increase    Decrease
                                                        ----------- -----------
                                                         (Dollars in millions)
Effect on total of service and interest cost components     $10         $10
Effect on accumulated postretirement benefit obligation     $90         $88

   The components of net periodic benefit cost were as follows:

                                                 Pension Benefits     Other Benefits
                                               -------------------  -----------------
                                                2002   2001   2000  2002   2001  2000
                                               -----  -----  -----  ----  -----  ----
                                                        (Dollars in millions)
Service cost.................................. $ 104  $ 104  $  98  $ 36  $  34  $ 29
Interest cost.................................   307    308    291   123    115   113
Expected return on plan assets................  (354)  (402)  (420)  (93)  (108)  (97)
Amortization of prior actuarial losses (gains)    33     (2)   (19)   (9)   (27)  (22)
Curtailment cost (credit).....................    11     21     (3)    4      6     2
                                               -----  -----  -----  ----  -----  ----
Net periodic benefit cost (credit)............ $ 101  $  29  $ (53) $ 61  $  20  $ 25
                                               =====  =====  =====  ====  =====  ====

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Savings and Investment Plans

   The Company sponsors savings and investment plans for substantially all employees under which the Company matches a portion of employee contributions. The Company contributed $49 million, $55 million and $65 million for the years ended December 31, 2002, 2001 and 2000, respectively.

7.  Closed Block

   On the date of demutualization, Metropolitan Life established a closed block for the benefit of holders of certain individual life insurance policies of Metropolitan Life. Assets have been allocated to the closed block in an amount that has been determined to produce cash flows which, together with anticipated revenues from the policies included in the closed block, are reasonably expected to be sufficient to support obligations and liabilities relating to these policies, including, but not limited to, provisions for the payment of claims and certain expenses and taxes, and to provide for the continuation of policyholder dividend scales in effect for 1999, if the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if the experience changes. At least annually, the Company compares actual and projected experience against the experience assumed in the then-current dividend scales. Dividend scales are adjusted periodically to give effect to changes in experience.

   The closed block assets, the cash flows generated by the closed block assets and the anticipated revenues from the policies in the closed block will benefit only the holders of the policies in the closed block. To the extent that, over time, cash flows from the assets allocated to the closed block and claims and other experience related to the closed block are, in the aggregate, more or less favorable than what was assumed when the closed block was established, total dividends paid to closed block policyholders in the future may be greater than or less than the total dividends that would have been paid to these policyholders if the policyholder dividend scales in effect for 1999 had been continued. Any cash flows in excess of amounts assumed will be available for distribution over time to closed block policyholders and will not be available to stockholders. If the closed block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside of the closed block. The closed block will continue in effect as long as any policy in the closed block remains in-force. The expected life of the closed block is over 100 years.

   The Company uses the same accounting principles to account for the participating policies included in the closed block as it used prior to the date of demutualization. However, the Company establishes a policyholder dividend obligation for earnings that will be paid to policyholders as additional dividends as described below. The excess of closed block liabilities over closed block assets at the effective date of the demutualization (adjusted to eliminate the impact of related amounts in accumulated other comprehensive income) represents the estimated maximum future earnings from the closed block expected to result from operations attributed to the closed block after income taxes. Earnings of the closed block are recognized in income over the period the policies and contracts in the closed block remain in-force. Management believes that over time the actual cumulative earnings of the closed block will approximately equal the expected cumulative earnings due to the effect of dividend changes. If, over the period the closed block remains in existence, the actual cumulative earnings of the closed block is greater than the expected cumulative earnings of the closed block, the Company will pay the excess of the actual cumulative earnings of the closed block over the expected cumulative earnings to closed block policyholders as additional policyholder dividends unless offset by future unfavorable experience of the closed block and, accordingly, will recognize only the expected cumulative earnings in income with the excess recorded as a policyholder dividend obligation. If over such period, the actual cumulative earnings of the closed block is less than the expected cumulative earnings of the closed block, the Company will recognize only the actual earnings in income. However, the Company may change policyholder dividend scales in the future, which would be intended to increase future actual earnings until the actual cumulative earnings equal the

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES expected cumulative earnings. Amounts reported for the period after demutualization are as of April 1, 2000 and for the period beginning on April 1, 2000 (the effect of transaction from April 1, 2000 through April 6, 2000 is not considered material).

   Closed block liabilities and assets designated to the closed block are as follows:

                                                                                               December 31,
                                                                                             --------------------
                                                                                               2002       2001
                                                                                              -------    -------
                                                                                             (Dollars in millions)
CLOSED BLOCK LIABILITIES
Future policy benefits...................................................................... $41,207    $40,325
Other policyholder funds....................................................................     279        321
Policyholder dividends payable..............................................................     719        757
Policyholder dividend obligation............................................................   1,882        708
Payables under securities loaned transactions...............................................   4,851      3,350
Other liabilities...........................................................................     433         90
                                                                                              -------    -------
       Total closed block liabilities.......................................................  49,371     45,551
                                                                                              -------    -------
ASSETS DESIGNATED TO THE CLOSED BLOCK
Investments:
   Fixed maturities available-for-sale, at fair value (amortized cost: $28,334 and $25,761,
     respectively)..........................................................................  29,981     26,331
   Equity securities, at fair value (amortized cost: $236 and $240, respectively)...........     218        282
   Mortgage loans on real estate............................................................   7,032      6,358
   Policy loans.............................................................................   3,988      3,898
   Short-term investments...................................................................      24        170
   Other invested assets....................................................................     604        159
                                                                                              -------    -------
       Total investments....................................................................  41,847     37,198
Cash and cash equivalents...................................................................     435      1,119
Accrued investment income...................................................................     540        550
Deferred income taxes.......................................................................   1,151      1,060
Premiums and other receivables..............................................................     130        244
                                                                                              -------    -------
       Total assets designated to the closed block..........................................  44,103     40,171
                                                                                              -------    -------
Excess of closed block liabilities over assets designated to the closed block...............   5,268      5,380
                                                                                              -------    -------
Amounts included in accumulated other comprehensive loss:
   Net unrealized investment gains, net of deferred income tax of $577 and $219,
     respectively...........................................................................   1,047        389
   Unrealized derivative gains, net of deferred income tax of $7 and $9, respectively.......      13         17
   Allocated to policyholder dividend obligation, net of deferred income tax of $668 and
     $255, respectively.....................................................................  (1,214)      (453)
                                                                                              -------    -------
                                                                                                (154)       (47)
                                                                                              -------    -------
Maximum future earnings to be recognized from closed block assets and liabilities........... $ 5,114    $ 5,333
                                                                                              =======    =======

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Information regarding the policyholder dividend obligation is as follows:



                                                                                      For the period
                                                                        Years ended   April 7, 2000
                                                                        December 31,     through
                                                                       -------------   December 31,
                                                                        2002    2001       2000
                                                                       ------  -----  --------------
                                                                           (Dollars in millions)
Balance at beginning of period........................................ $  708  $ 385       $ --
Impact on net income before amounts allocable to policyholder dividend
  obligation..........................................................    157    159         85
Net investment losses.................................................   (157)  (159)       (85)
Change in unrealized investment and derivative gains..................  1,174    323        385
                                                                       ------  -----       ----
Balance at end of period.............................................. $1,882  $ 708       $385
                                                                       ======  =====       ====

   Closed block revenues and expenses were as follows:

                                                                                             For the period
                                                                               Years ended   April 7, 2000
                                                                               December 31,     through
                                                                              -------------   December 31,
                                                                               2002   2001        2000
                                                                              ------ ------  --------------
                                                                                  (Dollars in millions)
REVENUES
Premiums..................................................................... $3,551 $3,658      $2,900
Net investment income and other revenues.....................................  2,568  2,555       1,789
Net investment gains (losses) (net of amounts allocable to the policyholder
  dividend obligation of $(157), $(159) and $(85), respectively).............    168    (20)       (150)
                                                                              ------ ------      ------
   Total revenues............................................................  6,287  6,193       4,539
                                                                              ------ ------      ------
EXPENSES
Policyholder benefits and claims.............................................  3,770  3,862       2,874
Policyholder dividends.......................................................  1,573  1,544       1,132
Change in policyholder dividend obligation (excludes amounts directly related
  to net investment losses of $(157), $(159) and $(85), respectively)........    157    159          85
Other expenses...............................................................    310    352         265
                                                                              ------ ------      ------
   Total expenses............................................................  5,810  5,917       4,356
                                                                              ------ ------      ------
Revenues net of expenses before income taxes.................................    477    276         183
Income taxes.................................................................    173     97          67
                                                                              ------ ------      ------
Revenues net of expenses and income taxes.................................... $  304 $  179      $  116
                                                                              ====== ======      ======

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The change in maximum future earnings of the closed block was as follows:

                                                          For the period
                                            Years ended   April 7, 2000
                                           December 31,      through
                                          --------------   December 31,
                                           2002    2001        2000
                                          ------  ------  --------------
                                              (Dollars in millions)
       Balance at the end of period...... $5,114  $5,333      $5,512
       Less:
          Reallocation of assets.........     85      --          --
          Balance at beginning of period.  5,333   5,512       5,628
                                          ------  ------      ------
       Change during period.............. $ (304) $ (179)     $ (116)
                                          ======  ======      ======

   During the year ended December 31, 2002, the allocation of assets to the closed block was revised to appropriately classify assets in accordance with the plan of demutualization. The reallocation of assets had no impact on consolidated assets or liabilities.

   Metropolitan Life charges the closed block with Federal income taxes, state and local premium taxes, and other additive state or local taxes, as well as investment management expenses relating to the closed block as provided in the plan of demutualization. Metropolitan Life also charges the closed block for expenses of maintaining the policies included in the closed block.

   Many of the derivative instrument strategies used by the Company are also used for the closed block. The table below provides a summary of the notional amount and fair value of derivatives by hedge accounting classification at:

                          December 31, 2002           December 31, 2001
                     --------------------------- ---------------------------
                                  Fair Value                  Fair Value
                     Notional ------------------ Carrying ------------------
                      Amount  Assets Liabilities  Value   Assets Liabilities
                     -------- ------ ----------- -------- ------ -----------
                                      (Dollars in millions)
    By Type of Hedge
    Fair value......   $ --    $--       $--       $ --    $--       $--
    Cash flow.......    128      2        11        171     22        --
    Non-qualifying..    258     32         2        112     13         5
                       ----    ---       ---       ----    ---       ---
       Total........   $386    $34       $13       $283    $35       $ 5
                       ====    ===       ===       ====    ===       ===

   The amounts accumulated in other comprehensive loss relating to cash flow hedges were gains of $21 million for both the years ended December 31, 2002 and 2001. During the year ended December 31, 2002, the Company recognized other comprehensive gains of $4 million relating to the effective portion of cash flow hedges. Reclassifications are recognized over the life of the hedged item. During the year ended December 31, 2002, $4 million of other comprehensive loss was reclassified into net investment income. Approximately $3 million of the gains reported in accumulated other comprehensive loss is expected to be reclassified into net investment income during the year ending December 31, 2003, as the underlying investments mature or expire according to their original terms.

   For the years ended December 31, 2002 and 2001, the Company recognized net investment losses of $11 million and net investment gains of $5 million, respectively, from derivatives not qualifying as accounting hedges. The use of these non-speculative derivatives is permitted by the Department.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The cumulative effect of the adoption of SFAS 133, as of January 1, 2001, resulted in $11 million of other comprehensive income, net of income taxes of $6 million.

8.  Separate Accounts

   Separate accounts include two categories of account types: non-guaranteed separate accounts totaling $39,157 million and $48,912 million at December 31, 2002 and 2001, respectively, for which the policyholder assumes the investment risk, and guaranteed separate accounts totaling $14,755 million and $13,802 million at December 31, 2002 and 2001, respectively, for which the Company contractually guarantees either a minimum return or account value to the policyholder.

   Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $463 million, $564 million and $667 million for the years ended December 31, 2002, 2001 and 2000, respectively. Guaranteed separate accounts consisted primarily of Met Managed Guaranteed Interest Contracts and participating close out contracts. The average interest rates credited on these contracts were 4.8% and 7.0% at December 31, 2002 and 2001, respectively. The assets that support these liabilities were comprised of $12,531 million and $11,888 million in fixed maturities at December 31, 2002 and 2001, respectively. The portfolios are segregated from other investments and are managed to minimize liquidity and interest rate risk. In order to minimize the risk of early withdrawals to invest in instruments yielding a higher return, these investment products carry a graded surrender charge as well as a market value adjustment.

9.  Debt

   Debt consisted of the following:

                                                                                  December 31,
                                                                                  -------------
                                                                                   2002   2001
                                                                                  ------ ------
                                                                                   (Dollars in
                                                                                    millions)
Surplus notes, interest rates ranging from 6.30% to 7.88%, maturity dates ranging from 2003 to 2025.............................................................. $1,632 $1,630
Capital notes payable to the Holding Company, interest rate of 7.13%, maturity
  dates ranging from 2032 to 2033................................................    500     --
Senior notes, interest rates ranging from 6.75% to 7.25%, maturity dates ranging
  from 2006 to 2011..............................................................    298    298
Investment related exchangeable debt, interest rate of 4.90%.....................     --    195
Fixed rate notes, interest rates ranging from 4.39% to 12.00%, maturity dates
  ranging from 2005 to 2019......................................................     33     87
Capital lease obligations........................................................     21     23
Other notes with varying interest rates..........................................    140    147
                                                                                  ------ ------
Total long-term debt.............................................................  2,624  2,380
Total short-term debt............................................................    912    345
                                                                                  ------ ------
   Total......................................................................... $3,536 $2,725
                                                                                  ====== ======

   The Company maintains committed and unsecured credit facilities aggregating $2,434 million ($1,140 million expiring in 2003 and $1,294 million expiring in 2005). If these facilities were drawn upon, they would bear interest at rates stated in the agreements. The facilities can be used for general corporate purposes and also

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES provide support for the Company's commercial paper program. At December 31, 2002, the Company had drawn approximately $28 million under the facilities expiring in 2005 at interest rates ranging from 4.39% to 5.57%. At December 31, 2002, the Company had approximately $508 million in letters of credit from various banks.

   Payments of interest and principal on the surplus notes, subordinated to all other indebtedness, may be made only with the prior approval of the insurance department of the state of domicile. Subject to the prior approval of the Superintendent, the $300 million 7.45% surplus notes due 2023 may be redeemed, in whole or in part, at the election of Metropolitan Life at any time on or after November 1, 2003 and, if redeemed prior to November 2013, would include a premium.

   The investment-related exchangeable debt instrument is payable in cash or by delivery of an underlying security owned by the Company. The amount of the debt payable at maturity is greater than the principal of the debt if the market value of the underlying security appreciates above certain levels at the date of debt repayment as compared to the market value of the underlying security at the date of debt issuance. At December 31, 2001, the underlying security pledged as collateral had a market value of $240 million.

   The aggregate maturities of long-term debt for the Company are $405 million in 2003, $9 million in 2004, $392 million in 2005, $100 million in 2006, $4 million in 2007 and $1,714 million thereafter.

   Short-term debt of the Company consisted of commercial paper with a weighted average interest rate of 1.4% and a weighted average maturity of 63 days at December 31, 2002. Short-term debt of the Company consisted of commercial paper with a weighted average interest rate of 2.1% and a weighted average maturity of 87 days at December 31, 2001. The Company also has other collaterlized borrowings with a weighted average coupon rate of 5.83% and a weighted average maturity of 34 days at December 31, 2002. Such securities had a weighted average coupon rate of 7.25% and a weighted average maturity of 30 days at December 31, 2001.

   Interest expense related to the Company's indebtedness included in other expenses was $208 million, $313 million and $417 million for the years ended December 31, 2002, 2001 and 2000, respectively.

10.  Company-Obligated Mandatorily Redeemable Securities of Subsidiary Trusts

   GenAmerica Capital I. In June 1997, GenAmerica Corporation ("GenAmerica") issued $125 million of 8.525% capital securities through a wholly-owned subsidiary trust, GenAmerica Capital I. GenAmerica has fully and unconditionally guaranteed, on a subordinated basis, the obligation of the trust under the capital securities and is obligated to mandatorily redeem the securities on June 30, 2027. GenAmerica may prepay the securities any time after June 30, 2007. Capital securities outstanding were $119 million and $118 million, net of unamortized discounts of $6 million and $7 million at December 31, 2002 and 2001, respectively. Interest expense on these instruments is included in other expenses and was $11 million for each of the years ended December 31, 2002, 2001 and 2000.

   RGA Capital Trust I. In December 2001, a subsidiary of the Company, RGA, through its wholly-owned trust, RGA Capital Trust I (the "Trust"), issued 4,500,000 Preferred Income Equity Redeemable Securities ("PIERS") Units. Each PIERS unit consists of (i) a preferred security issued by the Trust, having a stated liquidation amount of $50 per unit, representing an undivided beneficial ownership interest in the assets of the Trust, which consist solely of junior subordinated debentures issued by RGA which have a principal amount at maturity of $50 and a stated maturity of March 18, 2051, and (ii) a warrant to purchase, at any time prior to December 15, 2050, 1.2508 shares of RGA stock at an exercise price of $50. The fair market value of the warrant on the issuance date was $14.87 and is detachable from the preferred security. RGA fully and unconditionally guarantees, on a subordinated basis, the obligations of the Trust under the preferred securities. The preferred

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES securities and subordinated debentures were issued at a discount (original issue discount) to the face or liquidation value of $14.87 per security. The securities will accrete to their $50 face/liquidation value over the life of the security on a level yield basis. The weighted average effective interest rate on the preferred securities and the subordinated debentures is 8.25% per annum. Capital securities outstanding were $158 million, net of unamortized discount of $67 million, at both December 31, 2002 and 2001.

11.  Commitments, Contingencies and Guarantees

  Litigation

   Sales Practices Claims

   Over the past several years, Metropolitan Life, New England Mutual Life Insurance Company ("New England Mutual") and General American Life Insurance Company ("General American") have faced numerous claims, including class action lawsuits, alleging improper marketing and sales of individual life insurance policies or annuities. These lawsuits are generally referred to as "sales practices claims."

   In December 1999, a federal court approved a settlement resolving sales practices claims on behalf of a class of owners of permanent life insurance policies and annuity contracts or certificates issued pursuant to individual sales in the United States by Metropolitan Life, Metropolitan Insurance and Annuity Company or Metropolitan Tower Life Insurance Company between January 1, 1982 and December 31, 1997. The class includes owners of approximately six million in-force or terminated insurance policies and approximately one million in-force or terminated annuity contracts or certificates.

   Similar sales practices class actions against New England Mutual, with which Metropolitan Life merged in 1996, and General American, which was acquired in 2000, have been settled. In October 2000, a federal court approved a settlement resolving sales practices claims on behalf of a class of owners of permanent life insurance policies issued by New England Mutual between January 1, 1983 through August 31, 1996. The class includes owners of approximately 600,000 in-force or terminated policies. A federal court has approved a settlement resolving sales practices claims on behalf of a class of owners of permanent life insurance policies issued by General American between January 1, 1982 through December 31, 1996. An appellate court has affirmed the order approving the settlement. The class includes owners of approximately 250,000 in-force or terminated policies. Implementation of the General American class action settlement is proceeding.

   Certain class members have opted out of the class action settlements noted above and have brought or continued non-class action sales practices lawsuits. In addition, other sales practices lawsuits have been brought. As of December 31, 2002, there are approximately 420 sales practices lawsuits pending against Metropolitan Life, approximately 60 sales practices lawsuits pending against New England Mutual and approximately 35 sales practices lawsuits pending against General American. Metropolitan Life, New England Mutual and General American continue to defend themselves vigorously against these lawsuits. Some individual sales practices claims have been resolved through settlement, won by dispositive motions, or, in a few instances, have gone to trial. Most of the current cases seek substantial damages, including in some cases punitive and treble damages and attorneys' fees. Additional litigation relating to the Company's marketing and sales of individual life insurance may be commenced in the future.

   The Metropolitan Life class action settlement did not resolve two putative class actions involving sales practices claims filed against Metropolitan Life in Canada, and these actions remain pending. In March 2002, a purported class action complaint was filed in a federal court in Kansas by S-G Metals Industries, Inc. ("S-G Metals") against New England Mutual. The complaint seeks certification of a class on behalf of corporations and

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES banks that purchased participating life insurance policies, as well as persons who purchased participating policies for use in pension plans or through work site marketing. These policyholders were not part of the New England Mutual class action settlement noted above. The action was transferred to a federal court in Massachusetts. New England Mutual moved to dismiss the case and in November 2002, the federal district court dismissed the case. S-G Metals has filed a notice of appeal. New England Mutual intends to continue to defend itself vigorously against the case.

   The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for sales practices claims against Metropolitan Life, New England Mutual and General American.

   Regulatory authorities in a small number of states have had investigations or inquiries relating to Metropolitan Life's, New England Mutual's or General American's sales of individual life insurance policies or annuities. Over the past several years, these and a number of investigations by other regulatory authorities were resolved for monetary payments and certain other relief. The Company may continue to resolve investigations in a similar manner.

   Asbestos-Related Claims

   Metropolitan Life is a defendant in thousands of lawsuits seeking compensatory and punitive damages for personal injuries allegedly caused by exposure to asbestos or asbestos-containing products. Metropolitan Life has never engaged in the business of manufacturing, producing, distributing or selling asbestos or asbestos-containing products nor has Metropolitan Life issued liability or workers' compensation insurance to companies in the business of manufacturing, producing, distributing or selling asbestos or asbestos-containing products. Rather, these lawsuits have principally been based upon allegations relating to certain research, publication and other activities of one or more of Metropolitan Life's employees during the period from the 1920's through approximately the 1950's and alleging that Metropolitan Life learned or should have learned of certain health risks posed by asbestos and, among other things, improperly publicized or failed to disclose those health risks. Metropolitan Life believes that it should not have legal liability in such cases.

   Legal theories asserted against Metropolitan Life have included negligence, intentional tort claims and conspiracy claims concerning the health risks associated with asbestos. Although Metropolitan Life believes it has meritorious defenses to these claims, and has not suffered any adverse monetary judgments in respect of these claims, due to the risks and expenses of litigation, almost all past cases have been resolved by settlements. Metropolitan Life's defenses (beyond denial of certain factual allegations) to plaintiffs' claims include that: (i) Metropolitan Life owed no duty to the plaintiffs--it had no special relationship with the plaintiffs and did not manufacture, produce, distribute or sell the asbestos products that allegedly injured plaintiffs; (ii) plaintiffs cannot demonstrate justifiable detrimental reliance; and (iii) plaintiffs cannot demonstrate proximate causation. In defending asbestos cases, Metropolitan Life selects various strategies depending upon the jurisdictions in which such cases are brought and other factors which, in Metropolitan Life's judgment, best protect Metropolitan Life's interests. Strategies include seeking to settle or compromise claims, motions challenging the legal or factual basis for such claims or defending on the merits at trial. In early 2002 and in early 2003, two trial courts granted motions dismissing claims against Metropolitan Life on some or all of the above grounds. Other courts have denied motions brought by Metropolitan Life to dismiss cases without the necessity of trial. There can be no assurance that Metropolitan Life will receive favorable decisions on motions in the future. Metropolitan Life intends to continue to exercise its best judgment regarding settlement or defense of such cases, including when trials of these cases are appropriate.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The following table sets forth the total number of asbestos personal injury claims pending against Metropolitan Life as of the dates indicated, the number of new claims during the years ended on those dates and the total settlement payments made to resolve asbestos personal injury claims during those years:

                                                             At or for the years ended
                                                                   December 31,
                                                             ------------------------
                                                               2002     2001    2000
                                                             --------  ------- -------
Asbestos personal injury claims at year end (approximate)...  106,500   89,000  73,000
Number of new claims during the year (approximate)..........   66,000   59,500  54,500
Settlement payments during the year (dollars in millions)(1) $   95.1  $  90.7 $  71.1

--------
(1) Settlement payments represent payments made by Metropolitan Life during the year in connection with settlements made in that year and in prior years. Amounts do not include Metropolitan Life's attorneys' fees and expenses and do not reflect amounts received from insurance carriers.

   During the fourth quarter of 2002, Metropolitan Life analyzed its claims experience and reviewed external publications and numerous variables to identify trends and assessed their impact on its recorded asbestos liability. Certain publications suggest a trend towards more asbestos-related claims and a greater awareness of asbestos litigation generally by potential plaintiffs and plaintiffs' lawyers. Plaintiffs' lawyers continue to advertise heavily with respect to asbestos litigation. Bankruptcies and reorganizations of other defendants in asbestos litigation may increase the pressures on remaining defendants, including Metropolitan Life. Through the first nine months of 2002, the number of new claims received by Metropolitan Life was lower than those received during the comparable 2001 period. However, the number of new claims received by Metropolitan Life during the fourth quarter of 2002 was significantly higher than those received in the prior year quarter, resulting in more new claims being received by Metropolitan Life in 2002 than in 2001. Factors considered also included expected trends in filing cases, the dates of initial exposure of plaintiffs to asbestos, the likely percentage of total asbestos claims which included Metropolitan Life as a defendant and experience in claims settlement negotiations.

   Metropolitan Life also considered views derived from actuarial calculations it made in the fourth quarter of 2002. These calculations were made using, among other things, current information regarding Metropolitan Life's claims and settlement experience, information available in public reports, as well as a study regarding the possible future incidence of mesothelioma. Based on all of the above information, including greater than expected claims experience over the last three years, Metropolitan Life expects to receive more claims in the future than it had previously expected. Previously, Metropolitan Life's liability reflected that the increase in asbestos-related claims was a result of an acceleration in the reporting of such claims; the liability now reflects that such an increase is also the result of an increase in the total number of asbestos-related claims expected to be received by Metropolitan Life. Accordingly, Metropolitan Life increased its recorded liability for asbestos-related claims by $402 million from approximately $820 million to $1,225 million at December 31, 2002. This total recorded asbestos-related liability (after the self-insured retention) is within the coverage of the excess insurance policies discussed below.

   During 1998, Metropolitan Life paid $878 million in premiums for excess insurance policies for asbestos-related claims. The excess insurance policies for asbestos-related claims provide for recovery of losses up to $1,500 million, which is in excess of a $400 million self-insured retention. The asbestos-related policies are also subject to annual and per-claim sublimits. Amounts are recoverable under the policies annually with respect to claims paid during the prior calendar year. Although amounts paid by Metropolitan Life in any given year that may be recoverable in the next calendar year under the policies will be reflected as a reduction in the Company's operating cash flows for the year in which they are paid, management believes that the payments will not have a material adverse effect on the Company's liquidity.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Each asbestos-related policy contains an experience fund and a reference fund that provides for payments to the Company at the commutation date if the reference fund is greater than zero at commutation or pro rata reductions from time to time in the loss reimbursements to the Company if the cumulative return on the reference fund is less than the return specified in the experience fund. The return in the reference fund is tied to performance of the Standard & Poor's 500 Index and the Lehman Brothers Aggregate Bond Index. A claim will be made under the excess insurance policies in 2003 for the amounts paid with respect to asbestos litigation in excess of the retention. Based on performance of the reference fund, at December 31, 2002, the loss reimbursements to the Company in 2003 and the amount recoverable with respect to later periods will be $42 million less than the amount of the recorded losses. Such foregone loss reimbursements may be recovered upon commutation depending upon future performance of the reference fund. The foregone loss reimbursements are estimated to be $9 million with respect to 2002 claims and $42 million in the aggregate.

   The $402 million increase in the recorded liability for asbestos claims less the foregone loss reimbursement adjustment of $42 million ($27 million net of income tax) resulted in an increase in the recoverable of $360 million. At December 31, 2002, a portion ($136 million) of the $360 million recoverable was recognized in income while the remainder ($224 million) was recorded as a deferred gain which is expected to be recognized in income in the future over the estimated settlement period of the excess insurance policies. The $402 million increase in the recorded liability, less the portion of the recoverable recognized in income, resulted in a net expense of $266 million ($169 million net of income tax). The $360 million recoverable may change depending on the future performance of the Standard & Poor's 500 Index and the Lehman Brothers Aggregate Bond Index.

   As a result of the excess insurance policies, $1,237 million is recorded as a recoverable at December 31, 2002 ($224 million of which is recorded as a deferred gain as mentioned above); the amount includes recoveries expected to be obtained in 2003 for amounts paid in 2002. If at some point in the future, the Company believes the liability for probable and estimable losses for asbestos-related claims should be increased, an expense would be recorded and the insurance recoverable would be adjusted subject to the terms, conditions and limits of the excess insurance policies. Portions of the change in the insurance recoverable would be recorded as a deferred gain and amortized into income over the estimated remaining settlement period of the insurance policies.

   The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for asbestos-related claims. The ability of Metropolitan Life to estimate its ultimate asbestos exposure is subject to considerable uncertainty due to numerous factors. The availability of data is limited and it is difficult to predict with any certainty numerous variables that can affect liability estimates, including the number of future claims, the cost to resolve claims, the disease mix and severity of disease, the jurisdiction of claims filed, tort reform efforts and the impact of any possible future adverse verdicts and their amounts.

   Recent bankruptcies of other companies involved in asbestos litigation, as well as advertising by plaintiffs' asbestos lawyers, may be resulting in an increase in the number of claims and the cost of resolving claims, as well as the number of trials and possible adverse verdicts Metropolitan Life may experience. Plaintiffs are seeking additional funds from defendants, including Metropolitan Life, in light of such recent bankruptcies by certain other defendants. It is likely that bills will be introduced in 2003 in the United States Congress to reform asbestos litigation. While the Company strongly supports reform efforts, there can be no assurance that legislative reforms will be enacted. Metropolitan Life will continue to study its claims experience, review external literature regarding asbestos claims experience in the United States and consider numerous variables that can affect its asbestos liability exposure, including bankruptcies of other companies involved in asbestos litigation and legislative and judicial developments, to identify trends and to assess their impact on the recorded asbestos liability.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The number of asbestos cases that may be brought or the aggregate amount of any liability that Metropolitan Life may ultimately incur is uncertain. Accordingly, it is reasonably possible that the Company's total exposure to asbestos claims may be greater than the liability recorded by the Company in its consolidated financial statements and that future charges to income may be necessary. While the potential future charges could be material in particular quarterly or annual periods in which they are recorded, based on information currently known by management, it does not believe any such charges are likely to have a material adverse effect on the Company's consolidated financial position.

   Property and Casualty Actions

   Purported class action suits involving claims by policyholders for the alleged diminished value of automobiles after accident-related repairs have been filed in Rhode Island, Texas, Georgia and Tennessee against Metropolitan Property and Casualty Insurance Company. Rhode Island and Texas trial courts denied plaintiffs' motions for class certification and a hearing on plaintiffs' motion in Tennessee for class certification is to be scheduled. A settlement has been reached in the Georgia class action; the Company determined to settle the case in light of a Georgia Supreme Court decision involving another insurer. The settlement is being implemented. A purported class action has been filed against Metropolitan Property and Casualty Insurance Company's subsidiary, Metropolitan Casualty Insurance Company, in Florida. The complaint alleges breach of contract and unfair trade practices with respect to allowing the use of parts not made by the original manufacturer to repair damaged automobiles. Discovery is ongoing and a motion for class certification is pending. Total loss valuation methods are the subject of national class actions involving other insurance companies. A Pennsylvania state court purported class action lawsuit filed in 2001 alleges that Metropolitan Property and Casualty Insurance Company improperly took depreciation on partial homeowner losses where the insured replaced the covered item. The court has dismissed the action. An appeal has been filed. Metropolitan Property and Casualty Insurance Company and Metropolitan Casualty Insurance Company are vigorously defending themselves against these lawsuits.

   Demutualization Actions

   Several lawsuits were brought in 2000 challenging the fairness of Metropolitan Life's plan of reorganization and the adequacy and accuracy of Metropolitan Life's disclosure to policyholders regarding the plan. These actions name as defendants some or all of Metropolitan Life, the Holding Company, the individual directors, the Superintendent and the underwriters for MetLife, Inc.'s initial public offering, Goldman Sachs & Company and Credit Suisse First Boston. Five purported class actions pending in the New York state court in New York County were consolidated within the commercial part. In addition, there remained a separate purported class action in New York state court in New York County. Another purported class action in New York state court in Kings County has been voluntarily held in abeyance by plaintiffs. The plaintiffs in the state court class actions seek injunctive, declaratory and compensatory relief, as well as an accounting and, in some instances, punitive damages. Some of the plaintiffs in the above described actions also have brought a proceeding under Article 78 of New York's Civil Practice Law and Rules challenging the Opinion and Decision of the Superintendent who approved the plan. In this proceeding, petitioners seek to vacate the Superintendent's Opinion and Decision and enjoin him from granting final approval of the plan. This case also is being held in abeyance by plaintiffs. Another purported class action was filed in New York state court in New York County on behalf of a purported class of beneficiaries of Metropolitan Life annuities purchased to fund structured settlements claiming that the class members should have received common stock or cash in connection with the demutualization. Metropolitan Life's motion to dismiss this case was granted in a decision filed on October 31, 2002. Plaintiff has withdrawn her notice of appeal. Three purported class actions were filed in the United States District Court for the Eastern District of New York claiming violation of the Securities Act of 1933. The plaintiffs in these actions, which have been consolidated, claim that the Policyholder Information Booklets relating to the plan failed to disclose certain material facts and seek rescission and compensatory damages. Metropolitan Life's motion to dismiss these three cases was denied in 2001. On February 4, 2003, plaintiffs filed a consolidated amended complaint adding a fraud

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES claim under the Securities Exchange Act of 1934. A purported class action also was filed in the United States District Court for the Southern District of New York seeking damages from Metropolitan Life and the Holding Company for alleged violations of various provisions of the Constitution of the United States in connection with the plan of reorganization. In 2001, pursuant to a motion to dismiss filed by Metropolitan Life, this case was dismissed by the District Court. In January 2003, the United States Court of Appeals for the Second Circuit affirmed the dismissal. Metropolitan Life, the Holding Company and the individual defendants believe they have meritorious defenses to the plaintiffs' claims and are contesting vigorously all of the plaintiffs' claims in these actions.

   In 2001, a lawsuit was filed in the Superior Court of Justice, Ontario, Canada on behalf of a proposed class of certain former Canadian policyholders against the Holding Company, Metropolitan Life, and Metropolitan Life Insurance Company of Canada. Plaintiffs' allegations concern the way that their policies were treated in connection with the demutualization of Metropolitan Life; they seek damages, declarations, and other non-pecuniary relief. The defendants believe they have meritorious defenses to the plaintiffs' claims and will contest vigorously all of plaintiffs' claims in this matter.

   In July 2002, a lawsuit was filed in the United States District Court for the Eastern District of Texas on behalf of a proposed class comprised of the settlement class in the Metropolitan Life sales practices class action settlement approved in December 1999 by the United States District Court for the Western District of Pennsylvania. The Holding Company, Metropolitan Life, the trustee of the policyholder trust, and certain present and former individual directors and officers of Metropolitan Life are named as defendants. Plaintiffs' allegations concern the treatment of the cost of the settlement in connection with the demutualization of Metropolitan Life and the adequacy and accuracy of the disclosure, particularly with respect to those costs. Plaintiffs seek compensatory, treble and punitive damages, as well as attorneys' fees and costs. The defendants' motion to transfer the lawsuit to the Western District of Pennsylvania was granted on February 14, 2003. The defendants' motion to dismiss is pending. Plaintiffs have filed a motion for class certification which the Texas court has adjourned. The defendants believe they have meritorious defenses to the plaintiffs' claims and will contest them vigorously.

   Race-Conscious Underwriting Claims

   Insurance Departments in a number of states initiated inquiries in 2000 about possible race-conscious underwriting of life insurance. These inquiries generally have been directed to all life insurers licensed in their respective states, including Metropolitan Life and certain of its subsidiaries. The New York Insurance Department has concluded its examination of Metropolitan Life concerning possible past race-conscious underwriting practices. Metropolitan Life has cooperated fully with that inquiry. Four purported class action lawsuits filed against Metropolitan Life in 2000 and 2001 alleging racial discrimination in the marketing, sale, and administration of life insurance policies have been consolidated in the United States District Court for the Southern District of New York. The plaintiffs seek unspecified monetary damages, punitive damages, reformation, imposition of a constructive trust, a declaration that the alleged practices are discriminatory and illegal, injunctive relief requiring Metropolitan Life to discontinue the alleged discriminatory practices and adjust policy values, and other relief. Metropolitan Life has entered into settlement agreements to resolve the regulatory examination and the actions pending in the United States District Court for the Southern District of New York. The class action settlement, which has received preliminary approval from the court, must receive final approval before it can be implemented. A fairness hearing was held on February 7, 2003. The regulatory settlement agreement is conditioned upon final approval of the class action settlement. Metropolitan Life recorded a charge in the fourth quarter of 2001 in connection with the anticipated resolution of these matters and believes that charge is adequate to cover the costs associated with these settlements.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Sixteen lawsuits involving approximately 125 plaintiffs have been filed in federal and state court in Alabama, Mississippi and Tennessee alleging federal and/or state law claims of racial discrimination in connection with the sale, formation, administration or servicing of life insurance policies. Metropolitan Life is contesting vigorously plaintiffs' claims in these actions.

   Other

   In 2001, a putative class action was filed against Metropolitan Life in the United States District Court for the Southern District of New York alleging gender discrimination and retaliation in the MetLife Financial Services unit of the Individual segment. The plaintiffs seek unspecified compensatory damages, punitive damages, a declaration that the alleged practices are discriminatory and illegal, injunctive relief requiring Metropolitan Life to discontinue the alleged discriminatory practices, an order restoring class members to their rightful positions (or appropriate compensation in lieu thereof), and other relief. Metropolitan Life is vigorously defending itself against these allegations.

   A lawsuit has been filed against Metropolitan Life in Ontario, Canada by Clarica Life Insurance Company regarding the sale of the majority of Metropolitan Life's Canadian operation to Clarica in 1998. Clarica alleges that Metropolitan Life breached certain representations and warranties contained in the sale agreement, that Metropolitan Life made misrepresentations upon which Clarica relied during the negotiations and that Metropolitan Life was negligent in the performance of certain of its obligations and duties under the sale agreement. Metropolitan Life is vigorously defending itself against this lawsuit.

   A putative class action lawsuit is pending in the United States District Court for the District of Columbia, in which plaintiffs allege that they were denied certain ad hoc pension increases awarded to retirees under the Metropolitan Life retirement plan. The ad hoc pension increases were awarded only to retirees (i.e., individuals who were entitled to an immediate retirement benefit upon their termination of employment) and were not available to individuals like plaintiffs whose employment, or whose spouses' employment, had terminated before they became eligible for an immediate retirement benefit. The district court denied the parties' cross-motions for summary judgment to allow for discovery. Discovery has not yet commenced pending the court's ruling as to the timing of a class certification motion. The plaintiffs seek to represent a class consisting of former Metropolitan Life employees, or their surviving spouses, who are receiving deferred vested annuity payments under the retirement plan and who were allegedly eligible to receive the ad hoc pension increases awarded in 1977, 1980, 1989, 1992, 1996 and 2001, as well as increases awarded in earlier years. Metropolitan Life is vigorously defending itself against these allegations.

   A reinsurer of universal life policy liabilities of Metropolitan Life and certain affiliates is seeking rescission and has commenced an arbitration proceeding claiming that, during underwriting, material misrepresentations or omissions were made. The reinsurer also has sent a notice purporting to increase reinsurance premium rates. Metropolitan Life and these affiliates intend to vigorously defend themselves against the claims of the reinsurer, including the purported rate increase.

   Various litigation, claims and assessments against the Company, in addition to those discussed above and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Summary

   It is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses, except as noted above in connection with specific matters. In some of the matters referred to above, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's consolidated financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's consolidated net income or cash flows in particular quarterly or annual periods.

  Leases

   In accordance with industry practice, certain of the Company's income from lease agreements with retail tenants is contingent upon the level of the tenants' sales revenues. Additionally, the Company, as lessee, has entered into various lease and sublease agreements for office space, data processing and other equipment. Future minimum rental and sublease income, and minimum gross rental payments relating to these lease agreements were as follows:

                    Rental Income Sublease Income Gross Rental Payments
                    ------------- --------------- ---------------------
                                   (Dollars in millions)
         2003......    $  540           $14               $184
         2004......       510            12                160
         2005......       464            11                145
         2006......       428            10                130
         2007......       379             9                114
         Thereafter     1,724             8                643

  Commitments to Fund Partnership Investments

   The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $1,667 million and $1,898 million at December 31, 2002 and 2001, respectively. The Company anticipates that these amounts will be invested in the partnerships over the next three to five years.

  Guarantees

   In the course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future.

   In the context of disposition transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation ranging from $1 million to $800 million, while in other cases such limitations are not specified or applicable. Since certain of

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount due under these guarantees in the future.

   In addition, Metropolitan Life and its subsidiaries indemnify their respective directors and officers as provided in their charters and by-laws. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount due under these indemnities in the future.

   The Company has not recorded any liability for these indemnities, guarantees and commitments in the accompanying consolidated balance sheets at December 31, 2002 or 2001.

12.  Acquisitions and Dispositions

  Dispositions

   In December 2002, the Company completed its sales of Cova Corporation, MetLife Investors Group, Inc., MetLife International Holdings, Inc., Walnut Street Securities, Inc., Seguros Genesis S.A., MetLife Pensiones S.A. and Metropolitan Life Seguros de Vida S.A. to the Holding Company. The amount received in excess of book value of $149 million was recorded as a capital contribution from the Holding Company. Total assets and total liabilities of the entities sold at the date of sale were $17,853 million and $16,545 million, respectively. Total revenues of the entities sold included in the consolidated statements of income were $1,648 million, $1,463 million, and $1,256 million for the years ended December 31, 2002, 2001 and 2000, respectively.

   In December 2001, the Company completed its sale of MIAC to the Holding Company. The amount received in excess of book value of $96 million was recorded as a capital contribution from the Holding Company. Total assets and total liabilities of MIAC at the date of sale were $6,240 million and $5,219 million, respectively. Total revenues of MIAC included in the consolidated statements of income were $391 million and $509 million for the years ended December 31, 2001 and 2000, respectively.

   In July 2001, the Company completed its sale of Conning Corporation ("Conning"), an affiliate acquired in the acquisition of GenAmerica Financial Corporation ("GenAmerica"). Conning specialized in asset management for insurance company investment portfolios and investment research. The Company received $108 million in the transaction and reported a gain of approximately $25 million in the third quarter of 2001.

   In October 2000, the Company completed the sale of its 48% ownership interest in its affiliates, Nvest, L.P. and Nvest Companies L.P. This transaction resulted in an investment gain of $663 million.

  Acquisitions

   In January 2000, Metropolitan Life completed its acquisition of GenAmerica, a holding company which included General American Life Insurance Company, approximately 49% of the outstanding shares of RGA common stock, and 61% of the outstanding shares of Conning common stock which was subsequently sold in 2001. Metropolitan Life owned 9% of the outstanding shares of RGA common stock prior to the completion of the GenAmerica acquisition. During 2002, MetLife, Inc. purchased additional shares of RGA's outstanding common stock. These purchases are intended to offset potential future dilution of the Company's holding of RGA's common stock arising from the issuance by RGA of company-obligated mandatorily redeemable securities of a subsidiary trust on December 10, 2001. At December 31, 2002 and 2001, Metropolitan Life's ownership percentage of the outstanding shares of common stock was approximately 58%.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   In April 2000, Metropolitan Life acquired the outstanding shares of Conning common stock not already owned by Metropolitan Life for $73 million. The shares of Conning were subsequently sold in their entirety in July 2001.

13.  Business Realignment Initiatives

   During the fourth quarter of 2001, the Company implemented several business realignment initiatives, which resulted from a strategic review of operations and an ongoing commitment to reduce expenses. The following tables represent the original expenses recorded in the fourth quarter of 2001 and the remaining liability as of December 31, 2002:

                                      Pre-tax Charges Recorded in the Fourth Quarter of 2001
                                      ------------------------------------------------------
                                      Institutional    Individual    Auto & Home    Total
                                      -------------    ----------    -----------    -----
                                                (Dollars in millions)
Severance and severance-related costs     $  9            $32            $ 3        $ 44
Facilities' consolidation costs......        3             65             --          68
Business exit costs..................      387             --             --         387
                                          ----            ---            ---        ----
   Total.............................     $399            $97            $ 3        $499
                                          ====            ===            ===        ====

                                      Remaining Liability as of December 31, 2002
                                      ------------------------------------------------------
                                      Institutional    Individual    Auto & Home    Total
                                      -------------    ----------    -----------    -----
                                                (Dollars in millions)
Severance and severance-related costs     $ --            $ 1            $--        $  1
Facilities' consolidation costs......       --             13             --          13
Business exit costs..................       40             --             --          40
                                          ----            ---            ---        ----
   Total.............................     $ 40            $14            $--        $ 54
                                          ====            ===            ===        ====

   The 2001 facilities' consolidation costs include $15 million of charges related to MetLife Investors Group, Inc., a subsidiary sold to the Holding Company in December 2002. The remaining liability as of December 31, 2002 related to this subsidiary, which is not included in the above table, was $4 million.

   Institutional. The charges to this segment in the fourth quarter of 2001 include costs associated with exiting a business, including the write-off of goodwill, severance and severance-related costs, and facilities' consolidation costs. These expenses are the result of the discontinuance of certain 401(k) recordkeeping services and externally-managed guaranteed index separate accounts. These actions resulted in charges to policyholder benefits and claims and other expenses of $215 million and $184 million, respectively. During the fourth quarter of 2002, approximately $30 million of the charges recorded in 2001 were released into income primarily as a result of the accelerated implementation of the Company's exit from the large market 401(k) business. The business realignment initiatives will result in the elimination of approximately 930 positions. As of December 31, 2002, there were approximately 340 terminations to be completed. The Company continues to carry a liability as of December 31, 2002 since the exit plan could not be completed within one year due to circumstances outside the Company's control, and since certain of its contractual obligations extended beyond one year.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Individual. The charges to this segment in the fourth quarter of 2001 include facilities' consolidation costs, severance and severance-related costs, which predominately stem from the elimination of approximately 560 non-sales positions and 190 operations and technology positions supporting this segment. As of December 31, 2002, there were approximately 25 terminations to be completed. These costs were recorded in other expenses. The remaining liability as of December 31, 2002 is due to certain contractual obligations that extended beyond one year.

   Auto & Home. The charges to this segment in the fourth quarter of 2001 include severance and severance-related costs associated with the elimination of approximately 200 positions. All terminations were completed as of December 31, 2002. The costs were recorded in other expenses.

14.  Income Taxes

   The provision for income taxes for continuing operations was as follows:

                                            Years ended December 31,
                                            -----------------------
                                             2002    2001     2000
                                             -----   ----    -----
                                            (Dollars in millions)
                 Current:
                    Federal................ $ 841    $(22)   $(131)
                    State and local........   (18)     (4)      34
                    Foreign................    (5)     15        5
                                             -----    ----   -----
                                              818     (11)     (92)
                                             -----    ----   -----
                 Deferred:
                    Federal................  (322)    775      513
                    State and local........    17      32        8
                    Foreign................    12       1        6
                                             -----    ----   -----
                                             (293)    808      527
                                             -----    ----   -----
                 Provision for income taxes $ 525    $797    $ 435
                                             =====    ====   =====

   Reconciliations of the income tax provision at the U.S. statutory rate to the provision for income taxes for continuing operations were as follows:

                                                     Years ended December 31,
                                                     -----------------------
                                                     2002    2001     2000
                                                     ----    ----     -----
                                                     (Dollars in millions)
        Tax provision at U.S. statutory rate........ $590    $771    $ 457
        Tax effect of:
           Tax exempt investment income.............  (86)    (82)     (52)
           Surplus tax..............................   --      --     (145)
           State and local income taxes.............   21      35       30
           Prior year taxes.........................   (8)     36      (37)
           Demutualization costs....................   --      --       21
           Payment to former Canadian policyholders.   --      --      114
           Sales of businesses......................   --       5       31
           Other, net...............................    8      32       16
                                                      ----    ----    -----
        Provision for income taxes.................. $525    $797    $ 435
                                                      ====    ====    =====

   Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Net deferred income tax assets and liabilities consisted of the following:


                                                        December 31,
                                                      --------------------
                                                        2002       2001
                                                       -------    -------
                                                      (Dollars in millions)
         Deferred income tax assets:
            Policyholder liabilities and receivables. $ 3,020    $ 3,033
            Net operating losses.....................     187        318
            Employee benefits........................      --        123
            Litigation related.......................      95        279
            Other....................................     286        438
                                                       -------    -------
                                                        3,588      4,191
            Less: Valuation allowance................      14        114
                                                       -------    -------
                                                        3,574      4,077
                                                       -------    -------
         Deferred income tax liabilities:............
            Investments..............................   1,597      2,053
            Deferred policy acquisition costs........   2,699      2,756
            Employee benefits........................      65         --
            Net unrealized investment gains..........   1,124      1,037
            Other....................................      36        124
                                                       -------    -------
                                                        5,521      5,970
                                                       -------    -------
         Net deferred income tax liability........... $(1,947)   $(1,893)
                                                       =======    =======

   Domestic net operating loss carryforwards amount to $503 million at December 31, 2002 and will expire beginning in 2019. Foreign net operating loss carryforwards amount to $42 million at December 31, 2002 and were generated in various foreign countries with expiration periods of five years to infinity.

   The Company has recorded a valuation allowance related to tax benefits of certain foreign net operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain foreign net operating loss carryforwards will not be realized. The tax benefit will be recognized when management believes that it is more likely than not that these deferred income tax assets are realizable.

   The Internal Revenue Service has audited the Company for the years through and including 1996. The Company is being audited for the years 1997, 1998, and 1999. The Company believes that any adjustments that might be required for open years will not have a material effect on the Company's consolidated financial statements.

15.  Reinsurance

   The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and to provide additional capacity for future growth. The Company currently reinsures up to 90% of the mortality risk for all new individual life insurance policies that it writes through its various franchises. This practice was initiated by different franchises for different products starting at various points in time between 1992 and 2000. Risks in excess of $25 million on single life policies and $30 million on survivorship policies are 100% coinsured. In addition, in 1998, the Company reinsured substantially all of the

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES mortality risk on its universal life policies issued since 1983. RGA retains a maximum of $4 million of coverage per individual life with respect to its assumed reinsurance business. The Company reinsures its business through a diversified group of reinsurers. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks of specific characteristics. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements.

   In addition to reinsuring mortality risk, the Company reinsures other risks and specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which are an inherent risk of the property and casualty business and could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of loss and quota share reinsurance arrangements to limit its maximum loss, provide greater diversification of risk and minimize exposure to larger risks.

   The Company has also protected itself through the purchase of combination risk coverage. This reinsurance coverage pools risks from several lines of business and includes individual and group life claims in excess of $2 million per policy, as well as excess property and casualty losses, among others.

   See Note 11 for information regarding certain excess of loss reinsurance agreements providing coverage for risks associated primarily with sales practices claims.

   The amounts in the consolidated statements of income are presented net of reinsurance ceded. The effects of reinsurance were as follows:

                                                             Years ended December 31,
                                                            -------------------------
                                                              2002     2001     2000
                                                            -------  -------  -------
                                                              (Dollars in millions)
Direct premiums............................................ $17,811  $16,257  $15,661
Reinsurance assumed........................................   2,973    2,786    2,858
Reinsurance ceded..........................................  (2,314)  (2,020)  (2,256)
                                                            -------  -------  -------
Net premiums............................................... $18,470  $17,023  $16,263
                                                            =======  =======  =======
Reinsurance recoveries netted against policyholder benefits $ 2,631  $ 2,069  $ 1,934
                                                            =======  =======  =======

   Reinsurance recoverables, included in premiums and other receivables, were $3,533 million and $3,312 million at December 31, 2002 and 2001, respectively, including $1,348 million and $1,356 million, respectively, relating to reinsurance of long-term guaranteed interest contracts and structured settlement lump sum contracts accounted for as a financing transaction. Reinsurance and ceded commissions payables, included in other liabilities, were $45 million and $103 million at December 31, 2002 and 2001, respectively.

   Included in premiums and other receivables are reinsurance recoverables due from Exeter Reassurance Company, Limited, a related party, of $502 million and $644 million at December 31, 2002 and 2001, respectively. Included in other policyholder funds are reinsurance liabilities assumed from MIAC, a related party, of $763 and $778 million at December 31, 2002 and 2001, respectively.

   Included in future policy benefits and other policyholder funds are reinsurance liabilities assumed from Cova Corporation , MetLife Investor's Group, Inc. and MetLife International Holdings, Inc., related parties, of $772 million and $931 million, respectively, at December 31, 2002. These entities were sold at December 31, 2002. See note 12.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The following provides an analysis of the activity in the liability for benefits relating to property and casualty and group accident and non-medical health policies and contracts:

                                             Years ended December 31,
                                            -------------------------
                                              2002     2001     2000
                                            -------  -------  -------
                                              (Dollars in millions)
          Balance at January 1............. $ 4,597  $ 4,226  $ 3,790
             Reinsurance recoverables......    (457)    (410)    (415)
                                            -------  -------  -------
          Net balance at January 1.........   4,140    3,816    3,375
                                            -------  -------  -------
          Incurred related to:
             Current year..................   4,116    4,182    3,786
             Prior years...................     (85)     (84)    (112)
                                            -------  -------  -------
                                              4,031    4,098    3,674
                                            -------  -------  -------
          Paid related to:
             Current year..................  (2,503)  (2,538)  (2,215)
             Prior years...................  (1,303)  (1,236)  (1,018)
                                            -------  -------  -------
                                             (3,806)  (3,774)  (3,233)
                                            -------  -------  -------
          Net Balance at December 31.......   4,365    4,140    3,816
             Add: Reinsurance recoverables.     478      457      410
                                            -------  -------  -------
          Balance at December 31........... $ 4,843  $ 4,597  $ 4,226
                                            =======  =======  =======

16.  Other Expenses

   Other expenses were comprised of the following:

                                                                                 Years ended December 31,
                                                                                -------------------------
                                                                                  2002     2001     2000
                                                                                -------  -------  -------
                                                                                  (Dollars in millions)
Compensation................................................................... $ 2,423  $ 2,447  $ 2,712
Commissions....................................................................   1,938    1,649    1,638
Interest and debt issue costs..................................................     242      312      436
Amortization of policy acquisition costs (excludes amortization of $11, $21 and
  $(95), respectively, related to investment gains (losses))...................   1,501    1,434    1,472
Capitalization of policy acquisition costs.....................................  (2,227)  (2,018)  (1,805)
Rent, net of sublease income...................................................     289      280      230
Minority interest..............................................................      74       57      115
Other..........................................................................   2,349    2,759    2,510
                                                                                -------  -------  -------
   Total other expenses........................................................ $ 6,589  $ 6,920  $ 7,308
                                                                                =======  =======  =======

17.  Stockholder's Equity

  Dividend Restrictions

   Under the New York Insurance Law, Metropolitan Life is permitted without prior insurance regulatory clearance to pay a stockholder dividend to the Holding Company as long as the aggregate amount of all such

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES dividends in any calendar year does not exceed the lesser of (i) 10% of its surplus to policyholders as of the immediately preceding calendar year and (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). Metropolitan Life will be permitted to pay a stockholder dividend to the Holding Company in excess of the lesser of such two amounts only if it files notice of its intention to declare such a dividend and the amount thereof with the Superintendent and the Superintendent does not disapprove the distribution. Under the New York Insurance Law, the Superintendent has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. The Department has established informal guidelines for such determinations. The guidelines, among other things, focus on the insurer's overall financial condition and profitability under statutory accounting practices. For the year ended December 31, 2002, Metropolitan Life paid to MetLife, Inc. $535 million in dividends for which prior insurance regulatory clearance was not required and $369 million in special dividends, as approved by the Superintendent. For the year ended December 31, 2001, Metropolitan Life paid to MetLife, Inc. $721 million in dividends for which prior insurance regulatory clearance was not required and $3,033 million in special dividends, as approved by the Superintendent. For the year ended December 31, 2000, Metropolitan Life paid to MetLife, Inc. $763 million in dividends for which prior insurance regulatory clearance was not required. Of the total dividend paid, $1,894 million (retained earnings from date of demutualization through the month the dividend was paid) was charged to retained earnings and $1,860 million was charged to additional paid-in-capital. At December 31, 2002, Metropolitan Life could pay the Holding Company a dividend of $662 million without prior approval of the Superintendent.

  Stock Compensation Plans

   Under the MetLife, Inc. 2000 Stock Incentive Plan (the "Stock Incentive Plan"), awards may be granted to Metropolitan Life employees in the form of non-qualified or incentive stock options qualifying under Section 422A of the Internal Revenue Code. Under the MetLife, Inc. 2000 Directors Stock Plan, (the "Directors Stock Plan") awards granted may be in the form of stock awards or non-qualified stock options or a combination of the foregoing to outside Directors of the Company. The aggregate number of shares of stock that may be awarded under the Stock Incentive Plan is subject to a maximum limit of 37,823,333 shares for the duration of the plan. The Directors Stock Plan has a maximum limit of 500,000 share awards.

   All options granted have an exercise price equal to the fair market value price of the Company's common stock on the date of grant, and an option's maximum term is ten years. Certain options under the Stock Incentive Plan become exercisable over a three-year period commencing with date of grant, while other options become exercisable three years after the date of grant. Options issued under the Directors Stock Plan are exercisable at any time after April 7, 2002.

   MetLife, Inc. applies APB 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, in the measurement of compensation expense, the excess of market price over exercise price is utilized on the first date that both the number of shares and award price are known. For the years ended December 31, 2002 and 2001, compensation expense for non-employees related to MetLife, Inc.'s Stock Incentive Plan and Directors Stock Plan was $2 million and $1 million, respectively. This expense is allocated to the Company to properly reflect compensation expense related to Metropolitan Life employees.

   Had the compensation cost for the MetLife, Inc. Stock Incentive Plan and Directors Stock Plan allocable to the Company been determined based on fair value at the grant date for awards under those plans consistent with the method of SFAS No. 123, the Company's net income for the years ended December 31, 2002 and 2001 would have been reduced to a pro forma amount of $1,570 million and $1,468 million, respectively.

   The pro forma net income is not necessarily representative of the effects on net income in future years. The pro forma net income includes the Company's ownership share of compensation costs related to RGA's incentive stock plan determined in accordance with SFAS 123.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The fair value of each option grant is estimated on the date of the grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants for the:

                                             2002       2001
                                          ----------- ---------
                 Dividend yield:.........    0.68%      0.68%
                 Risk-free rate of return 4.74%-5.52%   5.72%
                 Volatility.............. 25.3%-30.3%   31.6%
                 Expected duration.......  4-6 years  4-6 years

  Statutory Equity and Income

   Applicable insurance department regulations require that the insurance subsidiaries prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile. Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis. As of December 31, 2001, New York State Statutory Accounting Practices did not provide for deferred income taxes. The Department has adopted a modification to its regulations, effective December 31, 2002, with respect to the admissibility of deferred taxes by New York insurers, subject to certain limitations. Statutory net income of Metropolitan Life, as filed with the Department, was $1,478 million, $2,782 million and $1,027 million for the years ended 2002, 2001 and 2000, respectively; statutory capital and surplus, as filed, was $6,986 million and $5,358 million at December 31, 2002 and 2001, respectively.

   The National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles (the "Codification"), which is intended to standardize regulatory accounting and reporting to state insurance departments, and became effective January 1, 2001. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Department required adoption of the Codification, with certain modifications, for the preparation of statutory financial statements effective January 1, 2001. Further modifications by state insurance departments may impact the effect of the Codification on the statutory capital and surplus of Metropolitan Life and the Holding Company's other insurance subsidiaries.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

18.  Other Comprehensive Income

   The following table sets forth the reclassification adjustments required for the years ended December 31, 2002, 2001 and 2000 to avoid double-counting in other comprehensive income items that are included as part of net income for the current year that have been reported as a part of other comprehensive income in the current or prior year:

                                                                                   Years ended December 31,
                                                                                   -----------------------
                                                                                     2002    2001    2000
                                                                                   -------  ------  ------
                                                                                    (Dollars in millions)
Holding gains on investments arising during the year.............................. $ 2,904  $1,287  $2,807
Income tax effect of holding gains................................................    (976)   (509)   (975)
Reclassification adjustments:
   Recognized holding losses included in current year income......................     339     579     989
   Amortization of premiums and accretion of discounts associated with
     investments..................................................................    (440)   (475)   (498)
   Recognized holding gains allocated to other policyholder amounts...............    (139)    (33)    (54)
   Income tax effect..............................................................      75     (27)   (152)
Allocation of holding losses on investments relating to other policyholder
  amounts.........................................................................  (2,453)   (158)   (977)
Income tax effect of allocation of holding losses to other policyholder amounts...     829      61     340
Unrealized investment gain (losses) of subsidiary at date of sale.................      68    (173)     --
Deferred income taxes on unrealized investment gain (losses) of subsidiary at date
  of sale.........................................................................     (15)     64      --
                                                                                   -------  ------  ------
Net unrealized investment gains...................................................     192     616   1,480
                                                                                   -------  ------  ------
Foreign currency translation adjustments arising during the year..................     137     (58)     (6)
Foreign currency translation of subsidiary at date of sale........................     (65)     19      --
                                                                                   -------  ------  ------
Foreign currency translation adjustment...........................................      72     (39)     (6)
Minimum pension liability adjustment..............................................      --     (18)     (9)
                                                                                   -------  ------  ------
Other comprehensive income........................................................ $   264  $  559  $1,465
                                                                                   =======  ======  ======

19.  Business Segment Information

   The Company provides insurance and financial services to customers in the United States, Canada, Central America, South America, Europe, South Africa, Asia and Australia. The Company's business is divided into six major segments:
Individual, Institutional, Reinsurance, Auto & Home, Asset Management and International. These segments are managed separately because they either provide different products and services, require different strategies or have different technology requirements.

   Individual offers a wide variety of individual insurance and investment products, including life insurance, annuities and mutual funds. Institutional offers a broad range of group insurance and retirement and savings products and services, including group life insurance, non-medical health insurance such as short and long-term disability, long-term care, and dental insurance, and other insurance products and services. Reinsurance provides primarily reinsurance of life and annuity policies in North America and various international markets. Additionally, reinsurance of critical illness policies is provided in select international markets. Auto & Home provides insurance coverages, including private passenger automobile, homeowners and personal excess liability insurance. Asset Management provides a broad variety of asset management products and services to individuals

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES and institutions. International provides life insurance, accident and health insurance, annuities and retirement and savings products to both individuals and groups, and auto and homeowners coverage to individuals.

   Set forth in the tables below is certain financial information with respect to the Company's operating segments as of or for the years ended December 31, 2002, 2001 and 2000. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, except for the method of capital allocation and the accounting for gains and losses from inter-company sales which are eliminated in consolidation. The Company allocates capital to each segment based upon an internal capital allocation system that allows the Company to more effectively manage its capital. The Company evaluates the performance of each operating segment based upon income or loss from operations before provision for income taxes and non-recurring items (e.g. items of unusual or infrequent nature). The Company allocates certain non-recurring items (primarily consisting of expenses associated with the resolution of proceedings alleging race-conscious underwriting practices, sales practices claims and claims for personal injuries caused by exposure to asbestos or asbestos-containing products and demutualization costs) to Corporate & Other.

At or for the year ended                                                Auto     Asset                  Corporate
December 31, 2002                 Individual Institutional Reinsurance & Home  Management International  & Other    Total
------------------------          ---------- ------------- ----------- ------  ---------- ------------- --------- --------
                                                                    (Dollars in millions)
Premiums.........................  $  4,419     $ 8,254      $1,984    $2,828     $ --        $992       $    (7) $ 18,470
Universal life and investment-
  type product policy fees.......     1,267         614          --        --       --          37            --     1,918
Net investment income............     6,036       3,926         378       177       59         241          (117)   10,700
Other revenues...................       454         607          42        26      166          10            95     1,400
Net investment (losses) gains....      (131)       (508)          7       (46)      (4)         (9)          (39)     (730)
Policyholder benefits and
 claims..........................     5,162       9,337       1,517     2,020       --         821             3    18,860
Interest credited to policyholder
 account balances................     1,608         930         146        --       --          28            (1)    2,711
Policyholder dividends...........     1,769         115          --        (1)      --          28            --     1,911
Other expenses...................     2,543       1,529         616       794      211         373           523     6,589
Income (loss) from continuing
 operations before provision for
 income taxes....................       963         982         132       172       10          21          (593)    1,687
Income from discontinued
 operations, net of income
 taxes...........................       201         122          --        --       --          --           127       450
Net income (loss)................       811         759          86       131        6          21          (202)    1,612
Total assets.....................   120,284      94,911       9,458     4,944      191         795        18,812   249,395
Deferred policy acquisition
 costs...........................     7,448         608       1,429       175       --           5             1     9,666
Goodwill, net....................        73          62          96       156       18          --            --       405
Separate account assets..........    21,982      31,935          11        --       --          --           (16)   53,912
Policyholder liabilities.........    84,844      55,460       6,734     2,673       --         248          (343)  149,616
Separate account liabilities.....    21,982      31,935          11        --       --          --           (16)   53,912

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

At or for the year ended                                                Auto     Asset                  Corporate
December 31, 2001                 Individual Institutional Reinsurance & Home  Management International  & Other    Total
------------------------          ---------- ------------- ----------- ------  ---------- ------------- --------- --------
                                                                    (Dollars in millions)
Premiums.........................  $  4,531     $ 7,288      $1,664    $2,755     $ --       $  788      $    (3) $ 17,023
Universal life and investment-
 type product policy fees........     1,245         592          --        --       --           38           (1)    1,874
Net investment income............     6,130       3,965         349       200       71          256          151    11,122
Other revenues...................       527         649          35        22      198           16           85     1,532
Net investment gains (losses)....       838         (15)        (10)      (17)      25          (16)         122       927
Policyholder benefits and
 claims..........................     5,213       8,924       1,373     2,121       --          632            2    18,265
Interest credited to policyholder
 account balances................     1,850       1,012         122        --       --           51           --     3,035
Policyholder dividends...........     1,767         259          --        --       --           34           --     2,060
Other expenses...................     2,763       1,746         478       800      252          315          566     6,920
Income (loss) from continuing
 operations before provision
 for income taxes................     1,678         538          65        39       42           50         (214)    2,198
Income from discontinued
 operations, net of income
 taxes...........................        38          23          --        --       --           --           25        86
Net income (loss)................     1,092         383          39        41       27           16         (111)    1,487
Total assets.....................   127,499      89,620       7,496     4,567      256        3,385       15,042   247,865
Deferred policy acquisition
 costs...........................     8,371         509       1,147       179       --          263            2    10,471
Goodwill, net....................       223          55         106       159       20           12           --       575
Separate account assets..........    31,261      31,177          13        --       --          277          (14)   62,714
Policyholder liabilities.........    84,637      52,035       5,062     2,610       --        1,987         (323)  146,008
Separate account liabilities.....    31,261      31,177          13        --       --          277          (14)   62,714

For the year ended                                                     Auto &    Asset                  Corporate
December 31, 2000                 Individual Institutional Reinsurance  Home   Management International  & Other    Total
------------------                ---------- ------------- ----------- ------  ---------- ------------- --------- --------
                                                                    (Dollars in millions)
Premiums.........................  $  4,625     $ 6,900      $1,444    $2,636     $ --       $  660      $    (2) $ 16,263
Universal life and investment-
 type product policy fees........     1,221         547          --        --       --           53           (1)    1,820
Net investment income............     6,110       3,712         368       194       90          254          301    11,029
Other revenues...................       680         650          29        40      760            9           91     2,259
Net investment gains (losses)....       199        (475)         (2)      (20)      --           18         (138)     (418)
Policyholder benefits and
 claims..........................     5,045       8,178       1,147     2,005       --          562           (2)   16,935
Interest credited to policyholder
 account balances................     1,680       1,090         109        --       --           56           --     2,935
Policyholder dividends...........     1,742         124          15        --       --           32           --     1,913
Payments to former Canadian
 policyholders...................        --          --          --        --       --          327           --       327
Demutualization costs............        --          --          --        --       --           --          230       230
Other expenses...................     3,005       1,514         452       827      784          292          434     7,308
Income (loss) from continuing
 operations before provision
 for income taxes................     1,363         428         116        18       66         (275)        (411)    1,305
Income from discontinued
 operations, net of income
 taxes...........................        36          21          --        --       --           --           22        79
Net income (loss)................       892         307          68        30       34         (285)         (97)      949

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   For the year ended December 31, 2001 the Institutional, Individual, Reinsurance and Auto & Home segments include $287 million, $24 million, $9 million and $5 million, respectively, of pre-tax losses associated with the September 11, 2001 tragedies. See Note 2.

   The Institutional, Individual and Auto & Home segments include $399 million, $97 million and $3 million, respectively, in pre-tax charges associated with business realignment initiatives for the year ended December 31, 2001. See Note 13.

   For the year ended December 31, 2001, the Individual segment includes $118 million of pre-tax expenses associated with the establishment of a policyholder liability for certain group annuity policies.

   For the year ended December 31, 2001, pre-tax gross investment gains of $1,027 million, $142 million and $357 million resulting from the sale of certain real estate properties to MIAC are included in the Individual segment, Institutional segment and Corporate & Other, respectively.

   The Individual segment included an equity ownership interest in Nvest under the equity method of accounting. Nvest was included within the Asset Management segment due to the types of products and strategies employed by the entity. The Individual segment's equity in earnings of Nvest, which is included in net investment income, was $30 million for the year ended December 31, 2000. The Individual segment includes $538 million (after allocating $118 million to participating contracts) of the pre-tax gross investment gain on the sale of Nvest in 2000.

   As part of the GenAmerica acquisition in 2000, the Company acquired Conning, the results of which are included in the Asset Management segment due to the types of products and strategies employed by the entity from its acquisition date to July 2001, the date of its disposition. The Company sold Conning, receiving $108 million in the transaction and reported a gain of approximately $25 million in the third quarter of 2001.

   The Corporate & Other segment consists of various start-up entities and run-off entities, as well as the elimination of all intersegment amounts. The principal component of the intersegment amounts relates to intersegment loans, which bear interest rates commensurate with related borrowings. In addition, the elimination of the Individual segment's ownership interest in Nvest is included for the year ended December 31, 2000.

   Net investment income and net investment gains and losses are based upon the actual results of each segment's specifically identifiable asset portfolio adjusted for allocated capital. Other costs and operating costs were allocated to each of the segments based upon: (i) a review of the nature of such costs,
(ii) time studies analyzing the amount of employee compensation costs incurred by each segment, and (iii) cost estimates included in the Company's product pricing.

   Revenues derived from any customer did not exceed 10% of consolidated revenues. Revenues from U.S. continuing operations were $30,487 million, $31,396 million and $29,959 million for the years ended December 31, 2002, 2001 and 2000, respectively, which represented 96%, 97% and 97%, respectively, of consolidated revenues.

20.  Discontinued Operations

   The Company actively manages its real estate portfolio with the objective to maximize earnings through selective acquisitions and dispositions. Accordingly, the Company sold certain real estate holdings out of its

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES portfolio during 2002. In accordance with SFAS No. 144, income related to real estate classified as held-for-sale on or after January 1, 2002 is presented as discontinued operations.

   The following table presents the components of income from discontinued operations:

                                                  Years Ended December 31,
                                                  -----------------------
                                                   2002     2001    2000
                                                   -----   -----   -----
                                                  (Dollars in millions)
          Investment income...................... $ 375    $ 422   $ 418
          Investment expense.....................  (251)    (297)   (297)
          Net investment gains...................   582       --      --
                                                   -----   -----   -----
             Total revenues......................   706      125     121
          Provision for income taxes.............   256       39      42
                                                   -----   -----   -----
             Income from discontinued operations. $ 450    $  86   $  79
                                                   =====   =====   =====

   The carrying value of real estate related to discontinued operations was $223 million and $1,580 million at December 31, 2002, and 2001, respectively. See Note 19 for discontinued operations by business segment.

21.  Related Parties

   Effective January 1, 2003, MetLife Group, Incorporated, a New York corporation and wholly owned subsidiary of the Holding Company, was formed as a personnel services company to provide personnel, as needed, to support the activities of the Company.

                                     PART C

                                OTHER INFORMATION

Item 24. Financial Statements and Exhibits

      (a)   FINANCIAL STATEMENTS

The following financial statements of the Separate Account are included in Part B hereof:

Security Equity Separate Account Twenty-Six and Separate Account Twenty-Seven
-----------------------------------------------------------------------------
Independent Auditors' Report

Statement of Assets and Liabilities as of December 31, 2002
Statement of Operations for the year ended December 31, 2002
Statement of Changes in Net Assets for the years ended December 31, 2002 and
2001
Notes to Financial Statements

Metropolitan Life Insurance Company
-----------------------------------
Independent Auditors' Report

Consolidated Balance Sheets as of December 31, 2002 and 2001
Consolidated Statements of Income for the years ended December 31, 2002, 2001 and 2000
Consolidated Statements of Stockholder's Equity for the years ended December 31, 2002, 2001 and 2000
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000
Notes to Consolidated Financial Statements

      (b)--Exhibits

            (1)   (a)   Resolutions of the Board of Directors of Security Equity
                        Life Insurance Company ("Security Equity") establishing
                        Separate Account Twenty-Seven filed herewith.

                  (b) Resolutions of Board of Directors of Metropolitan Life Insurance Company regarding responsibilities with respect to Security Equity Separate Account Twenty-Six, Security Equity Separate Account Twenty-Seven, and Security Equity Separate Account Thirteen following merger with Security Equity (adopted July 22, 2003) is incorporated herein by reference to the Registration Statement of Security Equity Separate Account Twenty-Six on Form N-4 (File No. 811-08888) filed on November 3, 2003.

            (2)   Not Applicable

            (3) Principal Underwriting Agreement Between Cova Life Sales Company and Security Equity Life Insurance Company executed May 1, 1999 is incorporated herein by reference to the Registration Statement of Security Equity Separate Account Twenty-Six on Form N-4 (File No. 811-08888) filed on November 3, 2003.

            (4)   (a)   Form of Security Equity Life Insurance Company variable
                        annuity contract (Form Numbers 6000531, 6010531,
                        6030531, 6040531, 6050531, 6060531, 6070531 (7/94) is
                        incorporated herein by reference to the Registration
                        Statement of Security Equity Separate Account Twenty-Six on Form N-4 (File No. 811-08888) filed on November 3,
                        2003.

                  (b) Form of Security Equity Life Insurance Company variable annuity contract 6000531 (7/94) is incorporated herein by reference to Post-Effective Amendment No. 2 (File No. 33-87248) filed on April 25, 1997.

                  (c) Form of Security Equity Life Insurance Company endorsement (individual retirement account endorsement 6090031 7/94)) is incorporated herein by reference to the Registration Statement of Security Equity Separate Account Twenty-Six on Form N-4 (File No. 811-08888) filed on November 3, 2003.

                  (d) Form of Security Equity Life Insurance Company endorsement (individual retirement account endorsement 6090031) is incorporated herein by reference to Post-Effective Amendment No. 2 (File No. 33-87248) filed on April 25, 1997.

                  (e) Form of Metropolitan Life Insurance Company endorsement to Security Equity Life Insurance Company variable annuity contracts (1-E22R-03) is incorporated herein by reference to the Registration Statement of Security Equity Separate Account Twenty-Six on Form N-4 (File No. 811-08888) filed on November 3, 2003.

            (5)   (a)   Form of Security Equity Life Insurance Company Contract
                        Application (694053 (7/94)) is incorporated herein by reference to the Registration Statement of Security
                        Equity Separate Account Twenty-Six on Form N-4 (File No.
                        811-08888) filed on November 3, 2003. (product no longer
                        sold)

                  (b) Form of Security Equity Life Insurance Company Contract Application (694053 (7/94)) is incorporated herein by reference to the Registration Statement of Security Equity Separate Account Twenty-Six on Form N-4 (File No. 811-08888) filed on November 3, 2003. (product no longer sold)

            (6)   (a)   Amended and Restated Charter and Amended and Restated
                        ByLaws of Metropolitan Life Insurance Company are incorporated herein by reference to Post-Effective
                        Amendment No. 5 to the Registration Statement (File
                        No. 333-1131/811-5338) for The New England Variable
                        Account on Form N-4, filed on April 27, 2000.

                  (b) Amended and Restated Charter of Metropolitan Life Insurance Company dated October 31, 2001 (effective November 27, 2001) and Amended and Restated By-Laws of Metropolitan Life Insurance Company approved June 27, 2000 (effective August 21, 2000) are incorporated herein by reference to the initial Registration Statement (File No. 333-837161/811-4001) for Metropolitan Life Separate Account E on Form N-4, filed on March 5, 2002.

            (7)   Not applicable

            (8)   Other Material Contracts

                  (a) Participation Agreement by and Among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., Security Equity Life Insurance Company and Cova Life Sales Company, dated October 12, 1999 is incorporated herein by reference to the Registration Statement of Security Equity

                        Separate Account Twenty-Six on Form N-4 (File No. 811-08888) filed on November 3, 2003.

                  (b) Administrative Services Agreement between Security Equity Life Insurance Company and AIM Advisors, Inc., dated October 12, 1999 is incorporated herein by reference to the Registration Statement of Security Equity Separate Account Twenty-Six on Form N-4 (File No. 811-08888) filed on November 3, 2003.

                  (c) Amendment No. 1 to Administrative Services Agreement between Security Equity Life Insurance Company and AIM Advisors, Inc., effective January 3, 2000 is incorporated herein by reference to the Registration Statement of Security Equity Separate Account Twenty-Six on Form N-4 (File No. 811-08888) filed on November 3, 2003.

                  (d) Assignment of and Amendment No. 1 to Participation Agreement Among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., Security Equity Life Insurance Company and Cova Life Sales Company effective October 31, 2003, is incorporated herein by reference to the Registration Statement of Security Equity Separate Account Twenty-Six on Form N-4 (File No. 811-08888) filed on November 3, 2003.

                  (e) Assignment of and Amendment No. 2 to Administrative Services Agreement between Security Equity Life Insurance Company and AIM Advisors, Inc. effective October 31, 2003, is incorporated herein by reference to the Registration Statement of Security Equity Separate Account Twenty-Six on Form N-4 (File No. 811-08888) filed on November 3, 2003.

                  (f) Agreement with respect to Trademarks and Fund Names between AIM Management Group, Inc., AIM Variable Insurance Funds, Inc., Security Equity Life Insurance Company and Cova Life Sales Company is incorporated herein by reference to the Registration Statement of Security Equity Separate Account Twenty-Six on Form N-4 (File No. 811-08888) filed on November 3, 2003.

                  (g) Master Services Agreement between General American Life Insurance Company and Liberty Insurance Services Corporation, dated November 17, 2000 is incorporated herein by reference to the Registration Statement of Security Equity Separate Account Twenty-Six on Form N-4 (File No. 811-08888) filed on November 3, 2003.

                  (h) Engagement Schedule regarding Master Services Agreement between Liberty Insurance Services Corporation and General American Life Insurance Company, dated November 17, 2000 is incorporated herein by reference to the Registration Statement of Security Equity Separate Account Twenty-Six on Form N-4 (File No. 811-08888) filed on November 3, 2003.

                  (i) Engagement Schedule II regarding Master Services Agreement between Liberty Insurance Services Corporation and General American Life Insurance Company, dated November 17, 2000 is incorporated herein by reference to the Registration Statement of Security Equity Separate Account Twenty-Six on Form N-4 (File No. 811-08888) filed on November 3, 2003.

            (9)   Opinion and Consent of Counsel filed herewith.

            (10)  (a)   Written Consent of Independent Accountants filed
                        herewith.

                  (b) Written Consent of Sutherland Asbill & Brennan LLP filed herewith.

            (11)  No financial statements are omitted from item 23.

            (12)  Not applicable

            (13)  Not applicable

            (14) Powers of attorney for Directors of Metropolitan Life Insurance Company ("MLIC") are incorporated herein by reference to the Registration Statement of Security Equity Separate Account Twenty-Six on Form N-4 (File No. 811-08888) filed as Exhibit (14) on November 3, 2003 for Robert H. Benmosche, Curtis H. Barnette, Gerald Clark, John C. Danforth, Burton A. Dole, Jr., James R. Houghton, Harry P. Kamen, Helene
                  L. Kaplan, John M. Keane, Catherine R. Kinney, Charles M. Leighton, Stewart G. Nagler, Hugh B. Price, Kenton J. Sicchitano and William C. Steere, Jr.; and Power of Attorney for MLIC Controller, Timothy L. Journy.

Item 25. Directors and Officers of the Depositor

NAME                            PRINCIPAL OCCUPATION & BUSINESS           POSITIONS AND OFFICES WITH DEPOSITOR
                                ADDRESS
--------------------------------------------------------------------------------------------------------------
Robert H. Benmosche             Chairman of the Board, President and      Chairman, President, Chief Executive
                                Chief Executive Officer, MetLife,         Officer and Director
                                Inc. and Metropolitan Life Insurance
                                Company,
                                One Madison Avenue,
                                New York, NY  10010

Curtis H. Barnette              Chairman, Emeritus,                       Director
                                Bethlehem Steel Corporation,
                                1170 Eighth Avenue,
                                Martin Tower 101,
                                Bethlehem, PA  18016-7699

Gerald Clark                    Vice Chairman of the Board                Vice Chairman and Director
                                MetLife, Inc., and Metropolitan
                                Life Insurance Company,
                                One Madison Avenue,
                                New York, NY  10010

John C. Danforth                Partner, Bryan Cave LLP,                  Director
                                One Metropolitan Square,
                                211 North Broadway, Suite 3600,
                                St. Louis, MO  63102

Burton A. Dole, Jr.             Retired Chairman,                         Director
                                Nelleor Puritan Bennett, Inc.,
                                P.O. Box 208,
                                Carlsbad, CA  92018

James R. Houghton               Chairman of the Board and Chief           Director
                                Executive Officer,
                                Corning Incorporated,
                                80 East Market Street, 2nd Floor,
                                Corning, NY  14830

Harry P. Kamen                  Retired Chairman and Chief Executive      Director
                                Officer,
                                Metropolitan Life Insurance Company,
                                200 Park Avenue, Suite 5700
                                New York, NY  10166

Helene L. Kaplan                Of Counsel, Skadden, Arps, Slate,         Director
                                Meagher & Flom, LLP
                                Four Times Square,
                                New York, NY  10036

John M. Keane                   General (Retired), United States          Director
                                Army
                                2200 Wilson Blvd.
                                Suite 102-542
                                Arlington, VA 22201-3324

NAME                            PRINCIPAL OCCUPATION & BUSINESS           POSITIONS AND OFFICES WITH DEPOSITOR
                                ADDRESS
--------------------------------------------------------------------------------------------------------------
Catherine R. Kinney             Group Executive Vice President,           Director
                                Co-Chief Operating Officer,
                                President and Executive Vice
                                Chairman,
                                New York Stock Exchange, Inc.
                                11 Wall Street, 6th Floor,
                                New York, NY  10005

Charles M. Leighton             Retired Chairman of the Board and         Director
                                Chief Executive Officer,
                                CML Group,
                                51 Vaughn Hill Road,
                                Bolton, MA  01720

Stewart G. Nagler               Vice Chairman of the Board and Chief      Vice Chairman, Chief Financial
                                Financial Officer,                        Officer and Director
                                MetLife, Inc. and Metropolitan Life
                                Insurance Company,
                                One Madison Avenue,
                                New York, NY  10010

John J. Phelan                  Former Chairman and Chief Executive       Director
                                Officer,
                                New York Stock Exchange, Inc.
                                P.O. Box 524
                                Locust Valley, NY  11560

Hugh B. Price                   President and Chief Executive             Director
                                Officer,
                                National Urban League, Inc.,
                                120 Wall Street, 7th and 8th Floors,
                                New York, NY  10005

Kenton J. Sicchitano            Retired Global Managing Partner           Director
                                PricewaterhouseCoopers
                                101 Jericho Road
                                Weston, MA 02493

William C. Steere, Jr.          Chairman of the Board,                    Director
                                Pfizer Inc.,
                                235 East 42nd Street,
                                New York, NY  10016

Set forth below is a list of certain principal officers of MetLife. The principal business address of each officer of MetLife is One Madison Avenue, New York, New York 10010.

NAME                       POSITION WITH METROPOLITAN LIFE
--------------------------------------------------------------------------------
Robert H. Benmosche        Chairman, Chief Executive Officer and Director
Gerald Clark               Vice Chairman and Director
Stewart G. Nagler          Vice Chairman, Chief Financial Officer and Director
Leland C. Launer           Executive Vice President and Chief Investment Officer
James L. Lipscomb          Executive Vice President and General Counsel
C. Robert Henrikson        President, US Insurance and Financial Services

NAME                       POSITION WITH METROPOLITAN LIFE
--------------------------------------------------------------------------------
Gary A. Beller             Senior Executive Vice President
Catherine A. Rein          Senior Executive Vice President; President and
                           Chief Executive Officer of MetLife Auto & Home
William J. Toppeta         President, International
Daniel J. Cavanaugh        Executive Vice President
Jeffrey J. Hodgman         Executive Vice President
Lisa M. Weber              Senior Executive Vice President, Chief
                           Administrative Officer
Judy E. Weiss              Executive Vice President
Joseph A. Reali            Senior Vice President and Tax Director
John E. Welch              Senior Vice President and General Auditor
Anthony J. Williamson      Senior Vice President and Treasurer
Timothy L. Journey         Vice President and Controller
                           (Principal Accounting Officer)
Gwenn L. Carr              Vice President and Secretary

Item 26. Persons Controlled by or Under Common Control With the Depositor or Registrant

      The Registrant is a separate account of Metropolitan Life Insurance Company under the New York insurance law. Under said law, the assets allocated to the separate account are the property of Metropolitan Life Insurance Company. Metropolitan Life Insurance Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. The following outline indicates those persons who are controlled by or under common control with MetLife, Inc.

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                             AS OF NOVEMBER 1, 2003

The following is a list of subsidiaries of MetLife, Inc. updated as of November 1, 2003. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.

A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association  (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Insurance and Annuity Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Insurance and Annuity Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

F. MetLife Pensiones S.A. (Mexico)- Ownership of MetLife Pensiones S.A. and Seguros Genesis, S.A. (Mexico) is as follows: MetLife, Inc. owns 97.4738%, and Metropolitan Asset Management Corporation owns 2.5262%.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada, and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A., and 0.01% is owned by MetLife Chile Inversiones Limitada.

H.    MetLife Mexico S.A. (Mexico)

I.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

      1.    Jefferson Pilot Omega Seguros de Vida S.A. (Uruguay)

J.    MetLife Securities, Inc. (DE)

K.    MetLife General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Alabama, Inc. (DE)

      2.    MetLife General Insurance Agency of Kentucky, Inc. (DE)

      3.    MetLife General Insurance Agency of Mississippi, Inc. (DE)

      4.    MetLife General Insurance Agency of North Carolina, Inc. (DE)

      5.    MetLife General Insurance Agency of Texas, Inc. (DE)

      6.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

L.    Metropolitan Property and Casualty Insurance Company

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

M.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

            a)    Texas Life Agency Services, Inc. (TX)

            b)    Texas Life Agency Services of Kansas, Inc. (KS)

      2.    Cova Life Management Company (DE)

      3.    MetLife Investors Insurance Company (MO)

            a)    MetLife Investors Insurance Company of California (CA)

            b)    First MetLife Investors Insurance Company (NY)

N.    Metropolitan Tower Life Insurance Company (DE)

O.    N.L. Holding Corp. (DEL) (NY)

      1.    Nathan & Lewis Associates-Arizona, Inc. (AZ)

      2.    Nathan & Lewis of Nevada, Inc. (NV)

      3.    Nathan & Lewis Associates, Inc. (NY)

            a)    Nathan and Lewis Insurance Agency of Massachusetts, Inc.
                  (MA)

            b)    Nathan and Lewis Associates of Texas, Inc. (TX)

P.    Walnut Street Securities, Inc. (MO)

      1.    WSS Insurance Agency of Massachusetts, Inc. (MA)

      2.    Walnut Street Advisers, Inc. (MO)

      3.    WSS Insurance Agency of Nevada, Inc. (NV)

Q.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors USA Insurance Company (DE)

      2.    MetLife Investors Group of Ohio (OH)

      3.    Security First Insurance Agency (MA)

      4.    MetLife Investors Distribution Company (DE)

      5.    MetLife Investors Insurance Agency, Inc. (Nevada)

      6.    Met Investors Advisory, LLC (DE)

      7.    MetLife Investors Financial Agency, Inc. (TX)

R.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Iberia, S.A. (Spain)

            a)    Seguros Genesis S.A. (Spain)

            b) Genesis Seguros Generales, Sociedad Anonima de Seguros y Reaseguros (Spain)

      2.    Natiloportem Holdings, Inc. (DE)

            a) Metropolitan Life Insurance Services Limited (United Kingdom)- 50% of the shares of Metropolitan Life Insurance Services Limited are held by Natiloportem Holdings, Inc. and 50% are held by Metropolitan Life Insurance Company.

            b)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

            c) European Marketing Services S.r.l. (Italy)- 95% of the shares of European Marketing Services S.r.l are held by Natiloportem Holdings, Inc. and 5% are held by MetLife International Holdings, Inc.

      3. MetLife India Insurance Company Private Limited (India)-26% of the shares of MetLife India Insurance Company Private Limited are held by MetLife International Holdings, Inc. and 74% by third parties.

      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong Kong)

      5.    Metropolitan Life Seguros de Retiro S.A. (Argentina)

      6.    Metropolitan Life Seguros de Vida S.A. (Argentina)

            a) Met AFJP S.A. (Argentina)- 95% of the shares of Met AFJP S.A. are held by Metropolitan Life Seguros de Vida S.A. (Argentina) and 5% of the shares are held by Metropolitan Seguros de Retiro S.A.

      7. MetLife Services Company Czechia, s.r.o. (Czech Republic)- 10% of the shares of MetLife Services

            Company Czechia are held by Natiloportem Holdings, Inc. and 90% of the shares are held by MetLife International Holdings, Inc.

      8.    MetLife Insurance Company of Korea Limited (South Korea)

      9.    Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)

            a) Seguradora Seasul S.A. (Brazil) - 99.89% of the shares of Seguradora Seasul S.A. are held by Metropolitan Life Seguros e Previdencia Privada S.A.

S.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Avenue BTP-D Holdings, LLC (DE)

      2.    334 Madison Avenue BTP-E Holdings, LLC (DE)

      3.    334 Madison Avenue Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 99% of the voting control of Park Twenty Three Investments Company is held by 334 Madison Euro Investments, Inc. and 1% is held by St. James Fleet Investments Two Limited.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 99% of the voting control of Convent Station Euro Investments Four Company is held by Park Twenty Three Investments Company and 1% by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company.

      4. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      5. One Madison Investments (Cayco) Limited (Cayman Islands)- 89.9% of the voting control of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company and 10.1% is held by Convent Station Euro Investments Four Company.

      6. CRB Co, Inc. (MA)- AEW Estate Advisors, Inc. holds 49,000 preferred non-voting shares of CRB Co., Inc. and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      7.    GA Holding Corp. (MA)

      8.    CRH Co., Inc. (MA)

      9.    L/C Development Corporation (CA)

      10.   Benefit Services Corporation (GA)

      11.   Thorngate, LLC (DE)

      12.   Alternative Fuel I, LLC

      13.   One Madison Merchandising L.L.C. (CT)

      14.   Transmountain Land & Livestock Company (MT)

      15.   MetPark Funding, Inc. (DE)

      16.   HPZ Assets LLC (DE)

      17.   MetDent, Inc. (DE)

      18.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      19.   Metropolitan Tower Realty Company, Inc. (DE)

      20. P.T. MetLife Sejahtera (Indonesia)-94.3% of P.T. MetLife Sejahtera is held by Metropolitan Life Insurance Company

      21.   Metropolitan Life Holdings Netherlands BV (Netherlands)

      22.   MetLife (India) Private Ltd. (India)

      23.   Metropolitan Marine Way Investments Limited (Canada)

      24. MetLife Central European Services Spolka z Organiczona Odpowiedzialmoscia (Poland)

      25.   MetLife Investments Ireland Limited (Ireland)

      26.   MetLife Private Equity Holdings, LLC (DE)

      27.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE). Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-BDR. 23rd Street Investments, Inc. is a 1% general partner.

            b) Mezzanine Investment Limited Partnership-LG (DE). 23rd Street Investments, Inc. is a 1% general partner of Mezzanine Investment Limited Partnership-LG. Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-LG.

                  (1)   Coating Technologies International, Inc. (DE)

      28.   Metropolitan Realty Management, Inc. (DE)

            a)    Edison Supply and Distribution, Inc. (DE)

            b)    Cross & Brown Company (NY)

                  (1)   CBNJ, Inc. (NJ)

      29.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      30.   MetLife Holdings, Inc.

            a)    MetLife Credit Corp.

            b)    MetLife Funding, Inc.

      31.   SSRM Holdings, Inc. (DE)

            a)    State Street Research & Management Company (DE)

                  (1)   State Street Research Investment Services, Inc. (MA)

            b)    SSR Realty Advisors, Inc. (DE)

                  (1)   Metric Management, Inc. (DE)

                  (2)   Metric Assignor, Inc. (CA)

                  (3)   SSR AV, Inc. (DE)

                  (4)   Metric Capital Corporation (CA)

                  (5)   SSR Development Partners LLC (DE)

                  (6) Metric Property Management, Inc. (DE)- 50% of Metric Property Management is held by Metric Realty and 50% is held by SSR Realty Advisors, Inc.

                  (7) Metric Realty (IL)- 50% of Metric Realty is held by SSR Realty Advisors, Inc.

                  (8)   SSR AVF III LLC

      32.   Bond Trust Account A

      33.   Metropolitan Asset Management Corporation (DE)

            a) MetLife Capital Credit L.P. (DE) - 90% of MetLife Capital Credit L.P. is owned by Metropolitan Life Insurance Company and 10% General Partnership interest of MetLife Capital Credit L.P. is held by Metropolitan Asset Management Corporation.

                  (1)   MetLife Capital CFLI Holdings, LLC (DE)

                        (a)   MetLife Capital CFLI Leasing, LLC (DE)

            b) MetLife Capital Limited Partnership (DE)- 73.78% Limited Partnership interest is held directly by Metropolitan Life Insurance Company and 9.58% Limited Partnership and 16.64% General Partnership interests are held by Metropolitan Asset Management Corporation.

            c) MetLife Investments Asia Limited (Hong Kong)- One share of MetLife Investments Asia Limited is held by W&C Services, Inc., a nominee of Metropolitan Asset Management Corporation.

            d) MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and MetLife Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

            e) MetLife Investments, S.A. (Argentina)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and MetLife Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

            f) MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and MetLife Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

      34.   New England Life Insurance Company (MA)

            a)    New England Life Holdings, Inc. (DE)

                  (1)   MetLife Advisers, LLC (MA)

                  (2)   New England Securities Corporation (MA)

                        (a)   Hereford Insurance Agency, Inc. (MA)

            b) New England Financial Distributors LLC (DE) - 79.29% is held by New England Life Insurance Company

            c)    Newbury Insurance Company, Limited (Bermuda)

            d)    New England Pension and Annuity Company (DE)

            e)    Omega Reinsurance Corporation (AZ)

      35.   GenAmerica Financial Corporation (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Distributors, Inc. (MO)

            c)    General American Life Insurance Company (MO)

                  (1)   Paragon Life Insurance Company (MO)

                  (2) GenAmerica Management Corporation (MO)- 90% of the voting shares of GenAmerica Management Corporation is owned by General American Life Insurance Company.

                  (3)   Krisman, Inc. (MO)

                  (4)   White Oak Royalty Company (OK)

                  (5)   Equity Intermediary Company (MO)

                        (a) Reinsurance Group of America, Incorporated (MO)- 48.9% of Reinsurance Group of America, Incorporated is held by Equity Intermediary Company and 9.6% of the voting shares of Reinsurance Group of America, Incorporated is held directly by Metropolitan Life Insurance Company.

                              (i)   Reinsurance Company of Missouri,
                                    Incorporated (MO)

                                    (A)   RGA Reinsurance Company (MO)

                                          (aa)   Fairfield Management Group,
                                                 Inc. (MO)

                                                 (a.1)   Reinsurance Partners,
                                                         Inc. (MO)

                                                 (a.2)   Great Rivers
                                                         Reinsurance Management,
                                                         Inc. (MO)

                                                 (a.3)   RGA (U.K.) Underwriting
                                                         Agency Limited (United
                                                         Kingdom)

                              (ii) Triad Re, Ltd. (Barbados)-67% of Triad Re, Ltd. is held by Reinsurance Group of America, Incorporated and 100% of the preferred stock of Triad Re, Ltd. is also held by Reinsurance Group of America Incorporated.

                              (iii) RGA Sigma Reinsurance SPC (Cayman Islands)

                              (iv)  RGA Capital Trust I (DE)

                              (v)   RGA Americas Reinsurance Company, Ltd.
                                    (Barbados)

                              (vi) RGA Reinsurance Company (Barbados) Ltd. (Barbados)

                                    (A)   RGA Financial Group, L.L.C. (DE)- 80%
                                          of RGA Financial Group, L.L.C. is held
                                          by RGA Reinsurance Company (Barbados)
                                          Ltd. and 20% of RGA

                                          Financial Group, LLC is held by RGA
                                          Reinsurance Company

                              (vii) RGA Life Reinsurance Company of Canada
                                    (Canada)

                              (viii) RGA International Corporation (Nova
                                     Scotia)

                                    (A)   RGA Financial Products Limited
                                          (Canada)

                              (ix)  RGA Holdings Limited (U.K) (United Kingdom)

                                    (A)   RGA UK Services Limited (United
                                          Kingdom)

                                    (B)   RGA Capital Limited U.K. (United
                                          Kingdom)

                                    (C)   RGA Reinsurance (UK) Limited (United
                                          Kingdom)

                              (x) RGA South African Holdings (Pty) Ltd. (South Africa)

                                    (A)   RGA Reinsurance Company of South
                                          Africa Limited (South Africa)

                              (xi)  RGA Australian Holdings PTY Limited
                                    (Australia)

                                    (A)   RGA Reinsurance Company of Australia
                                          Limited (Australia)

                                    (B)   RGA Asia Pacific PTY, Limited
                                          (Australia)

                              (xii) General American Argentina Seguros de
                                    Vida, S.A. (Argentina)

                              (xiii) RGA Argentina S.A. (Argentina)

                              (xiv) Regal Atlantic Company (Bermuda) Ltd.
                                    (Bermuda)

                              (xv)  Malaysia Life Reinsurance Group Berhad
                                    (Malaysia)- 30% interest of Malaysia Life
                                    Reinsurance Group Berhad is held by
                                    Reinsurance Group of America, Incorporated.

                              (xvi) RGA Technology Partners, Inc. (MO)

                              (xvii) RGA International Reinsurance Company
                                     (Ireland)

The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Structures is a general partnership in which Metropolitan Life Insurance Company owns a 50% interest.

2) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

3) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), an indirect wholly owned subsidiary of MetLife, Inc.

4) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies. The various MILPs own, directly or indirectly, 100% of the voting stock of the following: Coating Technologies International, Inc.

5) New England Life Insurance Company ("NELICO"), owns 100% of the voting stock of Omega Reinsurance Corporation. NELICO does not have a financial interest in this subsidiary.

6) 100% of the capital stock of Fairfield Insurance Agency of Texas, Inc. is owned by an officer. New England Life Insurance Company controls the issuance of additional stock and has certain rights to purchase such officer's shares.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

Item 27. Number of Contract Owners as of September 30, 2003:

      Qualified: 1
      Non-Qualified: 10

Item 28. Indemnification

MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors' and Officers' liability policy with a limit of $300 million. The Directors and Officers of Metropolitan Life Insurance Company, a subsidiary of MetLife, Inc., also are covered under the Financial Institutions Bond as well as under the Directors' and Officers' Liability policy. A provision in Metropolitan Life Insurance Company's by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of Metropolitan Life Insurance Company.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Metropolitan Life Insurance Company pursuant to the foregoing provisions, or otherwise, Metropolitan Life has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Metropolitan Life of expenses incurred or paid by a director, officer or controlling person of Metropolitan Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Metropolitan Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

(a) MetLife Investors Distribution Company ("MIDC"), 22 Corporate Plaza Drive, Newport Beach, California 92660, serves as the principal underwriter for the following investment companies (other than the Registrant):

         First MetLife Investors Variable Annuity Account One
         General American Separate Account 28
         General American Separate Account 29
         Met Investors Series Trust
         MetLife Investors Variable Annuity Account One
         MetLife Investors Variable Annuity Account Five
         MetLife Investors Variable Life Account One
         MetLife Investors Variable Life Account Five
         Security Equity Separate Account Twenty-Six

(b) MIDC serves as the principal underwriter and distributor for the variable annuity contracts using Security Equity Separate Account Twenty-Six and Security Equity Separate Account Twenty-Seven of Metropolitan Life Insurance Company and funded by AIM Variable Insurance Funds, Inc.

Name and Principal Business Address of MIDC -- 22 Corporate Plaza Drive, Newport Beach, California 92660.

MIDC is the principal underwriter for the Contracts. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for each officer and director of MetLife Investors Distribution Company is 22 Corporate Plaza Drive, Newport Beach, CA 92660, unless otherwise indicated.

NAME AND PRINCIPAL                    POSITIONS AND OFFICES
BUSINESS ADDRESS                      WITH UNDERWRITER
Richard C. Pearson                    President and Director
22 Corporate Plaza Drive
Newport Beach, CA 92660

Elizabeth M. Forget                   Executive Vice President, Chief Marketing
One Madison Avenue                    Officer and Director
New York, NY  10010

NAME AND PRINCIPAL                    POSITIONS AND OFFICES
BUSINESS ADDRESS                      WITH UNDERWRITER
Edward C. Wilson                      Executive Vice President, Chief
22 Corporate Plaza Drive              Distribution Officer and Director
Newport Beach, CA 92660

A. Frank Beaz                         Director
22 Corporate Plaza Drive
Newport Beach, CA 92660

James P. Bossert                      Director
22 Corporate Plaza Drive
Newport Beach, CA 92660

Michael K. Farrell                    Director
22 Corporate Plaza Drive
Newport Beach, CA 92660

Paul Hipworth                         Executive Vice President, Chief
22 Corporate Plaza Drive              Financial Officer
Newport Beach, CA 92660

Paul A. LaPiana                       Executive Vice President, Life Insurance
22 Corporate Plaza Drive              Distribution Division
Newport Beach, CA 92660

Leslie Sutherland                     Executive Vice President, Chief Sales
22 Corporate Plaza Drive              Officer
Newport Beach, CA 92660

Helayne F. Klier                      Executive Vice President
22 Corporate Plaza Drive
Newport Beach, CA 92660

Charles M. Deuth                      Vice President, National Accounts, and
22 Corporate Plaza Drive              Director
Newport Beach, CA 92660

Debora L. Buffington                  Vice President, Director of Compliance
22 Corporate Plaza Drive
Newport Beach, CA 92660

James R. Fitzpatrick                  Vice President
22 Corporate Plaza Drive
Newport Beach, CA 92660

NAME AND PRINCIPAL                    POSITIONS AND OFFICES
BUSINESS ADDRESS                      WITH UNDERWRITER
Paul M. Kos                           Vice President
22 Corporate Plaza Drive
Newport Beach, CA 92660

Deron J. Richens                      Vice President
22 Corporate Plaza Drive
Newport Beach, CA 92660

Paul A. Smith                         Vice President
22 Corporate Plaza Drive
Newport Beach, CA 92660

Cathy Sturdivant                      Vice President
22 Corporate Plaza Drive
Newport Beach, CA 92660

Paulina Vakouros                      Vice President
22 Corporate Plaza Drive
Newport Beach, CA 92660

Jonnie L. Crawford                    Secretary
22 Corporate Plaza Drive
Newport Beach, CA 92660

Anthony J. Williamson                 Treasurer
One Madison Avenue
New York, NY 10010

(c)      Principal Underwriter

NAME OF PRINCIPAL        NET UNDERWRITING       COMPENSATION ON        BROKERAGE          COMPENSATION
UNDERWRITER              DISCOUNTS AND          REDEMPTION             COMMISSIONS
                         COMMISSIONS
------------------------------------------------------------------------------------------------------
MetLife Investors             $0                     $0                     $0                  $0
Distribution Company

Item 30. Location of Accounts and Records

The following companies will maintain possession of the documents required by
Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder:
      - Metropolitan Life Insurance Company, 501 Boylston Street, Boston, Massachusetts 02116-3700
      - Liberty Insurance Services, 2000 Wade Hampton Boulevard, Greenville, South Carolina 29615

      - MetLife Investors Distribution Company, 22 Corporate Plaza Drive, Newport Beach, California 92660

Item 31. Management Services

All management contracts are discussed in Part A or Part B.

Item 32. Undertakings

Registrant hereby makes the following undertakings:

(a) to file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Purchase Payments under the Contracts may be accepted;

(b) to include, as part of the application to purchase a Contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information;

(c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Metropolitan Life at the address or phone number listed in the prospectus;

(d) to comply with and rely upon the Securities and Exchange Commission No-Action Letter to the American Council of Life Insurance, dated November 28, 1988, regarding Sections 22(e), 27(c)(1) and 27(d) of the Investment Company Act of 1940;

(e) Metropolitan Life hereby represents that the fees and charges deducted under the Contracts are, in the aggregate, reasonable in relationship to the services rendered, the expenses expected, and the risks incurred by Metropolitan Life.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf in the City of New York, State of New York, on the 3rd day of November, 2003.

                                                    SECURITY EQUITY SEPARATE
                                             ACCOUNT TWENTY-SEVEN (Registrant)

                                             By: METROPOLITAN LIFE INSURANCE
                                                         COMPANY (Depositor)

Attest: /s/ James D. Gaughan                 By: /s/ James L. Lipscomb
       --------------------------------         --------------------------------
        James D. Gaughan                        James L. Lipscomb
        Assistant Secretary                     Executive Vice President and
                                                General Counsel

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor, Metropolitan Life Insurance Company, certifies that it has duly caused this Registration Statement to be signed on its behalf in the City of New York, State of New York, on the 3rd day of November, 2003.

                                          METROPOLITAN LIFE INSURANCE COMPANY

Attest: /s/ James D. Gaughan              By: /s/ James L. Lipscomb
       --------------------------------      --------------------------------
        James D. Gaughan                      James L. Lipscomb
        Assistant Secretary                   Executive Vice President and
                                              General Counsel

                                   SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 3, 2003.

               SIGNATURE                                   Title
               ---------                                   -----
                                              Chairman of the Board, President,
                  *                         Chief Executive Officer and Director
-----------------------------------
         ROBERT H. BENMOSCHE


                                                 Vice-Chairman of the Board
                  *                          Chief Financial Officer (Principal
-----------------------------------           Financial Officer) and Director
         STEWART G. NAGLER


                                               Vice President and Controller
                  *                            (Principal Accounting Officer)
-----------------------------------
         TIMOTHY L. JOURNY


                  *                                       Director
-----------------------------------
         CURTIS H. BARNETTE


                  *                              Vice Chairman of the Board
-----------------------------------                     and Director
         GERALD CLARK


                  *
-----------------------------------
         JOHN C. DANFORTH                                 Director


                  *                                       Director
-----------------------------------
         BURTON A. DOLE, JR.


                  *                                       Director
-----------------------------------
         JAMES R. HOUGHTON


                  *                                       Director
-----------------------------------
         HARRY P. KAMEN

               SIGNATURE                                   Title
               ---------                                   -----

                  *                                       Director
-----------------------------------
         HELENE L. KAPLAN


                  *                                       Director
-----------------------------------
            JOHN M. KEANE


                  *                                       Director
-----------------------------------
         CATHERINE R. KINNEY


                  *                                       Director
-----------------------------------
         CHARLES M. LEIGHTON


                                                          Director
-----------------------------------
         JOHN J. PHELAN, JR.


                  *                                       Director
-----------------------------------
         HUGH B. PRICE


                  *                                       Director
-----------------------------------
         KENTON J. SICCHITANO


                  *                                       Director
-----------------------------------
         WILLIAM C. STEERE, JR.


/s/ Marie C. Swift
-----------------------------------
Marie C. Swift
Attorney-In-Fact
November 3, 2003

* Metropolitan Life Insurance Company. Executed by Marie C. Swift, Esq. on behalf of those indicated pursuant to Powers of Attorney which are incorporated herein by reference and were filed with the Registration Statement of Security Equity Separate Account Twenty-Six on Form N-4 (No. 811-08888) as Exhibit 14, filed on November 3, 2003 for Robert H. Benmosche, Curtis H. Barnette, Gerald Clark, John C. Danforth, Burton A. Dole, Jr., James R. Houghton, Harry P. Kamen, Helene L. Kaplan, John M. Keane, Catherine R. Kinney, Charles M. Leighton, Stewart G. Nagler, Hugh B. Price, Kenton J. Sicchitano, William C. Steere, Jr., and Timothy L. Journy.

                                  EXHIBIT INDEX

      (1)(a) Resolutions of the Board of Directors of Security Equity Life Insurance Company ("Security Equity") establishing Separate Account Twenty-Seven.

      (9)     Opinion and Consent of Counsel.

      (10)(i) Written Consent of Independent Accountants.

      (ii)    Written Consent of Sutherland Asbill & Brennan LLP.